Follow-Up Materials


06014349

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME K. Wah Int'l Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 15 2006 E
THOMSON FINANCIAL

FILE NO. 82- 3859

FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dw

DAT : 6/14/06



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability 於百慕達註冊成立之有限公司)
(Stock code 股份代號 0173)



12-31-05
AR/S
RECEIVED
2006 JUN 14 A 9:58
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
WESTWOOD

Annual Report 2005 年報

Unless otherwise stated, in this annual report : (i) the ***Company*** means K. Wah International Holdings Limited and the ***Group*** includes the Company and its subsidiaries, (ii) the ***Board*** means the board of directors and ***Directors*** are the directors of the Company, (iii) ***Share*** and ***Shareholder*** are, respectively, ordinary share of the Company and holder of the Share, (iv) ***Listing Rules*** refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, ***Stock Exchange*** is The Stock Exchange of Hong Kong Limited, (v) ***SFO*** is the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong, (vi) ***Bye-laws*** refers to the Bye-laws of the Company, (vii) ***GEG*** and ***Galaxy Casino*** are, respectively, Galaxy Entertainment Group Limited (Hong Kong listed stock code 0027) and Galaxy Casino, S.A. (a company incorporated in Macau), and (viii) ***2005 Financial Statements*** refers to the audited consolidated financial statements of the Company for the year ended 31st December 2005.

除非另有所指，否則在本年報內：（i）「***本公司***」指 K. Wah International Holdings Limited 嘉華國際集團有限公司及「***本集團***」包括本公司及其附屬公司，（ii）「***董事會***」指本公司之董事會及「***董事***」指本公司之董事，（iii）「***股份***」及「***股東***」分別指本公司之普通股份及股份持有人，（iv）「***上市規則***」指聯交所證券上市規則，「***聯交所***」指香港聯合交易所有限公司，（v）「***證券及期貨條例***」指香港法例第五百七十一章證券及期貨條例，（vi）「***公司細則***」指本公司之公司細則，（vii）「***銀河娛樂***」及「***銀河娛樂場***」分別指銀河娛樂集團有限公司（於香港上市股份代號0027）及銀河娛樂場股份有限公司（於澳門註冊成立之公司），及（viii）「***二零零五年財務報表***」指截至二零零五年十二月三十一日止年度本公司已審核綜合賬目。

Contents

02 Our Mission
03 Our Company
04 Major Events and Awards
06 Chairman's Statement
08 Corporate Governance Report
14 Management Discussion and Analysis
36 Five-Year Summary
38 Investor Relations
39 Good Corporate Citizenship
40 Corporate Information
41 Directors and Senior Managers
43 Report of the Directors
53 Report of the Auditors
54 Consolidated Profit and Loss Statement
55 Consolidated Balance Sheet
56 Company Balance Sheet
57 Consolidated Cash Flow Statement
58 Consolidated Statement of Changes in Equity
59 Notes to the Financial Statements
107 Schedule of the Group's Significant Properties

Our Mission

It is our mission to focus on customer needs
and pursue the spirit of excellence with
quality products and services through
our commitment to research,
design and competitive pricing.
With vision, perseverance and teamwork,
we strive to provide shareholders with
the best return on their investment.



K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 173)

Principal Place of Business in Hong Kong
29th Floor, K. Wah Centre
191 Java Road, North Point, Hong Kong

PROXY FORM for use at the 2006 annual general meeting or any adjournment thereof

I/We *(note 1)* ____________________

of ____________________

being the registered holder(s) of *(note 2)* ____________________

shares of HK$0.10 each in K. Wah International Holdings Limited ("*Company*") hereby appoint *(note 3)* the Chairman of the meeting or ____________________

of ____________________

as my/our proxy to attend and act for me/us at the 2006 annual general meeting ("*Meeting*") of the Company to be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Monday, 29th May 2006 at 11:00 a.m. for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the Meeting and at the Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the said resolutions as hereunder indicated, and if no such indication is given, as my/our proxy thinks fit.

Please indicate with a "√" in the boxes provided below how you wish your vote(s) to be cast on a poll.

		For	Against
1.	To receive and consider the financial statements and reports of the directors and auditors for the year ended 31st December 2005.	☐	☐
2.	To declare a final dividend.	☐	☐
3.	To re-elect the following persons as directors:		
	a. Mr. Eddie Hui Ki On	☐	☐
	b. Mr. William Lo Chi Chung	☐	☐
	c. Sir David Akers-Jones	☐	☐
	d. Dr. Leo Lee Tung Hai	☐	☐
	And to fix the remuneration of the directors for the year ended 31st December 2005 and for subsequent financial years until otherwise determined.	☐	☐
4.	To re-appoint PricewaterhouseCoopers as auditors and authorise the directors to fix their remuneration.	☐	☐
5.	To pass Ordinary Resolutions for the following:		
	5.1 Giving a general mandate to the directors to purchase shares of the Company;	☐	☐
	5.2 Giving a general mandate to the directors to allot, issue and deal with additional shares of the Company; and	☐	☐
	5.3 Extending the general mandate as approved under 5.2.	☐	☐

Shareholder's Signature: ____________________ Date: ____________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITAL**.
2. Please insert the number of shares registered in your name(s); if no number is inserted, this proxy form will be deemed to relate to all the shares in the Company registered in your name(s).
3. A member may appoint a proxy of his choice, who need not be a member of the Company, but must attend the Meeting in person to represent him. If such an appointment is made, delete the words "the Chairman of the meeting or" and insert the name and address of the appointed proxy in the space provided. Completion and delivery of the proxy form will not preclude you from attending and voting in person at the Meeting. In such event, the instrument appointing a proxy shall be deemed to be revoked.
4. In the case of joint holders, this proxy form must be signed by the member whose name stands first on the registers of members. Further, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of other joint holder(s) and for this purpose seniority shall be determined by the order in which the names stand in the registers of members.
5. This proxy form must be signed by you or your attorney duly authorised in writing, or in the case of a corporation, either under its Common Seal or under the hand of an officer or attorney duly authorised.
6. If this form is returned duly signed but without a specific direction, the proxy may cast your vote(s) or abstain from voting at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting ("*Notice*").
7. To be valid, this proxy form together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority **must be deposited** at the Company's principal place of business in Hong Kong at **29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong (for the attention of the Company Secretary)** not less than **48 hours before the time appointed for the Meeting** or any adjournment thereof.
8. Any alterations made in this form should be initialled by the person who signs it.
9. The Notice is set out in the Company's circular dated 28th April 2006 ("*Circular*").
10. Details of the directors' remuneration for the year ended 31st December 2005 and for subsequent financial years are set out in the Note 6 of Notice which appears in Appendix III to the Circular.
11. Biographical details of the directors proposed to be re-elected at the Meeting are set out in Appendix I to the Circular.



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號：173)

香港主要辦事處
香港北角渣華道191號
嘉華國際中心二十九樓

二零零六年股東週年大會（或其任何續會）適用之代表委任表格

本人／吾等*（註一）* ______________________________

寓 ______________________________

為嘉華國際集團有限公司（「**本公司**」）股本中每股面值港幣0.10元之股份*（註二）* ______________ 股

之註冊持有人，茲委任*（註三）*會議主席或 ______________________________

寓 ______________________________

為本人／吾等之代表，代表本人／吾等出席於二零零六年五月二十九日星期一上午十一時正假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳召開之本公司二零零六年股東週年大會（「**年會**」），藉以考慮並酌情通過召開年會通告所載之各項議案，並於年會（或其任何續會）代表本人／吾等並以本人／吾等之名義，按以下所載指示對上述議案投票；倘無作出指示，則由本人／吾等之代表酌情決定投票。

請以「√」號在下列空格上，以表示　閣下欲如何處理　閣下之投票。

		贊成	反對
1.	省覽截至二零零五年十二月三十一日止年度之財務報表及董事會與核數師報告書。	☐	☐
2.	宣派末期股息。	☐	☐
3.	選舉下列人士留任董事：		
	a. 許淇安先生	☐	☐
	b. 羅志聰先生	☐	☐
	c. 鍾逸傑爵士	☐	☐
	d. 李東海博士	☐	☐
	及釐定截至二零零五年十二月三十一日止年度及每一財政年度（除非另有決議）之董事袍金。	☐	☐
4.	重聘羅兵咸永道會計師事務所為本公司之核數師及授權董事會釐定其酬金。	☐	☐
5.	通過下列之普通決議案：		
	5.1 授予董事一般授權以購買本公司之股份；	☐	☐
	5.2 授予董事一般授權以配發、發行及處理本公司之新增股份；及	☐	☐
	5.3 擴大上述5.2項之一般權力。	☐	☐

股東簽署：______________________　　　　日期：______________________

附註：

一、 請用**正楷**填上全名及地址。

二、 請將　閣下名下登記之股份數目填上，如未有填上股份數目，則本代表委任表格將被視為與　閣下名下登記之所有本公司股份有關。

三、 股東可委任任何人士為其代表，而代表無須為本公司之股東，但須親自出席年會以代表股東。倘作出此委任，請將「會議主席或」字樣刪去，並在空欄內填上　閣下所擬委任代表之姓名及地址。　閣下於填妥及交回代表委任表格後仍可親自出席年會及於會上投票。在此情況下，委任代表文件將被視為經已撤銷。

四、 如屬聯名股東，則代表委任表格須由股東名冊上排名首位之聯名股東簽署。本公司只接受排名最先的註冊股東親自或委任代表所投之票為有效。因此，以股東名冊上排名次序較先的聯名股東享有優先投票權。

五、 代表委任表格必須由　閣下或　閣下之正式書面授權人簽署；如股東為法團，則須蓋上公司印鑑，或由公司負責人或獲正式授權之人員簽署。

六、 如表格經簽妥交回但欠明確指示，受委任代表可酌情決定投票或放棄投票。代表亦可對召開年會之通告（「**通告**」）所述者以外而在年會上適當提呈之任何決議案投票。

七、 本代表委任表格連同簽署人之授權書或其他授權文件（指如有而言）或經由公證人簽署證明之授權書或授權文件之副本，**最遲須於年會（或其任何續會）指定舉行時間不少於四十八小時前交回本公司之香港主要辦事處**，地址為**香港北角渣華道191號嘉華國際中心二十九樓（註明公司秘書收）**，方為有效。

八、 本表格之每項更正，均須由簽署人簡簽示可。

九、 通告載於二零零六年四月二十八日之本公司通函（「**通函**」）。

十、 截至二零零五年十二月三十一日止年度及每一財政年度之董事袍金之詳細資料載於通函附錄三之通告附註第6項。

十一、擬於年會上重選留任董事之詳細資料載於通函附錄一。

Our Company

Since our listing in 1987*, K. Wah International Holdings Limited (Hong Kong listed stock code 0173) has been renowned for being a quality developer. Over the years, we have developed dozens of premium projects in Shanghai, Guangzhou, and Hong Kong, and built a suite of premium investment properties across Mainland China, Hong Kong, and South East Asia. The Great Hill in Hong Kong and our K. Wah Centre in Shanghai are latest additions to this portfolio. We also have significant presence in Macau – a booming and most exciting entertainment and leisure destination in this part of the world – through our strategic 18.7% stake holding in Galaxy Entertainment Group Limited (Hong Kong listed stock code 0027). Our strategic holding in GEG provides an investment gateway for our shareholders to share in the success of the booming Macau economy.

LEADERSHIP IN THE NICHE MARKET

We integrate design, quality, functionalities, and services in our products to re-define the concept of modern living. It is our unique proposition that our products while maintaining good margins for the Company must at the same time offer the highest value to our customers. This philosophy earns trophies and accolades for all products under the K. Wah brand including, lately in 2006, the Business Superbrands.

SOLID FOUNDATION FOR GROWTH

Mainland China has been a core part in our roadmap for growth since the early 90's. This first-mover advantage gives us the edge over our peers in building up sizeable land bank at low cost. We have also accumulated a team of seasoned management and professional staff, and forged strategic partnerships for our business there. Most of our land reserve is at premium locations in Shanghai and Guangzhou, which will remain the key component of our growth play.

** Formerly K. Wah Stones (Holdings) Limited listed in 1987.*

06/02/2005

The Company formed a strategic alliance with Shanghai Baosteel Group Corporation, Mitsubishi Corporation and Tokyu Land Corporation to set up the **joint venture Shanghai Baoland Co. Ltd.** with an aim to further enhance its business portfolio in Mainland China property market.


宝钢 嘉华
三菱 東急
上海宝地置业有限责任公司合资协议签字仪式

23/04/2005

The opening ceremony of **Shanghai K. Wah Centre** was officiated by the former Prime Minister of France Jean Pierre Raffarin (right), renowned French artist Richard Texier (left), and Chairman of the Group Dr Che-woo Lui.







19/07/2005

The successful **acquisition of Galaxy Casino, S.A.** by GEG (formerly KWCM) marked a major breakthrough of the Company and created a quadruple win for Shareholders, GEG, the Company and Galaxy Casino.




ACQUISITION OF GALAXY CASINO, S.A.
WAH CONSTRUCTION MATERIALS
PRESS CONFERENCE






GREAT HILL

03/10/2005

The sponsorship of the renowned opera Turnadot is one of the major **marketing campaigns of The Great Hill**.


K. WAH GROUP
嘉華集團





14/11/2005

Chief Executive of the HKSAR Donald Tsang, Deputy Director of the Liaison Office of the Central People's Government Wang Fengchao and Chairman of the Group Dr Che-woo Lui officiated at the **K. Wah Group 50th Anniversary Grand Celebration**.




AWARDED
BUSINESS
Superbrands
HONG KONG
2006

07/03/2006

K. Wah is the first Hong Kong property developer clinching the **Business Superbrands**, a testimonial of its dedication in developing high quality properties.



Sustained Business Growth Driven by Innovation and Commitment to Excellence

Chairman
Dr Che-woo Lui
GBS, MBE, JP, LLD, DSSc

Dear shareholders,

I am pleased to report on a year of creating value for our shareholders, particularly on back of the 50th anniversary of the K. Wah Group.

Much of 2005 was devoted to unlocking the value of the gaming assets of Galaxy Casino, S.A., through injection into K. Wah Construction Materials Limited, which is now Galaxy Entertainment Group Limited. Galaxy is the first Hong Kong company holding a gaming concession, and the listing is also the first of its kind in Hong Kong.

The separation of Galaxy from the Group not only creates value for our shareholders but also generates substantial profit for the Group and brings clarity to the business focus of the two companies.

Galaxy is an important asset, and the Group's focus, henceforth, will be property development and investment, in Hong Kong and particularly, in Mainland China.

The global trade and investment universe all has its focus on Greater China. Our strategic plan has for years identified Mainland China as the key growth driver of the Group's business.

Mainland China growth momentum continues to be strong. In 2005, her GDP grew by 9.9% to RMB18.23 trillion, and export surged 28.4% to US$762 billion. Against this backdrop of strong growth is the sheer accumulation of private wealth achieved over two decades of successful economic reforms, and un-locking the private sector wealth looks set to become a theme as Mainland China continues to shape her economic landscape.

Rising private affluence and a strong propensity for home ownership bring sustainable demand for housing. To date, the Group has accumulated a land bank of over two million square metres of land in Shanghai and Guangzhou. Our Shanghai K. Wah Centre highlights the importance of the Group's presence in the municipality, the most exciting landscape in Mainland China.

Hong Kong remains the Group's core area in our Greater China game plan. In 2005, Hong Kong home prices rose by close to 7%. Hong Kong property prices in 2006 look set to return to the upturn. Many predict that interest rate cycle will peak out this year. Increasing number of new families and falling unemployment rate all spur demand for housing.

The Group will capitalize on the improved market conditions in Hong Kong. This year, the Group's two premium residential projects will go on stream for pre-sale, which are The Great Hill in Shatin, and the residential development at Johnston Road, Wanchai. Our luxurious project at The Great Hill has already registered strong purchase interest since commencement of its pre-sale in early March 2006. We are confident that these projects will deliver the results we expect and good value to our shareholders.

The Group has always been known as a quality property developer in the high-end market. Over the years it has accumulated a number of accolades through the uncompromising quest for excellence of the management and staff. The most recent addition to the list is the "Business Superbrands" Award in recognition of our achievements on corporate structure, market positioning, management, and quality of product and services at international level.

As I have emphasized in last year's annual report, people is the key force driving the growth of the Group. Given the Group's extensive business network covering Shanghai, Guangzhou, Hong Kong, Macau and Singapore, the people element has never been more important than now. Our core strength has always been the extent to which our operations in different markets have harnessed the Group's capabilities in enhancing their competitive position in different places. We share experience and best industry practices within this network of operations. This transfer of skills and expertise enables us to create and take business opportunities, and from there we manage growth.

I shall be more than happy for the Group to have a team of seasoned and loyal management and staff. The Group will continue to invest in human resources to enhance our competitiveness in the global business arena.

I thank the directors and all our employees for the professionalism, enterprises and hard work they have dedicated to the Group's business and success.

Che-woo Lui
Chairman
30th March 2006



As early as 2000, corporate governance has already been part of the corporate value of the Company. Over the years, the Company has developed sound governance and disclosures practices as part of its ethnical corporate culture with a view for transparency to the investing public. This sets the standards in the way the Group goes about its business.

BOARD AND BOARD PRACTICES

The objectives of the management structures within the Group, headed by the Board and led by the Chairman, are to deliver sustainable value to Shareholders.

The Chairman provides leadership to and oversees the effective functioning of the Board. With support of the Managing Director and the Company Secretary, the Chairman approves Board meeting agenda, and ensures Directors have proper briefing, and timely receive adequate and reliable information, on all Board matters.

The role of the Chairman is separate from that of the Managing Director, and different persons hold the separate offices. Managing Director heads the management and focuses on the day-to-day operations of the Group.

Led by the Chairman, the Board sets the strategy and policies for the Group, approves the annual budget and business plan presented by management for the achievement of the strategic objectives, evaluates performance, and oversees management. The Board confines itself to making strategic and broad policy decisions, delegating responsibility for more detailed considerations to the Executive Board under the leadership of the Chairman, and implementation to the Managing Director.

The Board comprises 6 executive Directors (including the Chairman and the Managing Director), and 7 non-executive Directors (of whom 5 were independent non-executive Directors). Biographical details of the Directors are set out on pages 41 to 42 of this annual report. Non-executive Directors do not participate in the daily business management of the Company but constructively challenge and help develop proposals on the Group's business strategy. Non-executive Directors are appointed for a term of 3 years.

Each of Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield has provided confirmation of his independence to the Company. The Board considers that all of them met the requirements of the independence guidelines in Rule 3.13 of the Listing Rules. One of the independent non-executive Directors has appropriate accounting professional qualification, and the rest possess appropriate business skills and financial management experience.

In accordance with the requirements of the Bye-laws and the corporate governance practices of the Company, Mr. Eddie Hui Ki On and Mr. William Lo Chi Chung (both executive Directors) as well as Sir David Akers-Jones and Dr. Leo Lee Tung Hai (both independent non-executive Directors) will retire by rotation but offer themselves for re-election, respectively as executive Directors and independent non-executive Directors, at the forthcoming annual general meeting of the Company. None of the Directors who are proposed for re-election has a service contract with the Company that is not terminable by the Company within 1 year without payment of compensation (other than statutory compensation).

Under the Chairman's leadership, the Board is regularly reviewing its succession and nomination policy to ensure that there is a balance of expertise, skill, and experience appropriate for the business and long-term development of the Group. The criteria for selecting and recommending candidates for directorship include their experience and expertise in particular field, and their understanding and familiarity with the business and activities of the Group with which they will be concerned.

The Company has a set of comprehensive induction materials for newly appointed Directors. The Company also regularly updates Directors on compliance developments, and has directors & officers insurance in place against risks and exposure arising from the Group's business and activities.

The Board schedules regular meetings in advance, at least 4 times a year at approximately quarterly intervals to give Directors opportunity to attend. The Company Secretary circulates Board agenda and papers at least 3 days in advance. Both the Qualified Accountant and the Company Secretary attend Board meetings to answer queries and assist Directors thereat. The Company Secretary keeps and circulates copy of Board minutes to all Directors. All Directors have full and timely access to relevant information, and are entitled to independent professional advice if found necessary. In between scheduled Board meetings, the executive Directors receive information from management on the activities and developments in the Group's business. The Board had 4 meetings in 2005 (79% average attendance rate).

Directors' attendance in Board and other meetings of the Company in 2005

Number of Meetings	Board Meeting (4)	Audit Committee (2)	Shareholders Annual/Special General Meeting (2)	Ad Hoc Board Committee (5)	Independent Board Committee (1)
Executive Directors					
Lui Che Woo (Chairman)[1]	2/4	N/A	0/2	N/A	N/A
Francis Lui Yiu Tung (Managing Director)[2]	4/4	N/A	2/2	N/A	N/A
Lennon Lun Tsan Kau (Deputy Managing Director)	4/4	N/A	2/2	5/5	N/A
Eddie Hui Ki On	4/4	N/A	2/2	5/5	PAT
William Lo Chi Chung	4/4	N/A	2/2	PAT	PAT
Paddy Tang Lui Wai Yu[3]	4/4	N/A	2/2	N/A	N/A
Non-executive Directors					
Michael Leung Man Kin[4]	4/4	1/1	2/2	2/5	N/A
Philip Wong Kin Hang[5]	2/4	0/1	0/2	N/A	N/A
Independent Non-executive Directors					
Sir David Akers-Jones	3/4	N/A	1/2	N/A	1/1
Alex Wu Shu Chih[6]	N/A	N/A	N/A	N/A	N/A
Leo Lee Tung Hai	3/4	N/A	2/2	N/A	1/1
Robin Chan Yau Hing	0/4	N/A	1/2	N/A	1/1
Charles Cheung Wai Bun	4/4	2/2	2/2	N/A	N/A
Robert George Nield	3/4	2/2	1/2	N/A	1/1
Total	**41/52**	**5/6**	**19/26**	**12/15**	**4/4**
Average attendance rate	**79%**	**83%**	**73%**	**80%**	**100%**

1 Dr. Lui Che Woo is the father of Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu.
2 Mr. Francis Lui Yiu Tung is the son of Dr. Lui Che Woo, and the younger brother of Ms. Paddy Tang Lui Wai Yu.
3 Ms. Paddy Tang Lui Wai Yu is the daughter of Dr. Lui Che Woo, and the elder sister of Mr. Francis Lui Yiu Tung.
4 Mr. Michael Leung Man Kin was appointed as audit committee member on 3rd March 2005.
5 Dr. Philip Wong Kin Hang resigned as audit committee member on 3rd March 2005.
6 Dr. Alex Wu Shu Chih passed away on 9th January 2005.

PAT: Attendance not required but nevertheless participated in the meeting.

MODEL CODE ON SECURITIES TRANSACTIONS

The Board has adopted a code for transactions in the Company's securities by Directors and their connected persons ("*Model Code*") that complies with Appendix 10 of the Listing Rules. Following a specific enquiry, each Director has confirmed he or she has complied with the Model Code throughout the year.

Other than the connected transaction and continuing connected transactions disclosed in the Report of the Directors, none of the Directors had, during the year or at the end of the year, a material interest, directly or indirectly, in any contract of significance with the Company or any of its subsidiaries.

The Company has also adopted written guidelines — on no less exacting terms than the Model Code — for transactions in the Company's securities by certain of its employees.

DIRECTORS' RESPONSIBILITY FOR FINANCIAL STATEMENTS

The Directors acknowledge their responsibility to prepare financial statements for each financial year, which shall give a true and fair view of the results and performance of the Group. Having made appropriate enquiries, the Directors consider that the Group has adequate resources to continue in operational existence for the foreseeable future, and that, for this reason, it is appropriate to adopt the going concern basis in preparing its financial statements. With the assistance of the finance department who is under the supervision of the Qualified Accountant, the Directors ensure that the financial statements of the Group are being prepared, and published in a timely manner, in accordance with the applicable accounting standards and statutory requirements. The Directors' statements of responsibility for the financial statements should be read in conjunction with — but distinguished from — the Auditors' Report on page 53, which acknowledges the reporting responsibilities of the external auditors.

BOARD COMMITTEES

Under the Board there are the Executive Board, the Audit Committee, and the Remuneration Committee. The Audit Committee and the Remuneration Committee have specific terms of reference along the lines as required by the mandatory requirements ("*code provisions*") of Appendix 14 of the Listing Rules.


CHAIRMAN
Board of Directors
Audit Committee
Members:
Dr. Charles Cheung Wai Bun (committee chairman)
Mr. Michael Leung Man Kin
Mr. Robert George Nield
Executive Board
Members:
• Dr. Lui Che Woo (Chairman)
• Mr. Francis Lui Yiu Tung (Managing Director)
• Mr. Lennon Lun Tsan Kau
• Mr. Eddie Hui Ki On
• Mr. William Lo Chi Chung
• Ms. Paddy Tang Lui Wai Yu
Remuneration Committee
Members:
Mr. Eddie Hui Ki On (committee chairman)
Dr. Charles Cheung Wai Bun
Mr. Robert George Nield

EXECUTIVE BOARD

The Board has clear guidelines, in writing, on the authority delegated to the Executive Board. They stipulate that the Board retains to itself authority on annual budgets and accounts, dividends, share capital, derivative transactions, connected transactions and transactions requiring shareholders approval, and certain financing, acquisitions, disposals and operation issues above predetermined thresholds.

The Executive Board meets regularly and operates as a general management committee under the direct authority of the Board. Within the parameter of authority delegated by the Board, the Executive Board sees to the implementation of Group strategy set by the Board, monitors the Group's investment and trading performance, funding and finance requirements, and reviews management performance. The Executive Board reports through the Chairman, or the Managing Director if the Chairman is away from Hong Kong, to the Board. The Executive Board sub-delegates day-to-day administration details to members charged with specific operation tasks under the leadership of the Managing Director.

AUDIT COMMITTEE

The Audit Committee has been part of the Company's corporate governance set-up since 1999. The Audit Committee is accountable to the Board and assists the Board in ensuring an effective system for meeting its external financial reporting obligations and internal control and compliance.

The Audit Committee comprises 2 independent non-executive Directors (Dr. Charles Cheung Wai Bun (committee chairman) and Mr. Robert George Nield) and 1 non-executive Director (Mr. Michael Leung Man Kin), who possess the accounting professional skills and other business experience in discharge of their duties.

The Audit Committee's duties and authority are set out in written terms of reference, which requires it to oversee the relationship with the Company's external auditors (currently, PricewaterhouseCoopers ("*PwC*")), to review the Group's interim results and annual financial statements, and to review the scope, extent and effectiveness of the Group's financial reporting and internal control system, in accordance with the code provisions requirements. The Audit Committee has access to senior management and PwC, and may engage other professional advisers if necessary. The Board revised the Audit Committee's terms of reference on 14th September 2005 to bring them in line with the code provision requirements. The Company has made available the revised terms of reference for Shareholders.

The Audit Committee reports on its activities to the Board, at least twice a year. In 2005, the Audit Committee met twice, first in February 2005 to review the Group's 2004 final results and audited financial statements, and in September 2005 to review the Group's 2005 interim results and unaudited financial statements before they were submitted to the Board. The Audit Committee also considered PwC's reports on the scope and outcome of their independent review of the Group's 2005 interim results and on their annual audit of the Group's consolidated financial statements. Average attendance of Audit Committee meeting by members is 83% for 2005. Representatives of PwC, the Qualified Accountant, and the Company Secretary attended Audit Committee meetings to assist on any queries that members might have. The Company Secretary is the secretary to the Audit Committee, who helps organize agenda papers as well as keep on record and circulate afterwards Committee minutes.

The Audit Committee has reviewed with management the effectiveness of the Group's internal control and risk management system. Starting 2006, in line with the code provision requirements in this regard, the Audit Committee will be tasked to assist the Board to review and evaluate the internal control environment and risk assessment process of the Group, and the way in which the Group's business and control risks are managed when it makes its recommendation to the Board for approval of the consolidated financial statements of the Company for the year.

The Group's policy on external auditors is to ensure that the Company benefits in a cost effective manner from the cumulative knowledge and experience of its auditor whilst also ensuring that the auditor maintains the necessary degree of independence and objectivity. The Audit Committee recommends to the Board on the retention of external auditors, and reviews their fees on audit services.

The remuneration paid to PwC for the last two years is disclosed in note 9 to the 2005 Financial Statements. Upon its review in meeting in March 2006, the Audit Committee is satisfied with PwC's independence and objectivity and the effectiveness of the audit process, and has recommended to the Board that PwC be re-appointed as Auditors at the forthcoming annual general meeting.

REMUNERATION COMMITTEE

Set up in December 2005, the Remuneration Committee comprises 3 members of whom 2 are independent non-executive Directors (viz. Dr. Charles Cheung Wai Bun and Mr. Robert George Nield). Mr. Eddie Hui Ki On (executive Director) is the Remuneration Committee chairman. The Company has made available the terms of reference of the Remuneration Committee to Shareholders.

The Remuneration Committee assists the Board in its objective to attract, retain, and motivate people of the highest caliber that is needed to develop, shape, and execute strategy across the Group's diverse business operations. The Remuneration Committee assists in developing and administering a fair and transparent procedure for setting policy on remuneration of Directors and senior management of the Group. No Director is involved in deciding his own remuneration.

The terms of reference require the Remuneration Committee to meet at least once each year. If necessary, the Remuneration Committee may meet more than once any time during the year to discuss and consider remuneration-related matters. Following each meeting, the Remuneration Committee reports back to the Board on its recommendation. The Company Secretary is the secretary to the Remuneration Committee and attends to organize the meeting as well as the documentation before and afterwards.

Before the setting up of the Remuneration Committee, in 2005, the Board met twice when remuneration-related matters were discussed: (i) in March 2005, on increase of fees paid to Directors for the year ended 31st December 2004 from HK$50,000 to HK$80,000 per year for each Director, and similarly, fees for Directors serving on Audit Committee from HK$20,000 to HK$80,000, to reflect increased responsibilities and work loads occasioned by recent development in corporate governance requirements, and (ii) in September 2005, on grant of share options to Directors and eligible employees to recognize performance and retain key talent.

The Remuneration Committee met on 24th March 2006, and all members attended. Assisted by the Group Head Human Resources, the Committee reviewed relevant remuneration data and market conditions, in addition to individual performance in relation to the executive Directors under review and profitability of the Group. The Remuneration Committee noted that the executive Directors constituted the senior management as they are under direct responsibilities and perform most of the major functions of the business of the Group. Details of Directors' emoluments and five highest-paid employees of the Group for financial year 2005 appear at notes 11 and 12 to the 2005 Financial Statements.

The Board endorsed the Remuneration Committee's fees proposals for approval by Shareholders at the 2006 Annual General Meeting.

COMMUNICATION WITH SHAREHOLDERS

Communication with Shareholders is always of high priority. Every year, upon announcing results, the Company has briefings with the investment community, and the executive Directors also have regular dialogue with institutional investors. In addition to sending annual reports, interim reports, circulars and notices to Shareholders, the Company also makes these materials, which contain extensive information about the Group's activities, timely available for access by shareholders at both the Stock Exchange's and the

Company's own websites. The Company has an executive Director specifically charged with investors relationship. The Company responds to enquires from Shareholders, investors, and individuals on matters relating to their shareholdings and the business of the Company in an informative and timely manner.

The Company encourages its Shareholders to attend the annual general meetings and all its other shareholders meetings to discuss progress. The Chairman and Directors are available there to answer Shareholders' questions on the Group's business. All substantive resolutions at annual general meeting of the Company, insofar as the Listing Rules require, will be decided on a poll, which the Company's Branch Share Registrars in Hong Kong will conduct and which results the Company will publish in newspaper. The Chairman (and chairman of any shareholders meeting) will ensure that in all circulars to Shareholders, the Company will set out in full the procedures for and shareholders' rights in demanding voting by poll, and that in all the Company's Shareholders meetings, all efforts will be made to ensure compliance with the requirements of Rules 13.39(3) and (4) of the Listing Rules.

COMPLIANCE WITH APPENDIX 14

The 2005 Interim Report mentioned a deviation from code provision A.4.2., and the fact that the Chairman did not attend the annual general meeting of the Company held on 28th April 2005 as he had other unexpected engagement. Upon review of the circumstances, the Board concluded that there is no need at this stage to amend Bye-law 189(viii) as, in substance, the spirit of code provision A.4.2 has been upheld, since in practice (except for the case of the Chairman and the Managing Director) over one-third of the Directors do retire by rotation every 3 years. Besides, it is not in the best interest of the Group to have the Chairman and Managing Director in compulsory retirement every 3 years as their profound knowledge of the Group's widespread geographical business, vision, and leadership has always been a considerable benefit to and is an asset of the Company. Any risk of entrenchment is balanced by the fact that the Company has a strong, diversified, and well-represented Board, with over half of its members being non-executive and nearly 40% independent non-executive Directors. Other than these, for the accounting year covered by this 2005 Annual Report, the Company has complied with all the code provisions.

住宅

Residential




OPERA
The Great Hill, Hong Kong


eaturing prime location, superb design and exceptional layouts,
e Great Hill signifies the Group's commitment to offering high quality products to customers

The Great Hill comprises eight detached houses and 114 residential apartments, with areas ranging between 2,600 and 6,000 square feet







THE GREAT HILL 嘉御山

沙田南半山　複式大宅





















The Great Hill has drawn tremendous market response and achieved overwhelming sales









Shanghai
Westwood



Modeled on the Westwood district in Los Angeles, US, Shanghai Westwood is a multi-function community catering for modern living

Shanghai Westwood is situated on a 150,000 square metres site at Da Ning International Community, the largest land transportation hub in Shanghai

The premium residential project at Johnston Road, Wanchai, Hong Kong, is scheduled for launching in the
third quarter of 2006

Baoland East Garden, Yangpu District, Shanghai, a JV project with Shanghai Baosteel





Jianguo Xi Road Project,
Xuhui District, Shanghai









Yanjiazhai Project, Jingan District, Shanghai







Baoland Green Garden City, Baoshan District, Shanghai, a JV project with Shanghai Baosteel


嘉华中心

Shanghai K. Wah Centre



商業 Commercial



Located on Huaihai Zhong Road, Shanghai K. Wah Centre is a landmark and one of the most sophisticated commercial buildings in downtown Shanghai, with 100% occupancy.

Shanghai K. Wah Centre, a Grade-A office building, is equipped with an advanced security management system and a full spectrum of amenities including a gymnasium and indoor swimming pool



娛樂休閒

Entertainment & Leisure



StarWorld Hotel & Casino, a flagship project of Galaxy Entertainment Group scheduled for launching in the fourth quarter of 2006, will become the tallest hotel in Macau



Galaxy Cotai Mega Resort, which is targeted to commence operation in 2008, will be a one-stop destination for gaming, entertainment, shopping and dining



Galaxy staff participated in the "Walk for A Million" in Macau


公益金百萬行
Marcha de Caridade 2004
銀河娛樂



REVIEW OF PERFORMANCE

The year of 2005 witnessed the successful acquisition of Galaxy Casino (88.1% voting and 97.9% economic interest) ("*Acquisition*") by GEG. Following the Acquisition, GEG is no longer a subsidiary, and upon the distribution of one GEG share for every ten shares of the Company by way of special interim dividend to Shareholders in September 2005, the Group no longer equity accounts for the results and performance of GEG.

Profit attributable to Shareholders for the 2005 financial year has increased by HK$3,403 million to HK$3,644 million (an increase of 1,411%), as compared to the restated profit of last year. Earnings per share also increased from HK$0.12 for the previous year to HK$1.58 for the year under review. This comes by mainly as a result of the combined effect amounting to HK$3.5 billion due to the operating performance of GEG before it ceased to be accounted for in the Group's results and performance and the deemed profit for the Company arising out of GEG's top-up placement of 146 million new shares and its further issuing of 1,840,519,798 new shares for the Acquisition, all at HK$8 per share.

Turnover for the 2005 financial year decreased to HK$289 million, a 31% decrease as compared to the restated turnover for the 2004 financial year. During 2005, although turnover of the Group's property development segment decreased as compared to 2004, property rental and profits attributable to leasing activities have increased as a result of which the gross profit for 2005 was higher than that of the previous year.

This is the Group's first financial report under the new Hong Kong Financial Reporting Standards. The changes in accounting policies did not have any material effect on the financial statements under review other than certain presentation changes with the comparative figures being realigned. The changes, however, can affect the Group's future results on, particularly, revenue recognition for development properties.

Set out below are the segmental analysis of the Group's continuing operations for the year ended 31st December 2005.

By Division

	Properties	**Trading**	**Unallocated**	**Total**
	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	226,330	62,977	—	289,307
Cost of sales	(102,786)	(55,360)	—	(158,146)
	123,544	7,617	—	131,161
Other revenues	2,609	8	2,681	5,298
Other operating income	53,637	162	447	54,246
Administrative expenses	(71,202)	(7,166)	(13,534)	(91,902)
Other operating expenses	(62,155)	(69)	(3,017)	(65,241)
Operating profit/(loss)	46,433	552	(13,423)	33,562

Turnover by Division

	2005 HK$'000	2004 HK$'000
A Properties	**226,330**	356,671
B Trading	**62,977**	61,586
	289,307	418,257


B(21.8%)
A(78.2%)
2005
B(14.7%)
A(85.3%)
2004

Employment of Gross Assets

	2005 HK$'000	2004 HK$'000
A Properties	**5,955,417**	4,504,428
B Construction materials	**2,690,556**	1,547,260
C Trading	**10,659**	9,498
D Central services	**136,537**	171,382
E Cash & Bank balances	**255,206**	781,306
	9,048,375	7,013,874


D(1.5%)
E(2.9%)
C(0.1%)
A(65.8%)
B(29.7%)
2005
E(11.1%)
D(2.5%)
C(0.1%)
A(64.2%)
B(22.1%)
2004

By Geographical Spread

	Hong Kong HK$'000	Mainland China HK$'000	Singapore HK$'000	Japan HK$'000	Total HK$'000
Turnover	129,115	88,275	8,940	62,977	289,307
Cost of sales	(63,694)	(35,596)	(3,496)	(55,360)	(158,146)
	65,421	52,679	5,444	7,617	131,161
Other revenues	4,595	682	13	8	5,298
Other operating income	1,936	53,784	(1,636)	162	54,246
Administrative expenses	(51,831)	(31,103)	(1,802)	(7,166)	(91,902)
Other operating expenses	(28,883)	(36,287)	(2)	(69)	(65,241)
Operating (loss)/profit	(8,762)	39,755	2,017	552	33,562

Turnover by Geographical Spread

	2005 HK$'000	2004 HK$'000
A Hong Kong	**129,115**	271,591
B Mainland China	**88,275**	75,890
C Singapore	**8,940**	9,190
D Japan	**62,977**	61,586
	289,307	418,257


D(21.8%)
A(44.6%)
C(3.1%)
2005
B(30.5%)
D(14.7%)
A(64.9%)
C(2.2%)
2004
B(18.2%)

Gross Assets by Geographical Spread

	2005 HK$'000	2004 HK$'000
A Hong Kong	**4,745,909**	2,964,374
B Mainland China	**4,126,776**	3,871,412
C Singapore	**162,374**	166,075
D Japan	**13,316**	12,013
	9,048,375	7,013,874


C(1.8%)
D(0.1%)
A(52.5%)
B(45.6%)
2005
C(2.3%)
D(0.2%)
A(42.3%)
2004
B(55.2%)

REVIEW OF OPERATION

Separation of GEG from the Group brings clarity to the business objective, and enables management of the Group and GEG to focus on their respective core competence. Core business of the Group is property development and property investment, principally in Hong Kong and Mainland China. The Group is fully committed to building its brand as a quality developer with excellence in architectural design, functionality, up-market facilities, and customer-oriented after sales services.

Hong Kong

The 2005 Hong Kong property market was punctuated by interest rate increase. Home prices in Hong Kong consolidated in the 2nd half of 2005. Not many new residential projects by other developers went on pre-sale last year. The Group adjusted sales programs to time market turnaround, and fewer properties were sold in 2005 than previously. Hong Kong office leasing market has been performing well in 2005. The Group achieved satisfactory occupancy with its investment properties.

(A) *Current Major Development Properties*

(i) *The Great Hill, Tung Lo Wan Hill Road (100% owned)*

The project has a site area of approximately 11,000 square metres and the gross floor area of approximately 24,000 square metres for low-density development. Pre-sale marketing of the project's 114 apartments and 8 detached town houses was launched in March 2006 and construction of the superstructure is well underway. We expect completion of the development by 2007.

(ii) *Inland Lot 8997, Johnston Road, Wan Chai*

This is a joint development project with the Urban Renewal Authority ("URA"). The site area is approximately 2,000 square metres and the gross floor area approximately 19,000 square metres. Construction works is in progress. We expect completion by 2007.

(B) *Other Major Properties (all 100% owned)*

(i) *Skyline Commercial Centre, Wing Lok Street, Sheung Wan*

This is a 24-storey commercial building comprising approximately 3,900 square metres of office space and ground floor shops. The property is held for long-term investment purpose. It enjoys almost full occupancy and contributes a steady rental income to the Group.

(ii) *Kingsfield Centre, Shell Street, North Point*

This is a 26-storey commercial building with approximately 1,900 square metres of office space. The property is held for sale and is currently leased for rental. Occupancy is satisfactory.

Mainland China

The year of 2005 saw Mainland China property market punctuated by austerity measures of the Central Government, and housing price suffered a bumpy ride. The Group adjusted its pre-sale program for the Shanghai Westwood (a luxurious residential project in Shanghai), to avoid the falling market, and this accounts in part for the decrease in the results of the property development segment for financial year 2005.

(A) *Current Major Development Properties*
(Total gross floor area of approximately 2,000,000 square metres)

(i) *Shanghai Westwood, No. 701 Guangzhong Road, Da Ning International Community, Shanghai (100% owned)*

The total gross floor area of this project is approximately 380,000 square metres. Modeled on the Los Angeles Westwood in US, the Shanghai Westwood is a luxurious condominium with full amenities. We develop Shanghai Westwood by three development phases. We have started pre-sale of the 1st phase (with gross floor area of about 140,000 square metres) in mid-2005. Handover is expected for April 2007. We will commence development on the 2nd and 3rd phase (with gross floor area of approximately 140,000 square metres and 100,000 square metres) in 2006 and 2007 respectively.

(ii) *Lot A&B No.68 Jianguo Xi Road, Xuhui District, Shanghai (100% owned)*

The land in this project is one of the last sizable pieces of land in the heritage area of Xuhui District. The project is located in Shanghai's traditional up-scale residential area, which is always scarce in land supply. We plan to develop this premium site (total gross floor area of approximately 140,000 square metres) into a residential landmark in this prestigious area of the city. Designed with heavy French savour, this development is set to enhance the heritage of this prestigious location. Demolition work is in progress and construction work will commence in 2006.

(iii) *Phase III, Yanjiazhai, Jingan District, Shanghai (99% owned)*

The project is located at Urumqi Road Jingan District close to the prosperous central business district of the Nanjing West Road. We will turn this prime location into a luxurious residential development with a total gross floor area of approximately 100,000 square metres. The site measures 450 metres from East to West. We design all the units to have a south-facing orientation, which guarantees an unobstructed view of the Nanjing West Road and the Yan On Highway. Demolition work is in progress and construction work will commence in 2006.

(iv) *Xinhua Zhen, Hua Dou City, Guangzhou (99.99% owned)*

The Group's 2 pieces of land at Xinhua Zhen, Hua Dou City — total permissible buildable floor area of approximately 1,400,000 square metres — are held as land bank for future development. Currently, they are at preliminary planning stage.

(B) *Investment Property*

Shanghai K. Wah Centre, Huaihai Zhong Road, Shanghai ("Shanghai K. Wah Centre" — 35.75% owned)

The Group completed the Shanghai K. Wah Centre in 2005. This flagship investment property is a joint venture of which the Group (as the single largest shareholder) holds an effective 35.75% equity interest. The other joint-venture parties are SVA Electron Co., Ltd. (30%), Tidefull Investment Ltd. (15.4%), Shanghai Xu Fang (Group) Co., Ltd. (15%) and Nissho Iwai Hong Kong Corporation Ltd. (3.85%). The Group is also the project manager of this development.

Located in the inner ring area of Shanghai and in the heart of the thriving downtown Huaihai Road commercial area, the development comprises a Grade A office tower and two ancillary buildings of a total of approximately 72,000 square metres. Soon upon its completion in early 2005, this flagship property has already achieved full occupancy, counting Fortune-500 and household local corporations as its anchor tenants, and a Shanghai grade-A benchmarking rental of approximately US$1 per square metre per day. Good leasing activities at the Shanghai K. Wah Centre contributes to an increase of property rental revenue and profits attributable to leasing activities. The management believes that premium grade office leasing market at Shanghai will continue to perform.

New Joint Venture Company in Mainland China — Shanghai Baoland Co., Ltd.

In 2005, the Group has invested in an equity joint venture, namely, the Shanghai Baoland Co., Ltd. ("*Baoland*") by taking an equity interest of 41.5% therein. The other joint venture partners are the Shanghai Baosteel Group (41.5%), Mitsubishi Corporation (15%) and Tokyu Land Corporation (2%). One of the principal assets held by Baoland is a piece of composite land in Yangpu district, Shanghai, with total gross floor area of approximately 300,000 square metres, of which 200,000 square metres are for residential use and 100,000 square metres for commercial use. Baoland started pre-sale of the residential project in latter part of 2005. So far, about 160 units of the residential property have been pre-sold.

Major Properties in Singapore

San Centre, Chin Swee Road (100% owned)

This property comprises approximately 5,800 square metres of office space inside a 12-storey building with carparks. Approximately 3,700 square metres of the development is held for long-term investment purpose and the remaining area is held for sale. The property has maintained satisfactory occupancy with a stable income contribution to the Group.

Macau

Following the Acquisition and the distribution, which saw the Group's interest in GEG came down from 65.8% (pre-Acquisition) to 18.7% (post-distribution), GEG is no longer a subsidiary and has now become a long term investment (classified, accordingly, as an "available-for-sale financial asset" in the financial statements) of the Group. Although the Group no longer accounts for the operating results of GEG, this 18.7% holding still remains an important investment asset of the Group, and represents the gateway for shareholders to share in the success of the booming Macau economy.

OUTLOOK

Into 2006, the Hong Kong residential market is likely to return to the upward trend. Supply for newly completed flats remains tight, and demand remains strong. General expectation is that interest cycle will peak out in 2006, and market sentiment has improved in the first quarter of 2006. To capture this market opportunity, the Group has already launched pre-sale marketing of The Great Hill (attracting strong purchase interest), and will launch later this year its other luxurious residential projects at Johnston Road. The Group will continue to participate in land sale program of the Hong Kong Government, the tender program of the KCR Corporation, the MTR Corporation and the URA, and if suitable opportunities arise, make private acquisitions as well, to replenish its Hong Kong land bank.

For Mainland China, the Group is optimistic about the long-term prospect of her property market. To date, the Group has accumulated development rights over two million square metres of land in Shanghai and Guangzhou. Into 2006, the Group will re-launch the Shanghai Westwood when the Shanghai property market conditions become favorable in order to maximize profits. In 2006, the Group will also be pushing ahead with demolition and construction planning for its other two top-of-the-range residential projects at Jianguo Xi Road (Xuhui District) and Yanjiazhai (Jingan District).

Going forward, the Group counts Mainland China's trade conflict with US and Europe and her political tension with Taiwan as uncertainties, as deterioration in trade prospect can dent her economic growth and affect the Group's business prospect there. Any further property market rectification measures by the Central Government can also be unpredictable for our business in Mainland China. While in the first quarter of 2006, there have been signs of price recovering in cities like Guangzhou and Beijing, the Group will continue with a prudent and cautious approach on its business strategy in Mainland China commensurate with changing market situation.

REVIEW OF FINANCE

Sources of Funding

	2005 HK$'000	2004 HK$'000
A Share capital	237,792	201,564
B Other reserves	1,245,281	959,950
C Revenue reserves	3,833,597	1,511,240
D Minority interests	355,968	723,354
E Borrowings	1,567,857	2,773,224
F Current portion of borrowings	1,807,880	844,542
	9,048,375	7,013,874



2005
A(2.6%)
B(13.8%)
C(42.4%)
D(3.9%)
E(17.3%)
F(20.0%)
2004
A(2.9%)
B(13.7%)
C(21.6%)
D(10.3%)
E(39.5%)
F(12.0%)

(1) Financial Position

Total funds employed at 31st December 2005 was HK$9 billion, an increase of 29% compared with HK$7 billion at 31st December 2004.

Number of the issued shares of the Company increased as a result of conversion of convertible bonds and exercise of share options during the year. The dilution effect, however, was offset by the profit earned for the year.

(2) Group Liquidity, Financial Resources and Gearing Ratio

The liquidity position of the Group was maintained at a satisfactory level during the year. Cash and bank balances at 31st December 2005 amounted to HK$255 million.

The total long-term bank borrowings at 31st December 2005 amounted to HK$2,492 million as compared to HK$2,619 million at 31st December 2004. Out of the total long-term bank borrowings, over 55% of these borrowings matures over a period of one year and above.

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets, was maintained at a healthy level of 31% at the year ended 31st December 2005 as compared to 36% for last year.

In addition to the aggregate cash balances, the total undrawn banking facilities of the Group at 31st December 2005 amounted to over HK$1.6 billion.

The Group's liquidity position and gearing ratio stayed at a healthy level and the Group has sufficient funds to meet its commitments and operational requirements.

As at 30th March 2006, the total face value of remaining outstanding convertible bonds (due 2009) was HK$68 million representing 7.9% of the total face value of the same.

(3) Treasury Policies

The Group continues to adopt a conservative approach regarding foreign exchange exposure, which is managed to minimize risk. The majority of the Group's borrowings are in Hong Kong Dollars. Forward foreign exchange contracts are utilized when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposures. Interest rate swap contracts are also utilized when considered appropriate to avoid the impact of any undue interest rate fluctuation on the operation. The Group has not engaged in the use of derivative products.

(4) Charges on Group Assets

As of 31st December 2005, investment properties and land and buildings with carrying values of HK$2,016,387,000 (2004: HK$261,298,000) and

HK$111,586,000 (2004: HK$287,050,000) respectively were pledged to banks to secure the Group's borrowing facilities.

(5) Contingent Liabilities

The Company has executed guarantees in favor of banks and financial institutions in respect of facilities granted to certain subsidiaries amounting to HK$3,571,683,000 (2004: HK$3,844,074,000) of which HK$2,078,682,000 (2004: HK$1,903,793,000) have been utilized.

The Company has executed guarantees in respect of the convertible bonds issued by a subsidiary amounting to HK$104,000,000 (2004: HK$864,260,000).

The Company has executed a guarantee in favor of the Government of the HKSAR in respect of the performance by an investee's obligation under a contract with the Government of the HKSAR.

EMPLOYEES AND REMUNERATION POLICY

At 31st December 2005, the Group, excluding associated companies and jointly controlled entities, employs 283 employees in Hong Kong and the Mainland. Employee costs, excluding Directors' emoluments, amounted to HK$147 million for 2005.

The Group believes its success and long-term growth and development depends upon the quality, performance and commitment of its employees. The Group's remuneration policy aims to attract, retain and motivate competent individuals based on merits and development potentials. The Group believes the remuneration we offer to our employees is fair and competitive in relation to comparable organizations in the areas in which the Group operates its principal business.

Following approval by the shareholders in 1989, the Group has put in place a share option scheme for executives for the purpose of providing competitive remuneration package and long term retention of management talents. Likewise in Mainland China, employees' remuneration is commensurate with market pay levels and the Group puts emphasis on provision of training and development opportunities.

TRAINING AND DEVELOPMENT

Human talent is the driving force of the Group, and continuous education is a key part in enhancement of the core competence of the Group's work force. To this end, the Group supports a suite of training and development programmes for its employees at various levels.

This year, the Group enters into its 19th Anniversary of its Annual Corporate Seminar, the theme of which is "Risk Management". Several professional consultants and keynote speakers spoke at the forum to share with the Group's executives their knowledge, experience and practices on risk assessment and management. The interactive workshop focused on the application of risk management principles and practices to businesses/operations and the skillset in turning risks into opportunities, which are essential for the long term success of the Group.

Besides, the Group is committed to providing staff with training initiatives to enhance their management capabilities and up-date their technical know-how. We sponsor staff to attend external job-related courses/workshops in Hong Kong and Mainland China which are being organized by the accredited educational institutions and professional bodies. These training and development programs cover executives management courses, leadership and management skills, business strategies, communication, language, customer services, finance, taxation, laws, human resources, computer software applications, etc.

To support the long-term growth and development of the Group's business in Mainland China, we have re-launched the Management Trainee Programme in Shanghai. We recruit and develop high potential graduates from leading universities. Through our structured training programme headed by management staff of various functions, we prepare these promising individuals to become our managers and leaders of the future.

	2001 HK$'000	2002 HK$'000	2003 HK$'000	Restated 2004 HK$'000	**2005 HK$'000**
CONSOLIDATED PROFIT AND LOSS STATEMENT					
Turnover	2,274,900	2,134,552	3,076,143	418,257	**289,307**
Profit before tax	159,290	136,509	183,220	231,153	**393,249**
Taxation (charge)/credit	(11,103)	(11,365)	(45,831)	1,461	**(142,869)**
Profit from continuing operations	148,187	125,144	137,389	232,614	**250,380**
Profit from discontinued operations	—	—	—	29,757	**3,553,418**
Minority interests	(47,951)	(22,810)	(17,009)	(21,157)	**(159,750)**
Profit attributable to shareholders	100,236	102,334	120,380	241,214	**3,644,048**
Earnings per share (HK cents)	5.6	5.4	6.2	12.1	**157.7**
Dividend per share (HK cents) *(note 2)*	3.0	3.0	3.0	6.0	**53.7**
CONSOLIDATED BALANCE SHEET					
Property, plant and equipment, investment properties and leasehold land and land use rights	988,610	1,091,920	1,136,196	1,090,200	**2,140,863**
Associated companies and jointly controlled entities	634,976	551,952	553,128	508,389	**577,261**
Other non-current assets	163,650	303,491	433,227	440,947	**2,698,833**
Net current assets	2,953,616	3,436,640	2,884,322	4,389,180	**2,033,802**
Employment of capital	4,740,852	5,384,003	5,006,873	6,428,716	**7,450,759**
Financed by:					
Share capital	187,075	191,955	197,797	201,564	**237,792**
Reserves	2,196,995	2,233,979	2,333,890	2,471,190	**5,078,878**
Shareholders' funds	2,384,070	2,425,934	2,531,687	2,672,754	**5,316,670**
Minority interests	1,071,648	1,067,785	1,083,869	723,354	**355,968**
Long-term liabilities	1,263,460	1,800,916	1,302,184	2,773,224	**1,567,857**
Non-current liabilities	21,674	89,368	89,133	259,384	**210,264**
Capital employed	4,740,852	5,384,003	5,006,873	6,428,716	**7,450,759**
Net assets value per share (HK$)	1.27	1.26	1.28	1.34	**2.30**

Note:

1 The summary of 2001, 2002 and 2003 have not been restated following the adoption of the new and revised Hong Kong Financial Reporting Standards in 2005

2 Dividend in 2005 includes the special interim dividend in specie of one GEG share for every ten shares of the Company.


Consolidated Turnover
HK$ Million
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2001
2002
2003
2004 restated
2005
Year


Earnings Per Share
HK Cents
160
140
120
100
80
60
40
20
0
2001
2002
2003
2004 restated
2005
Year


Dividend and Net Profit Attributable to Shareholders
HK$ Million
4,000
3,500
3,000
250
200
150
100
50
0
1,400
1,200
250
200
150
100
50
0
2001
2002
2003
2004 restated
2005
Year
Net Profit Attributable to Shareholders
Dividend


Dividend Per Share
HK Cents
60
50
40
30
20
10
0
2001
2002
2003
2004 restated
2005
Year
Final Dividend
Special Dividend
Interim Dividend


Net Assets Value Per Share
HK$
2.5
2.0
1.5
1.0
0.5
0
2001
2002
2003
2004 restated
2005
Year


Gross Assets
HK$ Million
10,000
8,000
6,000
4,000
2,000
0
2001
2002
2003
2004 restated
2005
Year
Cash and Bank Balances
Construction Materials
Central Services
Properties
Trading



The Group values communications with investors through various channels to keep them abreast of our latest development. Brokers' Happy Hour is one of the regular activities we organize.





Regular tours to the Group's projects are arranged to enhance investors' knowledge of the Group's business. Recently, analysts have been invited to visit the show flat of The Great Hill, a signature luxurious project of the Group in 2006.

The Group recognizes the importance of communication with Shareholders and the investment community in a professional, forthcoming and timely manner. It is the Group's management philosophy to maintain a high degree of transparecy to provide appropriate and prompt disclosure of the Group's corporate strategies and new business development.

The Group's financial and operational information is disseminated in the annual and interim reports. Annual general meetings provide a communication channel between the Board and the Shareholders.

Immediately after the results are announced, press conferences, analysts briefings and investor meetings are held with Directors and senior management present to answer questions on the Group.

Other communication channels include press releases, investor news updates and periodicals such as the quarterly "K. Wah News", all of which can be found on the Group's website "www.kwih.com" together with annual and interim reports.

Senior management regularly meets with research analysts and institutional investors, attends major investors' conference and participates in non-deal roadshows in Hong Kong and overseas. The Group also hosts tours for research analysts to visit its operations in Mainland China and casual functions for the stock broker community.


OCEAN PARK
HONG KONG
上海市第六届特殊奥林匹克运动会
SHANGHAI 6th SPECIAL OLYMPICS GAMES
举重比赛

To us, corporate social responsibility is as important as our business pursuits and the Group firmly believes that the two values complement each other. With this belief as part of the Group's mission, we practise good corporate citizenship at all levels evolving into a collective behaviour with strong management support and unwavering employee commitment.

In 2005, the Group continued to initiate and support a wide range of community welfare activities, both in Hong Kong and Mainland China, through the volunteering services of its staff and their family members. These activities include building strategic partnership with social service organizations, giving help to the underprivileged and the needy, supporting charitable donations, promoting and cultivating the value of corporate citizenship in other commercial organizations through experience sharing.

Through encouraging active participation in community services, the Group not only helps cultivate a strong sense of belonging and team spirit among its staff, but also enables its staff to lead a more fruitful and balanced life fostering our bonding with society.

PICTURES ABOVE: 1. **Volunteering Experience Sharing** provides a platform to promote volunteering to another corporation 2. **Uncle Long Leg Mail Box** enables adolescence to address their concerns to our staff 3. **Learning English Fun Fun Fun** was conducted for children from single-parent families 4. Charitable activity organized by **Shanghai Charity Foundation** 5. **Blood Donation Campaign** 6. **21st Century Elderly Competition** 7 & 8. **Po Leung Kuk Day Camp** (left) and **Ocean Park Tour** (right) bring our staff and family members, and children from single-parent families together 9. **Shanghai 6th Special Olympics Games**

CHAIRMAN

Dr. Lui Che Woo, GBS, MBE, JP, LLD, DSSc

MANAGING DIRECTOR

Mr. Francis Lui Yiu Tung

DEPUTY MANAGING DIRECTOR

Mr. Lennon Lun Tsan Kau

EXECUTIVE DIRECTORS

Mr. Eddie Hui Ki On, GBS, CBE, QPM, CPM
Mr. William Lo Chi Chung
Ms. Paddy Tang Lui Wai Yu, JP

NON-EXECUTIVE DIRECTORS

Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Mr. Michael Leung Man Kin, CBE, JP
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH
Dr. Leo Lee Tung Hai, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*
Mr. Robert George Nield*

* *Independent Non-executive Directors*

COMPANY SECRETARY

Mr. Ricky Chan Ming Tak, LLM

QUALIFIED ACCOUNTANT

Mr. Ken Wong Chun Keung, FCCA, AHKICPA

AUDITORS

PricewaterhouseCoopers

PRINCIPAL BANKERS

Hang Seng Bank Limited
The Hongkong and Shanghai Banking Corporation Limited
Bank of China (Hong Kong) Limited
Nanyang Commercial Bank
Wing Lung Bank Limited

SOLICITORS

Baker & Mckenzie
Mallesons Stephen Jaques
Philip K.H. Wong, Kennedy Y.H. Wong & Co.

REGISTERED OFFICE

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

PRINCIPAL SHARE REGISTRARS

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

BRANCH SHARE REGISTRARS IN HONG KONG

Computershare Hong Kong Investor Services Limited
Shops 1712–1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY

The Bank of New York
101 Barclay Street
New York, NY 10286
USA

WEBSITE ADDRESS

http://www.kwih.com

SHARE LISTING

The Stock Exchange of Hong Kong Limited

STOCK CODE

Stock Exchange : 173
Bloomberg : 173 HK
Reuters : 0173.HK

BOND LISTING

Luxembourg Stock Exchange

EXECUTIVE DIRECTORS

Dr. Lui Che Woo, GBS, MBE, JP, LLD, DSSc, aged 76, the founder of the Group, has been a Director since June 1989 and is the Chairman of the Company. Dr. Lui is also the Chairman and an executive director of GEG. He has over 47 years' experience in quarrying, construction materials and property development. He was the Founding Chairman of the Institute of Quarrying in the UK (Hong Kong Branch) and the Chairman of the Tung Wah Group of Hospitals. Dr. Lui is also the Founding Chairman of The Federation of Hong Kong Hotel Owners, the President of Tsim Sha Tsui East Property Developers Association, the Founding President of Hong Kong — Guangdong Economic Development Association and an Honorary President of Hong Kong — Shanghai Economic Development Association. Further, Dr. Lui was a Committee Member of the 9th Chinese People's Political Consultative Conference, a member of the Selection Committee for the First Government of the HKSAR and a member of the Election Committee of the HKSAR. Dr. Lui was awarded the Gold Bauhinia Star by the Government of the HKSAR in July 2005. Dr. Lui is the father of Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu.

Mr. Francis Lui Yiu Tung, aged 50, joined the Group in 1979. He has been an executive Director since June 1989 and is the Managing Director of the Company. Mr. Lui is also the Deputy Chairman and a director of GEG. He holds a bachelor of science degree in civil engineering and a master of science degree in structural engineering from the University of California at Berkeley, USA. He is a member of the Town Planning Board of Hong Kong and a Member of the Shanghai Committee of the Chinese People's Political Consultative Conference. Mr. Lui is a son of Dr. Lui Che Woo and the younger brother of Ms. Paddy Tang Lui Wai Yu.

Mr. Lennon Lun Tsan Kau, aged 51, joined the Group in 1999 and has been an executive Director and the Deputy Managing Director of the Company since December 2001. Mr. Lun holds a master of science degree in Electronics and Computer Science from the University of California at Berkeley, USA and a master of business administration degree from the University of Hong Kong. Prior to joining the Group, he has held various senior executive and management positions in renowned multinational companies and has extensive operations experience in Mainland China.

Mr. Eddie Hui Ki On, GBS, CBE, QPM, CPM, aged 62, joined the Group in 2003 and is the Group Director, General Affairs. He has been a Director since April 2003. Mr. Hui has been appointed the chairman of the remuneration committee of the Company in December 2005. Prior to joining the Group, he has served the Hong Kong Police Force for 38 years. He retired from the Police Force as Commissioner of Police in 2001. In 2001, Mr. Hui was awarded the Gold Bauhinia Star by the Government of the HKSAR. He is also a member of the Scout Association of Hong Kong and is currently the Assistant Chief Commissioner (International and Liaison) of the Association. He is the Vice-Chairman of The Hong Kong Football Association Ltd.

Mr. William Lo Chi Chung, aged 45, joined the Group in 2003 and is the Group Finance Director. He has been an executive Director since April 2004. Mr. Lo is also an executive director of GEG. Mr. Lo holds a master's degree in Business Administration from the University of Warwick in the UK and a Professional Diploma in Accountancy from the Hong Kong Polytechnic. He is a fellow member of Hong Kong Institute of Certified Public Accountants and a fellow member of Chartered Association of Certified Accountants in the UK. He has over 23 years of broad experience in auditing, accounting, financial management, corporate finance, strategic planning and investor relations.

Ms. Paddy Tang Lui Wai Yu, JP, aged 52, joined the Group in 1980 and has been an executive Director since June 1989. She is also an executive director of GEG. She holds a bachelor of commerce degree from the McGill University, Canada and is a member of The Institute of Chartered Accountants in England and Wales. Ms. Tang is a member of the Election Committee of the HKSAR. She is also a member of the Hong Kong Arts Development Council and a member of the Hong Kong Antiquities Advisory Board. Ms. Tang was appointed the Justice of Peace by the Government of the HKSAR on 1st July 2005. Ms. Tang is the daughter of Dr. Lui Che Woo and the elder sister of Mr. Francis Lui Yiu Tung.

NON-EXECUTIVE DIRECTORS

Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP, (Independent non-executive Director) aged 79, was Adviser to the boards of the Company and K. Wah Construction Materials Limited (now known as GEG) from 1989 to 1997. He has been a Director since July 1997. He holds non-executive director positions in various companies and is member of many charitable organizations. He was previously a member of the Hong Kong Civil Service and held appointments concluding with that of Chief Secretary and acting Governor before he retired in 1987. He was awarded the highest award of the Grand Bauhinia Medal in 2002 by the Government of the HKSAR.

Mr. Michael Leung Man Kin, CBE, JP, (Non-executive Director) aged 67, joined the Group in 1998 as Deputy Chairman — Administration and is presently an Adviser. He was appointed an executive Director in September 1998 and became a non-executive Director in March 2001. Mr. Leung has been appointed a member of the audit committee of the Company since March 2005. Mr. Leung holds an honours bachelor's degree in arts from the University of Hong Kong and a certificate in government and development from Oxford University in the UK. He has served the Hong Kong Government for 32 years in a wide range of top level positions, including Secretary for Transport, Secretary for Education and Manpower and Commissioner, Independent Commission Against Corruption. He has also served as an Official Member of the Legislative Council.

Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH, (Non-executive Director) aged 73, has been a Director since June 1989. He was appointed a member of the audit committee of the Company from 1999 to March 2005. Dr. Wong is a consultant of a Hong Kong firm of solicitors and is also a Notary Public and a China Appointed Attesting Officer. In addition, Dr. Wong is a director of Raymond Industrial Limited.

Dr. Leo Lee Tung Hai, GBS, LLD, JP, (Independent non-executive Director) aged 84, has been a Director since June 1989. Dr. Lee is the Chairman of the Tung Tai Group of Companies and an independent non-executive director or non-executive director of several publicly listed companies in Hong Kong, including Beijing Enterprises Holdings Limited. He is a member of a number of public services committees and heads many social service organizations, including as an Adviser of the Advisory Board of the Tung Wah Group of Hospitals, Chairman of the Association of Chairmen of the Tung Wah Group of Hospitals, Chairman of Friends of Hong Kong Association and Vice President of the China Overseas Friendship Association. Dr. Lee served as a Standing Committee Member of the eighth and ninth National Committees of the Chinese People's Political Consultative Conference; an Adviser on Hong Kong Affairs to the Hong Kong & Macau Affairs Office of the State Council and Xinhua News Agency, Hong Kong Branch; a member of the Preparatory Committee for the Hong Kong Special Administrative Region; and a member of the Selection Committee for the First Government of the HKSAR. He has been honoured with awards by different governments, which include Cavaliere di Gran Croce of Italy, O.B.E. of Great Britain, Chevalier Legion d'Honneur of France, Commandeur de l'Ordre de Leopold II of Belgium and Gold Bauhinia Star of the Hong Kong Special Administrative Region Government in 1999. Dr. Lee has over 40 years of experience in business management.

Dr. Robin Chan Yau Hing, GBS, LLD, JP, (Independent non-executive Director) aged 73, has been a Director since June 1989. A banker with over 40 years of experience, he is the Chairman of Asia Financial Holdings Limited, which is the holding company of Asia Commercial Bank Limited and Asia Insurance Company Limited. Dr. Chan is also a director of Liu Chong Hing Bank Limited and numerous other companies. In addition, he is a Deputy to the Chinese National People's Congress and the Ex-officio Life Hon. Chairman of The Chinese General Chamber of Commerce, Hong Kong.

Dr. Charles Cheung Wai Bun, JP, (Independent non-executive Director) aged 69, joined the Group in 1986. He was appointed an executive Director in June 1989 and has been a non-executive Director since 1995. He is the chairman of the audit committee and a member of the remuneration committee of the Company. Dr. Cheung holds an honorary doctor's degree, a master's degree in business administration and a bachelor of science degree. He has over 30 years experience at senior management level of companies in various industries including over 22 years experience in banking. He is the Group Chief Executive and Executive Deputy Chairman of Mission Hills Group. He is also an independent non-executive director and chairman of the audit committee of GEG, Shanghai Electric Group Company Limited, Pioneer Global Group Limited and Prime Investments Holdings Limited, which are companies listed on the Main Board of the Stock Exchange. Dr. Cheung is also a Senior Adviser of the Metropolitan Bank & Trust Company, Philippines. Dr. Cheung was a former director and adviser of the Tung Wah Group of Hospitals and is a Vice Chairman of Guangdong Province Golf Association. He received the Director of the Year Award (Listed Company — Non-Executive Director) in 2002 and Dr. Cheung was re-appointed by the HKSAR Government as a member of the Estate Agents Authority in November 2004.

Mr. Robert George Nield, (Independent non-executive Director) aged 53, has been a Director and a member of the audit committee of the Company since September 2004. Mr. Nield has been appointed a member of the remuneration committee of the Company in December 2005. He is a Fellow of The Hong Kong Institute of Certified Public Accountants and The Institute of Chartered Accountants in England and Wales and has over 30 years of experience in professional auditing and accounting. Mr. Nield worked for PwC from 1980 to 2002. He was admitted as an audit partner in 1985 and, in addition to managing a portfolio of audit clients, he was from time to time in charge of PwC's Computer Audit, Continuing Education and Human Resources Departments. He retired from PwC in June 2002.

SENIOR MANAGERS

Assisted by heads of departments (including the Qualified Accountant), the executive Directors are under the direct responsibilities for the business and major functions of the Company and the executive Directors are therefore regarded as senior management of the Company.

The Directors present their report together with the 2005 Financial Statements.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. Our principal subsidiaries and jointly controlled entities are primarily engaged in property development and property investment in Hong Kong, Mainland China and Singapore, and their activities are set out in note 47 to the 2005 Financial Statements.

RESULTS AND APPROPRIATIONS

The 2005 Financial Statements starting page 54 of this annual report set out the results of the Group for the year ended 31st December 2005.

An interim cash dividend of HK$0.01 per share, and a special interim dividend of approximately HK$0.52 per share, were paid during the year. The Board recommends the payment of a final scrip dividend of HK$0.01 per share with a cash option. Together, the total dividends per share for the year amounts to HK$0.54 (2004: HK$0.06). Details of dividends are set out in note 16 to the 2005 Financial Statements.

SHARE CAPITAL

Note 32 to the 2005 Financial Statements contains details on the Company's share capital during the year.

On 21st October 2005, the Company granted 20,729,000 share options (all at subscription price of HK$1.906 per share) to Directors and selected employees of the Company and its affiliates, of which 500,000 has since lapsed.

Increase in issued share capital of the Company during the year due to exercise of share options and the exercise of convertible bonds is set out in notes 33 and 35(b) to the 2005 Financial Statements.

CONVERTIBLE BONDS

Details of the 0.5% Guaranteed Convertible Bonds due 2009 in issue during the year appear in note 35(b) to the 2005 Financial Statements.

DEALINGS IN LISTED SECURITIES

The Company has not redeemed any of its Shares or bonds during the year ended 31st December 2005. Neither the Company nor any of its subsidiaries has purchased or sold any of the Shares and bonds during the year.

RESERVES

Details of the movements in the reserves of the Group and the Company during the year are set out in note 34 to the 2005 Financial Statements.

DONATIONS

During the year, the Group made charitable donations amounting to HK$6,010,000 (2004: HK$3,379,000).

PROPERTY, PLANT AND EQUIPMENT

Details of the movements in property, plant and equipment of the Group during the year are set out in note 18 to the 2005 Financial Statements.

SIGNIFICANT PROPERTIES

Details of the significant properties held by the Group as at 31st December 2005 for investment and development purposes are set out on pages 107 to 108 of this annual report.

DIRECTORS

The Directors who served during the year were Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu, Sir David Akers-Jones, Mr. Michael Leung Man Kin, Dr. Alex Wu Shu Chih (who passed away on 9th January 2005), Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

Biographical details of the Directors are set out on pages 41 to 42 of this annual report.

In accordance with Bye-law 109(A), Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung, Sir David Akers-Jones and Dr. Leo Lee Tung Hai will retire by rotation at the forthcoming annual general meeting, and being eligible, offer themselves for re-election.

None of the Directors proposed for re-election has a service contract with the Company or any of its subsidiaries which is not determinable within one year without payment of compensation (other than statutory compensation).

Subject to the approval of Shareholders at the forthcoming annual general meeting, the following fees in respect of year ended 31st December 2005 will be payable to the Directors:

	Chairman HK$	**Member** HK$
The Board	100,000	80,000
Audit Committee	100,000	80,000
Remuneration Committee	50,000	40,000

DIRECTORS' INTERESTS IN CONTRACTS

Save as disclosed in this Directors' Report, no contracts of significance in relation to the Group's business, to which the Company or its subsidiaries was a party and in which a Director has or had a material beneficial interest, whether directly or indirectly, subsisted on 31st December 2005 or at any time during the year ended on that date.

DIRECTORS' INTERESTS IN SECURITIES

At 31st December 2005, the interests and short positions of each Director in the Shares, underlying shares and debentures of the Company and the details of any right to subscribe for Shares and of the exercise of such rights, as required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions, if any, which they are taken or deemed to have under such provisions of the SFO, as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange) pursuant to Appendix 10 of the Listing Rules, were as follows:

(A) Ordinary Shares

	Number of Shares					Approximate
Name of Directors	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of Issued Share Capital
Lui Che Woo	6,468,014	7,130,234[1]	38,129,737[2]	1,257,389,151[3]	1,309,117,136	55.05
Francis Lui Yiu Tung	5,799,164	—	—	1,257,389,151[3]	1,263,188,315	53.12
Lennon Lun Tsan Kau	2,224,000	—	—	—	2,224,000	0.09
Eddie Hui Ki On	580,000	—	—	—	580,000	0.02
William Lo Chi Chung	630,000	—	—	—	630,000	0.03
Paddy Tang Lui Wai Yu	8,308,166	—	—	1,257,389,151[3]	1,265,697,317	53.23
Sir David Akers-Jones	150,000	—	—	—	150,000	0.01
Michael Leung Man Kin	700,000	—	—	—	700,000	0.03
Philip Wong Kin Hang	600,000	—	—	—	600,000	0.03
Leo Lee Tung Hai	650,000	—	—	—	650,000	0.03
Robin Chan Yau Hing	928,977	—	—	—	928,977	0.04
Charles Cheung Wai Bun	907,239	—	—	—	907,239	0.04
Robert George Nield	500,000	—	—	—	500,000	0.02

(B) Share Options

Details are set out in the SHARE OPTION SCHEME section below.

Notes:

(1) Dr. Lui Che Woo was deemed to be interested in 7,130,234 Shares through the interests of his spouse.

(2) 35,075,725 Shares and 3,054,012 Shares were respectively held by Best Chance Investments Ltd. and Po Kay Securities & Shares Company Limited, both of which were controlled by Dr. Lui Che Woo.

(3) 1,257,389,151 Shares representing more than one-third of the Company's issued share capital were held by the discretionary trusts established by Dr. Lui Che Woo as founder. Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, were deemed to be interested in those Shares held by the trusts.

(4) All personal interests stated above were held by the respective Directors in the capacity of beneficial owners.

All the interests stated above represent long positions.

Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu were deemed to be interested in the issued share capital of every other subsidiary and jointly controlled entity of the Company.

Save as disclosed above, as at 31st December 2005, none of the Directors had any interests or short positions in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

SUBSTANTIAL SHAREHOLDERS' INTERESTS

At 31st December 2005, the interests of every person (not being a Director or chief executive of the Company) in the Shares and underlying shares in the Company as recorded in the register required to be kept by the Company under section 336 of the SFO were as follows:

Name of Shareholders	Number of Ordinary Shares (Long Position)	Approximate % of Issued Share Capital
HSBC International Trustee Limited	1,257,579,151[1]	52.89
Marapro Co., Ltd.	190,228,080[2]	8.00
Symmetry Co., Ltd.	190,228,080[2]	8.00
Polymate Co., Ltd.	190,228,080[2]	8.00
Penta Investment Advisers Ltd.	253,584,104[3]	10.66
Moore Michael William	253,584,104[3]	10.66
Zwannstra John	253,584,104[3]	10.66

Notes:

(1) HSBC International Trustee Limited is the trustee of discretionary trusts which holds 1,257,579,151 Shares.

(2) Marapro Co., Ltd. is a beneficiary and Symmetry Co., Ltd. is a trustee of a trust which is interested in 190,228,080 Shares. Polymate Co., Ltd. is the ultimate holding company of Marapro Co., Ltd. and Symmetry Co., Ltd.

(3) Penta Investment Advisers Ltd. was interested in 253,584,104 Shares in the capacity of investment manager. Moore Michael William and Zwaanstra John each controlled more than one-third of the issued share capital of Penta Investment Advisers Ltd.

There was duplication of interests of:

(i) 1,257,389,151 Shares among Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu. These Shares are also interested by HSBC International Trustee Limited and of these Shares, 190,228,080 Shares were also interested by Marapro Co., Ltd., Symmetry Co., Ltd. and Polymate Co., Ltd.; and

(ii) 253,584,104 Shares among Penta Investment Advisers Ltd., Moore Michael William and Zwannstra John.

Save as disclosed above, as at 31st December 2005, the Company had not been notified by any persons who had interests or short positions in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO.

SHARE OPTION SCHEME

The Company's share option scheme adopted by the Shareholders at the annual general meeting on 30th May 2002 is summarised below:

(1) Purpose

To attract and retain the best quality personnel for the development of the Company's businesses; to provide additional incentives to employees, consultants, agents, representatives, advisers, suppliers of goods or services, customers, contractors, business allies and joint venture partners; and to promote the long term financial success of the Company by aligning the interests of option holders to Shareholders.

(2) Participants

(i) any employee of the Company or any affiliate and any senior executive or director of the Company or any affiliate; or

(ii) any consultant, agent, representative or adviser of the Company or any affiliate; or

(iii) any person who provides goods or services to the Company or any affiliate; or

(iv) any customer or contractor of the Company or any affiliate; or

(v) any business ally or joint venture partner of the Company or any affiliate; or

(vi) any trustee of any trust established for the benefit of employees; or

(vii) in relation to any of the above qualifying grantee who is an individual, a trust solely for the benefit of the qualifying grantee or his immediate family members, and companies controlled solely by the qualifying grantee or his immediate family members.

"Affiliate" means any company which is (a) a holding company of the Company; or (b) a subsidiary of a holding company of the Company; or (c) a subsidiary of the Company; or (d) a controlling shareholder of the Company; or (e) a company controlled by a controlling shareholder of the Company; or (f) a company controlled by the Company; or (g) an associated company of a holding company of the Company; or (h) an associated company of the Company.

(3) Total number of Shares available for issue

Mandate Limit — Subject to the paragraph below, the total number of Shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other schemes of the Company must not in aggregate exceed 10% of the Shares in issue as at 30th May 2002, being 187,563,607 Shares.

Overriding Limit — The Company may by ordinary resolutions of the Shareholders refresh the Mandate Limit as referred to in the above paragraph provided that the Company shall issue a circular to Shareholders before such approval is sought. The overriding limit on the number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other schemes of the Company must not exceed 30% of the shares in issue from time to time.

As at the date of this annual report, the total number of Shares available for issue under the Share Option Scheme was 143,676,607 Shares, which represented approximately 6.04% of the issued share capital of the Company on that date.

(4) Maximum entitlement of each participant

The total number of Shares issued and to be issued upon exercise of options (whether exercised or outstanding) in any 12-month period granted to each participant must not exceed 1% of the Shares in issue.

Subject to separate approval by the Shareholders in general meeting with the relevant participant and his associates (as defined in the Listing Rules) abstaining from voting provided that the Company shall issue a circular to Shareholders before such approval is sought, the Company may grant a participant options which would exceed this limit.

(5) Option period

The period within which the Shares must be taken up under an option shall be determined by the Board in its absolute discretion at the time of grant, but such period must not exceed 10 years from the date of grant of the relevant option.

(6) Minimum period for which an option must be held before it can vest

The minimum period, if any, for which an option must be held before it can vest shall be determined by the Board in its absolute discretion. The Share Option Scheme itself does not specify any minimum holding period.

(7) Payment on acceptance of the option

HK$1.00 is payable by the grantee to the Company on acceptance of the option offer. An offer must be accepted within 14 days from the date of grant (or such longer period as the Board may specify in writing).

(8) Basis of determining the subscription price

The subscription price shall be determined by the Board in its absolute discretion at the time of the grant but shall not be less than the highest of:

(i) the closing price of the Shares on the date of grant;

(ii) the average closing prices of the Shares for the five business days immediately preceding the date of grant; and

(iii) the nominal value of a Share.

(9) The remaining life of the Share Option Scheme

The life of the Share Option Scheme is 10 years commencing from 30th May 2002 and will expire on 29th May 2012.

Particulars of the movement of the options held by each of the Directors, the employees of the Company in aggregate and other participants granted under the Share Option Scheme or under any other share option schemes of the Company during the year ended 31st December 2005, were as follows:

		Number of Options						
Holders	**Date of grant**	**Held at 1st January 2005**	**Granted during the year[(a)]**	**Exercise during the year**	**Lapsed during the year**	**Held at 31st December 2005**	**Exercise price per Share** (HK$)	**Exercise period**
Lui Che Woo	20th May 1998	1,500,000	—	1,500,000[(b)]	—	—	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	1,350,000	—	1,350,000[(b)]	—	—	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	2,000,000	—	2,000,000[(b)]	—	—	0.7200	1st Mar 2004 – 28th Feb 2013
	21st Oct 2005	—	1,350,000	—	—	1,350,000	1.9060	22nd Oct 2006 – 21st Oct 2011

Holders	Date of grant	Number of Options: Held at 1st January 2005	Granted during the year[a]	Exercise during the year	Lapsed during the year	Held at 31st December 2005	Exercise price per Share (HK$)	Exercise period
Francis Lui Yiu Tung	20th May 1998	1,000,000	—	1,000,000[c]	—	—	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	1,200,000	—	1,200,000[c]	—	—	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	1,868,000	—	1,868,000[c]	—	—	0.7200	1st Mar 2004 – 28th Feb 2013
	21st Oct 2005	—	1,340,000	—	—	1,340,000	1.9060	22nd Oct 2006 – 21st Oct 2011
Lennon Lun Tsan Kau	30th Dec 1999	500,000	—	500,000[d]	—	—	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	1,054,000	—	1,054,000[d]	—	—	0.7200	1st Mar 2004 – 28th Feb 2013
	21st Oct 2005	—	670,000	—	—	670,000	1.9060	22nd Oct 2006 – 21st Oct 2011
Eddie Hui Ki On	21st Oct 2005	—	580,000	—	—	580,000	1.9060	22nd Oct 2006 – 21st Oct 2011
William Lo Chi Chung	21st Oct 2005	—	530,000	—	—	530,000	1.9060	22nd Oct 2006 – 21st Oct 2011
Paddy Tang Lui Wai Yu	20th May 1998	600,000	—	600,000[e]	—	—	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	870,000	—	870,000[e]	—	—	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	1,269,000	—	1,269,000[e]	—	—	0.7200	1st Mar 2004 – 28th Feb 2013
	21st Oct 2005	—	930,000	—	—	930,000	1.9060	22nd Oct 2006 – 21st Oct 2011
Sir David Akers-Jones	28th Feb 2003	150,000	—	—	—	150,000	0.7200	1st Mar 2004 – 28th Feb 2013
	21st Oct 2005	—	500,000	—	500,000	—	1.9060	22nd Oct 2006 – 21st Oct 2011
Michael Leung Man Kin	28th Feb 2003	300,000	—	300,000[f]	—	—	0.7200	1st Mar 2004 – 28th Feb 2013
	21st Oct 2005	—	400,000	—	—	400,000	1.9060	22nd Oct 2006 – 21st Oct 2011
Philip Wong Kin Hang	28th Feb 2003	300,000	—	300,000[g]	—	—	0.7200	1st Mar 2004 – 28th Feb 2013
	21st Oct 2005	—	300,000	—	—	300,000	1.9060	22nd Oct 2006 – 21st Oct 2011
Leo Lee Tung Hai	28th Feb 2003	150,000	—	150,000[h]	—	—	0.7200	1st Mar 2004 – 28th Feb 2013
	21st Oct 2005	—	500,000	—	—	500,000	1.9060	22nd Oct 2006 – 21st Oct 2011

Holders	Date of grant	Number of Options: Held at 1st January 2005	Granted during the year[a]	Exercise during the year	Lapsed during the year	Held at 31st December 2005	Exercise price per Share (HK$)	Exercise period
Robin Chan Yau Hing	28th Feb 2003	150,000	—	150,000[i]	—	—	0.7200	1st Mar 2004 – 28th Feb 2013
	21st Oct 2005	—	500,000	—	—	500,000	1.9060	22nd Oct 2006 – 21st Oct 2011
Charles Cheung Wai Bun	28th Feb 2003	300,000	—	300,000[j]	—	—	0.7200	1st Mar 2004 – 28th Feb 2013
	21st Oct 2005	—	600,000	—	—	600,000	1.9060	22nd Oct 2006 – 21st Oct 2011
Robert George Nield	21st Oct 2005	—	500,000	—	—	500,000	1.9060	22nd Oct 2006 – 21st Oct 2011
Employees (in aggregate)	20th May 1998	628,000	—	395,000[k]	200,000	33,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	1,570,000	—	1,270,000[l]	—	300,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	4,550,000	—	3,935,000[m]	—	615,000	0.7200	1st Mar 2004 – 28th Feb 2013
	29th Dec 2003	3,000,000	—	1,000,000[n]	—	2,000,000	1.3000	30th Dec 2003 – 29th Dec 2013
	21st Oct 2005	—	11,689,000	—	—	11,689,000	1.9060	22nd Oct 2006 – 21st Oct 2011
Others	28th Feb 2003	522,000*	—	372,000[o]	—	150,000	0.7200	1st Mar 2004 – 28th Feb 2013
	29th Dec 2003	3,000,000	—	3,000,000[p]	—	—	1.3000	30th Dec 2003 – 29th Dec 2013
	21st Oct 2005	—	340,000	—	—	340,000	1.9060	22nd Oct 2006 – 21st Oct 2011

* *after reclassification of share options held by Dr. Alex Wu Shu Chih under "Directors" to "Others" following his demise on 9th January 2005.*

Note:

(a) The closing price of the Shares immediately before the date on which the options were granted was HK$1.78.

(b) The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the year was HK$2.215.

(c) The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the year was HK$2.215.

(d) The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the year was HK$1.976.

(e) The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the year was HK$1.845.

(f) The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the year was HK$2.235.

(g) The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the year was HK$2.235.

(h) The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the year was HK$2.235.

(i) The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the year was HK$2.235.

(j) The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the year was HK$2.235.

(k) The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the year was HK$2.327.

(l) The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the year was HK$2.063.

(m) The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the year was HK$2.168.

(n) The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the year was HK$1.971.

(o) The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the year was HK$2.540.

(p) The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the year was HK$2.215.

Except for the options granted on 29th December 2003 which were fully vested at the date of grant, the other options referred to above were subject to a one-year vesting period.

The fair value of the share options granted during the year is set out in note 33 to the 2005 Financial Statements.

The consideration paid by each grantee for each grant of the options was HK$1.00. No options was cancelled during the year.

Other than grant of share options pursuant to the Company's share option scheme, at no time during the year was the Company or its subsidiaries a party to any arrangements to enable the Directors or their spouses or children under 18 years of age to acquire Shares in or debentures of the Company or any other body corporate.

CONNECTED TRANSACTION AND CONTINUING CONNECTED TRANSACTIONS

1. The Acquisition of Galaxy Casino is a connected transaction and a deemed disposal under the Listing Rules, full details of which appear in the joint circular dated 30th June 2005 by the Company and GEG. Shareholders in special general meeting on 19th July 2005 approved the Acquisition.

2. Upon completion of the Acquisition which took place on 22nd July 2005, the Company and GEG become connected person to each other and transaction between them — if continuing/recurring — becomes continuing connected transaction under the Listing Rules. In 2005, the Company had these continuing connected transactions with GEG:

    (a) On 2nd June 2005, Jia Hui Da Real Estate Development Co. Ltd. Shanghai (an indirect 35.75% owned subsidiary of the Company) entered into 3 tenancy agreements with Shanghai Jiajian Concrete Co. Ltd., Shanghai Xin Cai Concrete Co. Ltd., and Shanghai Jia Shen Concrete Co. Ltd. (all indirect subsidiaries of GEG), pursuant to which the former leased office units 1802, 1803, and 1804 on the 18th Floor of Shanghai K. Wah Centre to the latter. The leases are — in all cases — for 3 years from 1st June 2005 to 31st May 2008, and constitute continuing connected transactions. Details of them appear in the joint announcement of the Company and GEG dated 23rd August 2005. These continuing connected transactions were carried out during the year within the annual cap for 2005. The independent non-executive Directors have reviewed the continuing connected transactions as represented by the 3 tenancy agreements who confirmed that they were conducted and entered into in the ordinary and usual course of the Group's business, on normal commercial terms, in accordance with the relevant agreements governing such transactions, and on terms that are fair and reasonable and in the interest of the Company and its Shareholders as a whole.

    (b) The revolving facilities of up to HK$330 million granted on 22nd July 2002 by Brighten Lion Limited, an indirect wholly-owned subsidiary of GEG to Great Place Developments Limited, an indirect wholly-owned subsidiary of the Company are subsisting as of the year-end and constitute continuing connected transaction between the Company and GEG. Details of the revolving facilities appear in the circular of the Company dated 5th August 2002. The Shareholders in special general meeting on 22nd August 2002 approved the revolving facilities and the Company has also reported the same in each of its 2003 and 2004 annual reports. No annual cap was involved. The Company's independent non-executive Directors have also reviewed this continuing connected transaction and confirmed that they were conducted and entered into on terms no less favorable to the Company than terms available to or from (as appropriate) independent third parties, and (in accordance with the relevant agreement governing them, i.e. the loan agreement dated 22nd July 2002) on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

PRE-EMPTIVE RIGHTS

There are no shareholder pre-emptive rights as a matter of Bermuda law, either under statute or at common law.

DIRECTORS' COMPETING BUSINESS

Dr. Lui Che Woo, and also Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, through a family trust directly or indirectly, are also interested in companies engaged in the business of property investment and development in Hong Kong, Mainland China and Singapore. As the Board is independent of the boards of these companies, the Group is therefore capable of carrying on its business independently of, and at arm's length from, the business of these companies.

PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the Directors at the date of this annual report, there was a sufficient prescribed public float of the issued shares of the Company under the Listing Rules.

FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years, as extracted from the 2005 Financial Statements and adjusted as appropriate, is shown on pages 36 to 37 of this annual report.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31st December 2005:

(1) The aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover;

(2) The aggregate amount of purchases (not including the purchases of items which are of a capital nature) attributable to the Group's major suppliers are as follows:

The largest supplier	11.77%
Five largest suppliers	42.14%

None of the Directors, their associates or any shareholder (which to the knowledge of the directors owns more than 5% of the Company's issued share capital) had any interest in the five largest customers or suppliers (not including or a capital nature).

MANAGEMENT CONTRACTS

No substantial contracts concerning the management and administration of the Company were entered into or existed during the year.

AUDITORS

The 2005 Financial Statements have been audited by PricewaterhouseCoopers, who will retire and, being eligible, offer themselves for reappointment at the forthcoming annual general meeting.

On behalf of the Board

Francis Lui Yiu Tung
Managing Director

Hong Kong, 30th March 2006



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

TO THE SHAREHOLDERS OF
K. WAH INTERNATIONAL HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 54 to 106 which have been prepared in accordance with Hong Kong Financial Reporting Standards.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors of the Company are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st December 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 30th March 2006

For the year ended 31st December 2005

	Note	2005 HK$'000	Restated 2004 HK$'000
Continuing operations			
Turnover	8	**289,307**	418,257
Cost of sales		**(158,146)**	(289,775)
Gross profit		**131,161**	128,482
Other revenues	8	**5,298**	9,526
Other operating income		**54,246**	32,452
Administrative expenses		**(91,902)**	(85,851)
Other operating expenses		**(65,241)**	(18,701)
Operating profit	9	**33,562**	65,908
Change in fair value of investment properties		**348,679**	(8,995)
Finance costs	10	**(36,689)**	(10,140)
Share of profits less losses of jointly controlled entities		**47,697**	184,380
Profit before taxation		**393,249**	231,153
Taxation (charge)/credit	14	**(142,869)**	1,461
Profit from continuing operations		**250,380**	232,614
Discontinued operations			
Profit from discontinued operations	7	**3,553,418**	29,757
Profit for the year		**3,803,798**	262,371
Attributable to:			
Shareholders of the Company		**3,644,048**	241,214
Minority interests		**159,750**	21,157
		3,803,798	262,371
Dividends			
Interim paid		**23,771**	40,195
Proposed final		**23,972**	89,859
		47,743	130,054
Special interim in specie		**1,229,143**	—
	16	**1,276,886**	130,054
		HK cents	HK cents
Earnings per share from continuing operations	17		
Basic		**4.10**	11.50
Diluted		**4.06**	9.68
Earnings per share from discontinued operations	17		
Basic		**153.58**	0.59
Diluted		**152.32**	0.52
Earnings per share from operations	17		
Basic		**157.68**	12.09
Diluted		**156.38**	10.20

As at 31st December 2005

	Note	2005 HK$'000	Restated 2004 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	*18*	**53,974**	506,055
Investment properties	*19*	**2,016,387**	326,798
Leasehold land and land use rights	*20*	**70,502**	257,347
Jointly controlled entities	*21*	**577,261**	489,739
Associated companies	*23*	**—**	18,650
Available-for-sale financial assets	*24*	**2,690,556**	152,375
Other non-current assets	*25*	**8,277**	288,572
		5,416,957	2,039,536
Current assets			
Development properties	*26*	**4,134,038**	4,535,461
Inventories	*27*	**—**	93,175
Debtors and prepayments	*28*	**134,545**	820,597
Tax recoverable		**3,368**	4,384
Other investments	*29*	**39,126**	44,547
Cash and bank balances	*30*	**255,206**	781,306
		4,566,283	6,279,470
Total assets		**9,983,240**	8,319,006
EQUITY			
Share capital	*32*	**237,792**	201,564
Reserves	*34*	**5,078,878**	2,471,190
Shareholders' funds		**5,316,670**	2,672,754
Minority interests		**355,968**	723,354
Total equity		**5,672,638**	3,396,108
LIABILITIES			
Non-current liabilities			
Borrowings	*35*	**1,567,857**	2,773,224
Deferred taxation liabilities	*36*	**210,264**	78,375
Negative goodwill	*37*	**—**	136
Provisions	*38*	**—**	180,873
		1,778,121	3,032,608
Current liabilities			
Creditors and accruals	*31*	**719,237**	1,005,969
Current portion of borrowings	*35*	**1,807,880**	844,542
Tax payable		**5,364**	39,779
		2,532,481	1,890,290
Total liabilities		**4,310,602**	4,922,898
Total equity and liabilities		**9,983,240**	8,319,006

Francis Lui Yiu Tung
Director

Paddy Tang Lui Wai Yu
Director

As at 31st December 2005

	Note	2005 HK$'000	Restated 2004 HK$'000
ASSETS			
Non-current assets			
Subsidiaries	22	**259,561**	259,561
Jointly controlled entities	21	**438,568**	—
		698,129	259,561
Current assets			
Loans to subsidiaries	22	**600,000**	300,000
Amounts due from subsidiaries	22	**2,448,632**	1,734,970
Debtors and prepayments	28	**420**	270
Tax recoverable		**1,435**	1,077
Cash and bank balances	30	**584**	320,893
		3,051,071	2,357,210
Total assets		**3,749,200**	2,616,771
EQUITY			
Share capital	32	**237,792**	201,564
Reserves	34	**2,810,320**	1,993,479
Shareholders' funds		**3,048,112**	2,195,043
LIABILITIES			
Non-current liabilities			
Borrowings	35	**200,000**	25,000
Deferred taxation liabilities	36	**4,901**	—
		204,901	25,000
Current liabilities			
Creditors and accruals	31	**3,187**	1,728
Current portion of borrowings	35	**493,000**	395,000
		496,187	396,728
Total liabilities		**701,088**	421,728
Total equity and liabilities		**3,749,200**	2,616,771

Francis Lui Yiu Tung
Director

Paddy Tang Lui Wai Yu
Director

For the year ended 31st December 2005

	Note	2005 HK$'000	Restated 2004 HK$'000
Cash flows from operating activities			
Cash used in operations	*39(a)*	**(526,452)**	(1,325,625)
Net tax paid		**(37,035)**	(7,249)
Interest paid		**(96,843)**	(52,956)
Net cash used in operating activities		**(660,330)**	(1,385,830)
Cash flows from investing activities			
Purchase of property, plant and equipment		**(5,730)**	(2,471)
Acquisition of a jointly controlled entity	*42(a)*	**(438,568)**	—
Proceeds from sale of property, plant and equipment		**—**	22
Increase in investments in jointly controlled entities		**—**	(4,407)
Proceeds from disposal of unlisted investments		**—**	44,404
Interest received		**3,706**	7,719
Dividends received from listed investments		**1,592**	1,807
Net cash (used in)/from investing activities		**(439,000)**	47,074
Cash flows from financing activities	*39(b)*		
Issue of new shares		**17,443**	4,940
Issue costs for convertible bonds		**—**	(16,348)
New long-term loans		**652,889**	2,189,036
Repayment of long-term loans		**(458,814)**	(344,460)
Increase/(decrease) in short-term bank loans repayable after three months from date of advance		**668,387**	(50,851)
Dividends paid to shareholders		**(113,630)**	(40,757)
Net cash from financing activities		**766,275**	1,741,560
Net (decrease)/increase in cash and cash equivalents		**(333,055)**	402,804
Cash and cash equivalents at beginning of year		**610,354**	210,711
Changes in exchange rates		**(22,093)**	(3,161)
Cash and cash equivalents at end of year (excluding discontinued operations)		**255,206**	610,354
Cash and cash equivalents in discontinued operations		**—**	170,952
Cash and cash equivalents at end of year		**255,206**	781,306

For the year ended 31st December 2005

	Share capital HK$'000	Reserves HK$'000	Shareholders' funds HK$'000	Minority interests HK$'000	Total HK$'000
At 31st December 2004					
As previously reported	201,564	2,529,671	2,731,235	745,308	3,476,543
Prior year adjustments					
Reversal of revaluation and amortisation for leasehold land (HKAS 17)	—	(67,379)	(67,379)	(3,366)	(70,745)
Transfer of leasehold land to investment properties (HKAS 40)	—	22,230	22,230	—	22,230
Increase in provisions (HKAS 16, 37 and HK(IFRIC)-Int 1)	—	(13,332)	(13,332)	(18,588)	(31,920)
As restated, before opening adjustments	201,564	2,471,190	2,672,754	723,354	3,396,108
Opening adjustments					
Equity element of convertible bonds and related interest (HKAS 39)	—	167,611	167,611	—	167,611
Negative goodwill written off (HKFRS 3)	—	90	90	46	136
At 1st January 2005, as restated	**201,564**	**2,638,891**	**2,840,455**	**723,400**	**3,563,855**
Exchange differences	**—**	**37,095**	**37,095**	**5,838**	**42,933**
Conversion of convertible bonds, net of tax	**33,790**	**573,413**	**607,203**	**—**	**607,203**
Issue of shares upon exercise of share options	**2,438**	**15,005**	**17,443**	**—**	**17,443**
Fair value of share options	**—**	**2,383**	**2,383**	**—**	**2,383**
Capital contributions from minority interests	**—**	**—**	**—**	**1,138,480**	**1,138,480**
Gain on deemed partial disposal of a subsidiary	**—**	**—**	**—**	**(577,123)**	**(577,123)**
Deemed disposal of a subsidiary	**—**	**—**	**—**	**(1,089,524)**	**(1,089,524)**
Acquisition of a subsidiary	**—**	**—**	**—**	**368**	**368**
Change in fair value of available-for-sale financial assets	**—**	**(489,184)**	**(489,184)**	**(777)**	**(489,961)**
Profit for the year	**—**	**3,644,048**	**3,644,048**	**159,750**	**3,803,798**
2004 final dividend	**—**	**(89,859)**	**(89,859)**	**(4,444)**	**(94,303)**
2005 interim dividend	**—**	**(23,771)**	**(23,771)**	**—**	**(23,771)**
2005 special interim dividend in specie	**—**	**(1,229,143)**	**(1,229,143)**	**—**	**(1,229,143)**
At 31st December 2005	**237,792**	**5,078,878**	**5,316,670**	**355,968**	**5,672,638**
At 31st December 2003					
As previously reported	197,797	2,333,890	2,531,687	623,705	3,155,392
Prior year adjustments					
Reversal of revaluation and amortisation for leasehold land (HKAS 17)	—	(66,708)	(66,708)	(11,077)	(77,785)
Increase in provisions (HKAS 16, 37 and HK(IFRIC)-Int 1)	—	(13,286)	(13,286)	(18,524)	(31,810)
At 1st January 2004, as restated	197,797	2,253,896	2,451,693	594,104	3,045,797
Exchange differences	—	(6,566)	(6,566)	742	(5,824)
Issue of shares upon exercise of share options	687	4,253	4,940	13,840	18,780
Loss on deemed partial disposal of a subsidiary	—	—	—	10,501	10,501
Shares issued as scrip dividends	3,080	(3,080)	—	4,088	4,088
Reserve arising on scrip dividends	—	39,081	39,081	—	39,081
Capital contributions from minority interests	—	—	—	88,302	88,302
Transfer of leasehold land to investment properties (HKAS 40)	—	22,230	22,230	—	22,230
Profit for the year	—	241,214	241,214	21,157	262,371
2003 final dividend	—	(39,643)	(39,643)	—	(39,643)
2004 interim dividend	—	(40,195)	(40,195)	(9,380)	(49,575)
At 31st December 2004	201,564	2,471,190	2,672,754	723,354	3,396,108

1. GENERAL INFORMATION

The principal activities of K. Wah International Holdings Limited (the "*Company*") and its subsidiaries (together the "*Group*") are property development and property investment, manufacture, sale and distribution of construction materials in Hong Kong and Mainland China.

The Company is a limited liability company incorporated in Bermuda and has its primary listing on the Main Board of The Stock Exchange of Hong Kong Limited. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda and its principal place of business in Hong Kong is 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong.

As at 31st December 2004, the Group held 65.8% equity interest in the subsidiary, Galaxy Entertainment Group Limited ("*GEG*", formerly known as K. Wah Construction Materials Limited), which is principally engaged in the manufacture, sale and distribution of construction materials.

On 4th May 2005, GEG issued 146,000,000 new shares at the issue price of HK$8 per share for cash. On 22nd July 2005, GEG completed the acquisition of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy Casino, S.A. at an aggregated consideration of HK$18,405 million, which was partially settled by the issue of 1,840,519,798 new shares of GEG. Following the issuance of the new shares by GEG, the equity interest of the Group in GEG was diluted from 65.8% to 25.9% and therefore constituted a deemed disposal by the Group of its equity interest in GEG. As a result, GEG ceased to be a subsidiary of the Group and became an associated company on 22nd July 2005, with its results being accounted for in the consolidated financial statements using the equity accounting method.

On 14th September 2005, the Company declared a special interim dividend to be effected by way of distribution in specie of shares of GEG on the basis of one GEG share for every ten shares of the Company. Following the distribution in specie on 4th November 2005, the equity interest in GEG was further reduced to 18.7% with the Lui's Family Trusts and members of the Lui family holding an aggregate of 50.5% in GEG. As a result, the Group ceased to exercise significant influence in the management of GEG and the investment in GEG has therefore been reclassified as an available-for-sale financial asset.

The Group ceased to carry on manufacture, sale and distribution of construction materials following the deemed disposal and distribution in specie of the equity interest in GEG.

2. BASIS OF PREPARATION

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("*HKFRS*") issued by the Hong Kong Institute of Certified Public Accountants under the historical cost convention as modified by the revaluation of investment properties, available-for-sale financial assets and other investments, which are carried at fair values.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the accounting policies of the Company. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 5 below.

2. BASIS OF PREPARATION (cont'd)

(a) In 2005, the Group adopted the following new and revised Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("*HKAS*") and interpretations ("*HK-Int*", "*HK(SIC)-Int*" and "*HK(IFRIC)-Int*") (collectively the "*new HKFRSs*"), which are effective for accounting periods commencing on or after 1st January 2005 and relevant to the operations of the Group:

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 (Amendment)	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKAS 40	Investment Property
HK-Int 3	Revenue — Pre-completion Contracts for the Sale of Development Properties
HK(SIC)-Int 12	Consolidation — Special Purpose Entities
HK(SIC)-Int 15	Operating Leases — Incentives
HK(SIC)-Int 21	Income Taxes — Recovery of Revalued Non-Depreciated Assets
HK(IFRIC)-Int 1	Changes in Existing Decommissioning, Restoration and Similar Liabilities
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations
HKFRS 5	Non-current Assets Held for Sale and Discontinued Operations

2. BASIS OF PREPARATION (cont'd)

HKAS 1 has affected the presentation of minority interests, share of net after-tax results of associates and jointly controlled entities and other disclosures in the financial statements whereas HKAS 24 has affected the identification of related parties and some other related-party disclosures. The adoption of the new HKASs 2, 7, 8, 10, 21, 23, 27, 28, 31, 33 and HK(SIC)-Ints 12, 15 and 21 does not have any material effect on the accounting policies of the Group. The major changes in the accounting policies are summarised as follows:

(1) The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of prepayments of lease premiums from property, plant and equipment and development properties to leasehold land and land use rights. The up-front prepayments made for leasehold land and land use rights are expensed in the profit and loss statement on a straight-line basis over the period of the lease or when there is impairment, in which case the impairment is expensed in the profit and loss statement. In previous years, leasehold land classified under property, plant and equipment was accounted for at valuation or cost less accumulated depreciation and impairment, whereas development properties were stated at cost, including land and construction costs, less provisions for foreseeable losses.

(2) The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss (including other investments) and available-for-sale financial assets. It has also resulted in a change in the recognition and measurement of loans and receivables, borrowings and hedging activities. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Borrowings are recognised initially at fair value, net of transaction costs incurred, and subsequently stated at amortised cost using the effective interest method. The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond while the equity component is recognised in the capital reserve when the bonds are derecognised, either converted, redeemed or lapsed.

In previous years, the Group classified its investments, other than subsidiaries, associated companies and jointly controlled entities, as long-term investments and short-term investments. Securities intended to be held for an identified long-term purpose or for strategic reasons were included in the balance sheet under non-current assets and were carried at cost less provision for impairment. The carrying amounts of individual investments were reviewed at each balance sheet date to assess for impairment. Securities which were acquired principally for the purpose of generating a profit from short-term fluctuation in prices were included in the balance sheet under current assets and were carried at fair value. In addition, long-term borrowings and convertible bonds were included under long term liabilities at face value. Expenses incurred in connection with the issuance of convertible bonds were deferred and amortised on a straight line basis over the relevant tenure of the finance.

HKAS 39 does not permit the Group to recognise, derecognise or measure financial assets and liabilities in accordance with this standard on a retrospective basis. The comparative amounts as at 31st December 2004 have therefore not been restated.

(3) The adoption of revised HKAS 40 has resulted in a change in the accounting policy by which the changes in fair values of investment properties are recognised in the profit and loss statement. In previous years, a deficit in valuation was charged to the profit and loss statement; an increase was first credited to the profit and loss statement to the extent of any valuation deficit previously charged and thereafter was credited to the investment properties revaluation reserve. As at 31st December 2004, the valuation of investment properties was less than their original cost and the revaluation deficits had already been charged to the profit and loss statement in previous years and there was no investment properties revaluation reserve. Consequently, no prior period adjustment is required.

2. BASIS OF PREPARATION (cont'd)

(4) The adoption of HKFRS 3, HKAS 36 and HKAS 38 has resulted in a change in the accounting policy for goodwill. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. The excess of an acquirer's interest in the net fair value of an acquiree's identifiable assets, liabilities, and contingent liabilities over the cost of the business combination is recognised immediately in the profit and loss statement.

In previous years, goodwill arising on acquisitions was included in the balance sheet as a separate asset and amortised using the straight line method over its estimated useful life of not more than twenty years. The carrying amount of goodwill was reviewed annually and provision was made when, in the opinion of the Directors, there was impairment in value other than temporary in nature. Where the fair values ascribed to the net assets exceeded the purchase consideration, such differences were recognised in the profit and loss statement in the year of acquisition or over the weighted average useful life of the non-monetary assets acquired. As a result of this change, the Group has adopted the transitional provision to write off negative goodwill against the opening revenue reserve as at 1st January 2005 whereas the comparative amounts as at 31st December 2004 have not been restated.

(5) The adoption of HKAS 16, HKAS 37 and HK(IFRIC)-Int 1 has resulted in a change in the accounting policy for provision for environmental restoration and its related asset. Any changes in the measurement of provision for environmental restoration are added to or deducted from its related asset. The periodic unwinding of the discounts of the provision is recognised in the profit and loss statement as finance cost as it occurs.

In previous years, cost of the asset related to the provision for environmental restoration was not adjusted by the changes in the provision.

(6) The adoption of HK-Int 3 has resulted in a change in the accounting policy by which sales of properties are recognised when the risk and rewards of the property have been passed to the purchasers.

In previous years, sales of properties under construction were recognised over the course of development based on the proportion of the construction work completed or, if lower, the proportion of sales proceeds received and receivable at the balance sheet date. The Group has elected to adopt the transitional provision and change the recognition policy in relation to sales of properties occurring on or after 1st January 2005.

(7) The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. The fair value of the employee services received in exchange for the grant of share options is recognised as an expense in the profit and loss statement.

In previous years, the grant of share options to employees was not recognised as an expense in the profit and loss statement. The Group has applied the transitional provision. As all the outstanding share options at 31st December 2004 had vested on or before 1st January 2005, a prior year adjustment is not required.

(8) The adoption of HKFRS 5 has resulted in a change in the accounting policy for the recognition of a discontinued operation. HKFRS 5 has defined the timing of the classification of an operation as "discontinued" to be the date when the operation meets the criteria as "held for sale" or has already been disposed of.

Following the deemed disposal of GEG and the distribution in specie of GEG shares as more fully described in note 1 above, GEG was no longer a subsidiary or an associated company of the Group and therefore its operations have been disclosed as discontinued operations.

The application of HKFRS 5 does not impact on the financial statements for the previous year other than a change in the presentation of the results, cash flows and segment reporting relating to the discontinued operations. The Group adopted HKFRS 5 from 1st January 2005 prospectively and the effects are summarised in note 7 to the financial statements.

2. BASIS OF PREPARATION (cont'd)

All changes in accounting policies have been made in accordance with the transition provisions in the respective standards, which require retrospective application other than HKAS 39, HK-Int 3, HKFRS 2, 3 and 5. As a result, the 2004 comparative figures have also been restated or amended in accordance with the relevant requirements. The effects of all the changes in accounting policies are summarised in notes (b) and (c) below.

(b) The following tables set out the impact of the relevant headings in the consolidated profit and loss statement and the consolidated balance sheet for the financial year ended 31st December 2005 following the adoption of new HKFRSs:

(i) Consolidated profit and loss statement

	HKAS 1	HKAS 17	HKAS 32, 39	HKFRS 2	HKFRS 3	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
Cost of sales		7,281				**7,281**
Other operating income					18,991	**18,991**
Administrative expenses		(5,077)	12,616	(2,383)		**5,156**
Operating profit						**31,428**
Finance costs			(10,471)			**(10,471)**
Share of results of jointly controlled entities	(17,459)					**(17,459)**
Profit before taxation						**3,498**
Taxation	17,459	587				**18,046**
Profit for the year	—	2,791	2,145	(2,383)	18,991	**21,544**
Attributable to:						
Shareholders of the Company	—	2,104	2,145	(2,383)	18,991	**20,857**
Minority interests	—	687	—	—	—	**687**
	—	2,791	2,145	(2,383)	18,991	**21,544**

(ii) Consolidated balance sheet

	HKAS 17	HKAS 32, 39	HKAS 40	HKFRS 2	HKFRS 3	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
Non-current assets						
Property, plant and equipment	(70,502)		(2,016,387)			**(2,086,889)**
Investment properties			2,016,387			**2,016,387**
Leasehold land and land use rights	70,502					**70,502**
Current assets						
Development properties	(24,185)					**(24,185)**
Debtors and prepayments		(1,279)				**(1,279)**
Total assets	(24,185)	(1,279)	—	—	—	**(25,464)**
Equity						
Share premium		15,870				**15,870**
Convertible bonds reserve		23,109				**23,109**
Share option reserve				2,383		**2,383**
Revenue reserve	(16,446)	(22,281)		(2,383)	18,991	**(22,119)**
Minority interests	(4,053)					**(4,053)**
Total equity						**15,190**
Non-current liabilities						
Borrowings		(22,878)				**(22,878)**
Deferred taxation liabilities	(3,686)	4,901				**1,215**
Negative goodwill					(18,991)	**(18,991)**
Total liabilities						**(40,654)**
Total equity and liabilities	(24,185)	(1,279)	—	—	—	**(25,464)**

2. BASIS OF PREPARATION (cont'd)

(c) The following tables set out the adjustments made in accordance with the transitional provisions of the respective new HKFRSs as set out above to each of the relevant headings in the consolidated profit and loss statement and consolidated balance sheet as previously reported in the financial statements for the year ended 31st December 2004.

(i) Consolidated profit and loss statement

	As previously reported	HKAS 1	HKAS 17	HKAS 16, 37 HK(IFRIC)-Int 1	HKFRS 5	Restated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	1,730,538				(1,312,281)	418,257
Costs of sales	(1,548,383)		10,149		1,248,459	(289,775)
Gross profit	182,155					128,482
Other revenues	17,164				(7,638)	9,526
Other operating income	56,281				(23,829)	32,452
Administrative expenses	(136,755)		(3,168)		54,072	(85,851)
Other operating expenses	(41,001)			(110)	22,410	(18,701)
Operating profit	77,844					65,908
Change in fair value of investment properties	(8,892)				(103)	(8,995)
Finance costs	(13,425)				3,285	(10,140)
Share of profits less losses of						
Jointly controlled entities	238,976	(40,730)			(13,866)	184,380
Associated companies	3,371	(810)			(2,561)	—
Profit before taxation	297,874					231,153
Taxation (charge)/credit	(42,434)	41,540	60		2,295	1,461
Profit from continuing operations	255,440					232,614
Profit from discontinued operations	—				29,757	29,757
Minority interests	(21,117)	3,145	(104)	64	18,012	—
Profit for the year	234,323	3,145	6,937	(46)	18,012	262,371
Attributable to:						
Shareholders of the Company	234,323	—	6,937	(46)	—	241,214
Minority interests	—	3,145	—	—	18,012	21,157
	234,323	3,145	6,937	(46)	18,012	262,371
	HK cents					HK cents
Earnings per share from operations						
Basic	11.70					12.09
Diluted	9.90					10.20
Earnings per share from continuing operations						
Basic						11.50
Diluted						9.68
Earnings per share from discontinued operations						
Basic						0.59
Diluted						0.52

2. BASIS OF PREPARATION (cont'd)

(ii) Consolidated balance sheet

	As previously reported	HKAS 1	HKAS 17	HKAS 32, 39	HKAS 40	HKAS 16, 37 HK(IFRIC)-Int 1	Restated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Non-current assets							
Property, plant and equipment	1,115,426		(304,803)		(304,568)		506,055
Investment properties	—				326,798		326,798
Leasehold land and land use rights	—		257,347				257,347
Jointly controlled entities	440,476	49,263					489,739
Associated companies	18,650						18,650
Available-for-sale financial assets	—			152,375			152,375
Other non-current assets	304,898			(152,375)		136,049	288,572
	1,879,450						2,039,536
Current assets							
Development properties	4,561,850		(26,389)				4,535,461
Debtors and prepayments	665,360	155,237					820,597
Other current assets	923,412						923,412
	6,150,622						6,279,470
Total assets	8,030,072	204,500	(73,845)	—	22,230	136,049	8,319,006
Equity							
Share capital	201,564						201,564
Other reserves	1,017,733		(57,783)				959,950
Revenue reserve	1,511,938		(9,596)		22,230	(13,332)	1,511,240
Shareholders' funds	2,731,235						2,672,754
Minority interests	1,147,265	(401,957)	(3,366)			(18,588)	723,354
Total equity	3,878,500						3,396,108
Non-current liabilities							
Borrowings	2,675,209	98,015					2,773,224
Deferred taxation liabilities	81,474		(3,100)			1	78,375
Negative goodwill	136						136
Provisions	—					180,873	180,873
	2,756,819						3,032,608
Current liabilities							
Creditors and accruals	510,432	508,442				(12,905)	1,005,969
Current portion of borrowings	844,542						844,542
Tax payable	39,779						39,779
	1,394,753						1,890,290
Total liabilities	4,151,572						4,922,898
Total equity and liabilities	8,030,072	204,500	(73,845)	—	22,230	136,049	8,319,006

2. BASIS OF PREPARATION (cont'd)

(d) Standards, amendments and interpretations to published standards which are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for accounting periods beginning on or after 1st January 2006 or later periods but which the Group has not yet adopted.

Effective for year ending 31st December 2006

HKAS 19 (Amendment)	Employee Benefits — Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 21 (Amendment)	The Effects of Changes in Foreign Exchange Rates — Net Investment in Foreign Operation
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HKAS 39 and HKFRS 4 (Amendment)	Financial Instruments: Recognition and Measurement and Insurance Contracts — Financial Guarantee Contracts
HKFRS 6	Exploration for and Evaluation of Mineral Resources
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease
HK(IFRIC)-Int 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
HK(IFRIC)-Int 6	Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment

Effective for year ending 31st December 2007

HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies
HKFRS 7 and Amendment to HKAS 1	Financial Instruments: Disclosures, and a complementary Amendment to HKAS 1, Presentation of Financial Statements — Capital Disclosures

The Group has already commenced an assessment of the impact of these new standards, amendments and interpretations but is not yet in a position to state whether they would have a significant impact on its results of operations and financial position.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, except for those stated in note 2(a) above.

3.1 Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31st December and the share of post acquisition results and reserves of its jointly controlled entities and associated companies attributable to the Group.

Results attributable to subsidiaries, jointly controlled entities and associated companies acquired or disposed of during the year are included in the consolidated profit and loss statement from the date of acquisition or to the date of disposal as applicable.

The profit or loss on disposal of subsidiaries, jointly controlled entities or associated companies is calculated by reference to the share of net assets at the date of disposal including the attributable amount of goodwill not yet written off.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

3.2 Subsidiaries

Subsidiaries are companies in which the Group has the power to exercise control governing the financial and operating policies of the company, generally accompanying a direct or indirect shareholding of more than half of the voting power, or holds more than half of the issued share capital. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the share of the identifiable net assets acquired by the Group is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the consolidated profit and loss statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the balance sheet of the Company, investments in subsidiaries are carried at cost less impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend income.

3.3 Minority interests

Minority interests represent the interest of outside shareholders in the operating results and net assets of subsidiaries.

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals of equity interests to minority interests result in gains and losses for the Group that are recorded in the profit and loss statement. Purchases of equity interests from minority interests result in goodwill, which is the difference between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary being acquired.

3.4 Jointly controlled entities

A jointly controlled entity is a joint venture in respect of which a contractual arrangement is established between the participating venturers and whereby the Group together with the other venturer undertake an economic activity which is subject to joint control and none of the venturers has unilateral control over the economic activity.

Jointly controlled entities are accounted for under the equity method whereby the share of results of the Group is included in the consolidated profit and loss statement and the share of net assets of the Group is included in the consolidated balance sheet.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

3.4 Jointly controlled entities (cont'd)

In the balance sheet of the Company, investments in jointly controlled entities are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividend income.

3.5 Associated companies

An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management, accompanying a shareholding of between 20% to 50% of the voting rights.

Investments in associated companies are accounted for under the equity method of accounting and are initially recognised at cost. The investments in associated companies of the Group include goodwill (net of any accumulated impairment loss) identified on acquisition.

The share of post-acquisition profits or losses of associated companies attributable to the Group is recognised in the profit and loss statement, and the share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the share of losses of the Group in an associated company equals or exceeds its interest in the associated company, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associated company.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the interest in the associated companies held by the Group. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3.6 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the share of the net identifiable assets of the acquired subsidiary, jointly controlled entity or associated company attributable to the Group at the effective date of acquisition and, in respect of an increase in holding in a subsidiary, the excess of the cost of acquisition and the carrying amount of the proportion of the minority interests acquired. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Goodwill on acquisition of subsidiaries is included in intangible assets while goodwill on acquisition of jointly controlled entities and associated companies is included in investments in jointly controlled entities and associated companies. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

If the cost of acquisition is less than the fair value of the net assets acquired or the carrying amount of the proportion of the minority interests acquired, the difference represents negative goodwill and is recognised directly in the profit and loss statement.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

3.7 Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the carrying amount of the asset or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the profit and loss statement during the financial year in which they are incurred.

Buildings on leasehold land and improvements are depreciated over their respective lease periods using the straight-line method. Depreciation of other property, plant and equipment is calculated using the straight-line method over their estimated useful lives as follows:

Plant and machinery	9 to 25%
Other assets	10 to 25%

Major costs incurred in restoring assets to their normal working condition are charged to the profit and loss statement. Improvements are capitalised and depreciated over their expected useful lives to the Group. The residual values and useful lives of assets are reviewed and adjusted if appropriate, at each balance sheet date. Where the carrying amount of an asset is greater than its recoverable amount, it is written down immediately to its estimated recoverable amount.

Profit or loss on disposal is determined as the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss statement.

3.8 Investment properties

Property that is held for long-term rental yield or for capital appreciation or both, and that is not occupied by the Group, is classified as investment property. Investment property comprises freehold land, land held under operating leases and buildings held under finance leases. Land held under operating leases is classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it were a finance lease.

Investment property is measured initially at cost, including related transaction costs. After initial recognition, investment property is carried at fair value. Fair value is based on valuations carried out annually by external valuers. Changes in fair values are recognised in the profit and loss statement.

Subsequent expenditure is charged to the carrying amount of the asset only when it is probable that future economic benefits associated with the asset will flow to the Group and the cost of the asset can be measured reliably. All other repairs and maintenance costs are expensed in the profit and loss statement during the financial year in which they are incurred.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

3.8 Investment properties (cont'd)

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment, and its fair value at the date of reclassification becomes its cost for accounting purposes. Property that is being constructed or developed for future use as investment property is classified as properties under development and carried at cost until construction or development is complete, at which time it is reclassified and subsequently accounted for as investment property.

If a property becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this property at the date of transfer is recognised in equity as revaluation of property, plant and equipment. However, if the fair value gives rise to a reversal of a previous impairment loss, this write-back is recognised in the profit and loss statement.

3.9 Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation, but are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

3.10 Investments

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss (including other investments), loans and receivables, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(a) *Financial assets at fair value through profit or loss (including other investments)*

Financial assets at fair value through profit or loss are classified as current assets if they are either held for trading or are expected to be realised within twelve months of the balance sheet date. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the profit and loss statement, and subsequently carried at fair value.

(b) *Loans and receivables*

Loans and receivables are included in current assets, except for maturities greater than twelve months after the balance sheet date. These are classified as non-current assets. Loans and receivables are carried at amortised cost using the effective interest method.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

3.10 Investments (cont'd)

(c) *Available-for-sale financial assets*

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within twelve months of the balance sheet date. Available-for-sale financial assets are initially recognised at fair value plus transaction cost and subsequently carried at fair value.

Regular purchases and sales of investments are recognised on trade-date, which is the date on which the Group commits to purchase or sell the asset. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Realised and unrealised gains and losses arising from changes in the fair value of the financial assets at fair value through profit or loss are included in the profit and loss statement in the year in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the profit and loss statement as gains or losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the specific circumstances of the issuer.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the profit and loss statement is removed from equity and recognised in the profit and loss statement. Impairment losses recognised in the profit and loss statement on equity instruments are not reversed through the profit and loss statement.

3.11 Development properties

Development properties are included under current assets and comprise leasehold land and land use rights at cost less amortisation, construction costs, an appropriate proportion of overhead expenditure and interest attributable to the development, less provisions for possible losses. Completed properties held for sale are carried at the lower of cost and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

The cost of acquiring land held under operating leases and land use rights is amortised on a straight line basis over the lease term. During the course of development or re-development of the property, the amortisation charge is included as part of the costs of the property under development. In all other cases, the amortisation charge is recognised in the profit and loss statement immediately.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

3.12 Debtors and prepayments

Debtors and prepayments are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of debtors and prepayments is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the carrying amount of the asset and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the profit and loss statement.

3.13 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost calculated on the weighted average basis, comprises materials, direct labour and an appropriate proportion of production overhead expenditure. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

3.14 Cash and cash equivalents

Cash and cash equivalents comprise cash and bank balances, deposits with banks and financial institutions repayable within three months from the date of placement, less bank overdrafts and advances from banks and financial institutions repayable within three months from the date of advance.

3.15 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

When the Company re-purchases its equity share capital, the consideration paid, including any directly attributable incremental costs, net of tax, is deducted from equity attributable to the equity holders and the shares are cancelled.

3.16 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss statement over the period of the borrowings using the effective interest method.

The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option which is recognised and included in shareholders' equity, net of any tax effects. The equity component is recognised in the capital reserve when the bonds are derecognised, either converted, redeemed or lapsed.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

3.17 Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. The up-front prepayments made for leasehold land and land use rights are amortised on a straight-line basis over the period of the lease except where the property is classified as an investment property or where there is impairment, the impairment is expensed in the profit and loss statement. The amortisation of leasehold land and land use rights is capitalised under the relevant assets when the property on the leasehold land is under construction.

3.18 Provisions

Provisions are recognised when there is a present legal or constructive obligation as a result of past events, and it is more likely than not that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where a provision is expected to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

3.19 Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred taxation assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, jointly controlled entities and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

3.20 Employee benefits

(a) *Employee entitlements, benefits and bonuses*

Contributions to defined contribution retirement schemes are charged to the profit and loss statement in the year to which the contributions relate.

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date. Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

Provisions for bonus plans due wholly within twelve months after balance sheet date are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

3.20 Employee benefits (cont'd)

(b) *Share-based compensation*

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Company revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the profit and loss statement with a corresponding adjustment to equity.

3.21 Borrowing costs

Interest and related costs on borrowings directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to complete and prepare for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the profit and loss statement in the year in which they are incurred.

3.22 Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of properties and services in the ordinary course of the activities of the Group. Revenue is shown, net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group. Revenue is recognised as follows:

(a) *Sales of properties*

Sales of properties are recognised when the risk and rewards of the property have been passed to the purchasers.

(b) *Rental income*

Rental income net of any incentives given to the lessee is recognised over the periods of the respective leases on a straight-line basis.

(c) *Interest income*

Interest income is recognised on a time proportion basis using the effective interest method, taking into account the principal amounts outstanding and the interest rates applicable.

(d) *Dividend income*

Dividend income is recognised when the right to receive payment is certain.

3.23 Foreign currencies

(a) *Functional and presentation currency*

Items included in the financial statements of each of the entities in the Group are measured using the currency of the primary economic environment in which the entity operates (the "*functional currency*"). The consolidated financial statements are presented in Hong Kong dollars, which is the functional and presentation currency of the Company.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

3.23 Foreign currencies (cont'd)

(b) *Transactions and balances*

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the exchange rates ruling at the balance sheet date are recognised in the profit and loss statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Translation differences on non-monetary items of equity instruments held at fair value through profit or loss is reported as part of the fair value gain or loss. Translation differences on non-monetary items of equities classified as available-for-sale financial assets are included in the foreign exchange reserve.

(c) *Group companies*

The results and financial position of all the entities in the Group that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each profit and loss statement are translated at average exchange rates; and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, such exchange differences are recognised in the profit and loss statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

3.24 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments. A discontinued segment is separately presented from continuing segments.

3.25 Dividend distribution

Dividend distribution to the shareholders of the Company is recognised as a liability in the financial statements in the period in which the dividend payable becomes legal and constructive obligations of the Company.

4. FINANCIAL RISK MANAGEMENT

4.1 Financial risk factors

The activities of the Group expose it to a variety of financial risks, including credit risk, liquidity risk, cash flow and fair value interest rate risk, foreign exchange risk and price risk. The overall risk management programme of the Group focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

Financial risk management is carried out by the Finance Department under policies approved by the Board of Directors.

(a) *Credit risk*

The Group has no significant concentration of credit risk with any single counterparty or group of counterparties. The Group has policies in place to ensure that sales of products are made to customers with an appropriate credit history.

(b) *Liquidity risk*

Liquidity risk is the risk that the Group is unable to meet its current obligations when they fall due.

The Group measures and monitors its liquidity through the maintenance of prudent ratios regarding to the liquidity structure of the overall assets, liabilities, loans and commitments of the Group.

The Group also maintains a conservative level of liquid assets to ensure the availability of sufficient cash flows to meet any unexpected and material cash requirements in the course of ordinary business. In addition, standby facilities are established to provide contingency liquidity support.

(c) *Cash flow and fair value interest rate risk*

Interest rate is the risk that the position of the group may be adversely affected by the change in market interest rate.

The Group has followed a policy of developing long-term banking facilities to match its long-term investment in Hong Kong and Mainland China. The policy also involves close monitoring of interest rate movements and replacing and entering into new banking facilities when favourable pricing opportunities arise.

(d) *Foreign exchange risk*

The Group has no significant foreign exchange risk due to there being limited foreign currency transactions. Translation exposure arising on consolidation of the net assets of entities denominated in foreign currencies is accounted for in the foreign exchange reserve.

(e) *Price risk*

The Group is exposed to equity securities price risk through investments held by the Group classified either as available-for-sale financial assets or other investments.

4. FINANCIAL RISK MANAGEMENT (cont'd)

4.2 Fair value estimation

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

In assessing the fair value of non-trading securities and other financial assets, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.

The fair values of long-term borrowings are estimated using the expected future payments discounted at market interest rates.

The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year, debtors and prepayments, cash and cash equivalents, creditors and accruals and current borrowings are assumed to approximate their fair values.

5. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities are discussed below:

(a) Estimates of fair value of investment properties

The fair values of investment properties are determined by independent valuers on an open market for existing use basis. In making the judgement, consideration is given to assumptions that are mainly based on market conditions existing at the balance sheet date and appropriate capitalisation rates. These estimates are regularly compared to actual market data and actual transactions entered into by the Group.

(b) Estimated impairment of assets

The Group tests at least annually whether goodwill or assets that have indefinite useful lives have suffered any impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit is determined based on value-in-use calculations. These calculations require the use of estimates, such as discount rates, future profitability and growth rates.

(c) Income taxes

The Group is subject to income taxes in a number of jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for potential tax exposures based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(d) Convertible bonds

The fair value of convertible bonds is estimated by independent professional valuers based on actual transactions of the financial instruments in the market or transactions of similar financial instruments generally represent the best estimate of the market value.

5. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (cont'd)

(e) Share-based payments

The fair value of option granted is estimated by independent professional valuers based on the various assumptions on volatility, life of options, dividend paid out rate and annual risk-free interest rate, excluding the impact of any non-market vesting conditions, which generally represent the best estimate of the fair value of the options at the date of granting the options.

6. SEGMENT INFORMATION

The Group is principally engaged in property development and investment and trading of plant and machinery. The Group ceased to carry on manufacture, sale and distribution of construction materials following the deemed disposal of GEG (note 1). There are no other significant identifiable separate businesses. In accordance with the Group's internal financial reporting and operating activities, the primary segment reporting is by business segments and the secondary segment reporting is by geograpical segments. Segment assets primarily consist of property, plant and equipment, other non-current assets, inventories, properties, debtors and prepayments and mainly exclude certain investments, cash and bank balances and tax recoverable. Segment liabilities comprise mainly creditors and accruals and provisions. There are no sales or trading transactions between the business segments.

A summary of the business segments is set out as follows:

	Continuing operations				Discontinued
	Properties	Trading	Unallocated	Total	operations
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Year ended 31st December 2005					
Turnover	226,330	62,977	—	289,307	546,158
Other revenues	2,609	8	2,681	5,298	20,142
Operating profit/(loss)	46,433	552	(13,423)	33,562	9,298
Change in fair value of investment properties				348,679	—
Finance costs				(36,689)	(5,998)
Share of profits less losses of					
Jointly controlled entities				47,697	7,945
Associated companies				—	1,492
Profit before taxation				393,249	12,737
Taxation				(142,869)	(280)
Profit after taxation				250,380	12,457
Gain on deemed partial disposal				—	3,611,466
Share of losses				—	(70,505)
Profit for the year				250,380	3,553,418
Capital expenditure	5,607	123	—	5,730	24,465
Depreciation	2,913	83	—	2,996	36,440
Amortisation	35,654	—	—	35,654	19,307
Fair value loss/(gain) of listed investments	—	—	1,204	1,204	(81)
As at 31st December 2005					
Segment assets	6,387,786	29,428	2,691,065	9,108,279	
Jointly controlled entities	577,261	—	—	577,261	
Unallocated assets				297,700	
Total assets				9,983,240	
Segment liabilities	697,297	18,712	3,228	719,237	
Unallocated liabilities				3,591,365	
Total liabilities				4,310,602	

6. SEGMENT INFORMATION (cont'd)

	Continuing operations				Discontinued
	Properties	Trading	Unallocated	Total	operations
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Year ended 31st December 2004					
Turnover	356,671	61,586	—	418,257	1,312,281
Other revenues	7,034	10	2,482	9,526	7,638
Operating profit	55,843	415	9,650	65,908	29,308
Change in fair value of investment properties				(8,995)	103
Finance costs				(10,140)	(3,285)
Share of profits less losses of					
Jointly controlled entities				184,380	13,866
Associated companies				—	2,561
Profit before taxation				231,153	42,553
Taxation credit/(charge)				1,461	(2,295)
Profit for the year				232,614	40,258
Loss on deemed partial disposal					(10,501)
					29,757
Capital expenditure	2,454	17	—	2,471	73,039
Depreciation	2,591	102	—	2,693	71,143
Amortisation	37,808	—	—	37,808	39,287
Fair value (gain)/loss of listed investments	—	—	(16,128)	(16,128)	933

	Properties	Trading	Unallocated	Sub-total	Construction materials	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
As at 31st December 2004						
Segment assets	5,051,008	16,175	10,270	5,077,453	1,802,417	6,879,870
Jointly controlled entities	241,496	—	—	241,496	248,243	489,739
Associated companies	—	—	—	—	18,650	18,650
Unallocated assets						930,747
Total assets						8,319,006
Segment liabilities	563,705	7,030	2,809	573,544	613,298	1,186,842
Unallocated liabilities						3,736,056
Total liabilities						4,922,898

A summary of the geographical segments is set out as follows:

	Continuing operations		**Discontinued operations**			
	Turnover	**Operating profit/(loss)**	**Turnover**	**Operating profit**	**Capital expenditure**	**Total assets**
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Year ended 31st December 2005						
Hong Kong	129,115	(8,762)	242,417	5,900	2,060	4,907,515
Mainland China	88,275	39,755	303,741	3,398	3,525	4,878,348
Singapore	8,940	2,017	—	—	22	165,292
Japan	62,977	552	—	—	123	32,085
	289,307	**33,562**	**546,158**	**9,298**	**5,730**	**9,983,240**
Year ended 31st December 2004						
Hong Kong	271,591	49,026	474,938	8,577	1,914	3,709,013
Mainland China	75,890	11,744	837,343	20,731	528	4,421,887
Singapore	9,190	4,723	—	—	12	169,035
Japan	61,586	415	—	—	17	19,071
	418,257	65,908	1,312,281	29,308	2,471	8,319,006

7. DISCONTINUED OPERATIONS

Construction materials	2005 HK$'000	2004 HK$'000
Turnover	**546,158**	1,312,281
Other revenues	**20,142**	7,638
Operating profit	**9,298**	29,308
Change in fair value of investment properties	**—**	103
Finance costs	**(5,998)**	(3,285)
Share of profits less losses of		
Jointly controlled entities	**7,945**	13,866
Associated companies	**1,492**	2,561
Profit before taxation	**12,737**	42,553
Taxation	**(280)**	(2,295)
Profit for the period/year	**12,457**	40,258
Gain/(loss) on deemed partial disposal	**3,611,466**	(10,501)
Share of losses	**(70,505)**	—
Profit from discontinued operations	**3,553,418**	29,757
Operating cash flows	**4,435**	(15,276)
Investing cash flows	**(87,566)**	(208,435)
Financing cash flows	**1,192,300**	86,566
Net increase/(decrease) in cash and bank balances	**1,109,169**	(137,145)
Change in exchange rate	**242**	1,743
Cash and cash equivalents at beginning of period/year	**170,952**	306,354
Total cash flows	**1,280,363**	170,952

The discontinued operations represent the manufacture, sale and distribution of construction materials carried out by GEG, which ceased to be a subsidiary during the year (note 1).

8. TURNOVER AND OTHER REVENUES

	2005 HK$'000	2004 HK$'000
Turnover		
Sale of properties	**126,285**	332,135
Rental income	**100,045**	24,536
Sale of goods	**62,977**	61,586
	289,307	418,257
Other revenues		
Interest income from banks	**2,410**	1,231
Interest income from mortgage loans	**1,296**	6,488
Dividend income from listed investments	**1,592**	1,807
	5,298	9,526
Total revenues	**294,605**	427,783

9. OPERATING PROFIT

	2005 HK$'000	2004 HK$'000
Operating profit is stated after crediting:		
Dividend income from listed investments	**1,592**	1,807
Change in fair value of listed investments	**—**	16,128
Negative goodwill arising from acquisition of a jointly controlled entity	**19,991**	—
Net foreign exchange gain	**31,914**	7,314
and after charging:		
Cost of inventories sold	**55,360**	53,236
Depreciation	**2,996**	2,693
Amortisation		
Leasehold land and land use rights	**35,654**	35,356
Issue cost for convertible bonds	**—**	2,452
Staff costs including Directors' remuneration *(a)*	**94,984**	84,373
Auditors' remuneration		
Audit fees	**989**	946
Non-audit fees	**1,193**	871
Change in fair value of listed investments	**1,204**	—
Loss on disposal of property, plant and equipment	**117**	97
Loss on disposal of unlisted investments	**—**	7,800
Operating lease rental for land and buildings	**852**	—
Outgoing in respect of investment properties		
Direct operating expense of investment properties that generate rental income	**2,645**	2,122
Direct operating expense of investment properties that did not generate rental income	**430**	821

(a) Staff costs include the fair value of share options of HK$2,383,000 (2004: nil).

10. FINANCE COSTS

	2005 HK$'000	2004 HK$'000
Interest expense		
Bank loans, overdrafts and others	**95,493**	49,715
Finance cost of convertible bonds	**10,759**	3,241
Capitalised as cost of properties under development	**(69,563)**	(42,816)
	36,689	10,140

The capitalisation rates applied to funds borrowed generally and used for the development of properties are between 2% and 4% per annum (2004: 1% to 5% per annum).

11. DIRECTORS' REMUNERATION

Name	Director fee HK$'000	Salaries, allowances and benefits in kind HK$'000	Discretionary bonuses HK$'000	Pension scheme contribution HK$'000	Share options (a) HK$'000	**2005 Total HK$'000**	2004 Total HK$'000
Lui Che Woo	160	4,200	294	428	155	**5,237**	4,669
Francis Lui Yiu Tung	160	3,123	234	294	154	**3,965**	4,451
Lennon Lun Tsan Kau	80	2,100	74	105	77	**2,436**	2,149
Eddie Hui Ki On	80	1,800	125	12	66	**2,083**	1,562
William Lo Chi Chung	114	1,805	126	78	61	**2,184**	1,814
Paddy Tang Lui Wai Yu	160	1,393	88	208	107	**1,956**	1,416
Sir David Akers-Jones	80	—	—	—	—	**80**	50
Michael Leung Man Kin	80	600	—	—	46	**726**	2,041
Alex Wu Shu Chih	80	—	—	—	—	**80**	50
Philip Wong Kin Hang	160	—	—	—	35	**195**	70
Leo Lee Tung Hai	80	—	—	—	58	**138**	50
Robin Chan Yau Hing	80	—	—	—	58	**138**	50
Charles Cheung Wai Bun	320	—	—	—	69	**389**	140
Robert George Nield	50	—	—	—	58	**108**	—
	1,684	15,021	941	1,125	944	**19,715**	18,512

(a): The value of the share options granted to the Directors under the share option scheme of the Company represents the fair value of these options charged to the profit and loss statement for the year in accordance with HKFRS 2. The remuneration for 2004 does not include any value for the share options granted since HKFRS 2 becomes effective for 2005 and does not require retrospective application for share options vested on or before 1st January 2005.

12. FIVE HIGHEST PAY INDIVIDUALS

The five individuals whose emoluments were the highest in the Group for the year include four (2004: two) directors whose emoluments are reflected in note 11 above. The emolument of the remaining one (2004: three) individual is as follows:

	2005 HK$'000	2004 HK$'000
Salaries and other emoluments	**2,170**	7,609
Retirement benefits	**193**	322
Discretionary bonuses	**153**	—
Share options	**80**	—
	2,596	7,931

The emolument of the individual (2004: three) fell within the following bands:

	Number of employees	
	2005	2004
HK$2,000,001–HK$2,500,000	**—**	2
HK$2,500,001–HK$3,000,000	**1**	—
HK$3,000,001–HK$3,500,000	**—**	1
	1	3

13. RETIREMENT BENEFIT SCHEMES

The Group operates two defined contribution schemes in Hong Kong which comply with all the respective requirements under the Occupational Retirement Schemes Ordinance (ORSO) and Mandatory Provident Fund (MPF) Schemes Ordinance. All the assets under the schemes are held separately from the Group under independently administered funds. Contributions to the MPF Scheme follow the MPF Schemes Ordinance while contributions to the ORSO Scheme are based on a percentage ranging from 5% to 10% (depending upon the length of employment) of the basic salary of the employee, minus the mandatory contributions to the MPF Scheme. The Group's contributions to the ORSO Scheme may be reduced by contributions forfeited by those employees who leave the scheme prior to the full vesting of the employer's contributions on the employee.

13. RETIREMENT BENEFIT SCHEMES (cont'd)

The employees in the Mainland China participate in various pension plans organised by the relevant municipal and provincial governments under which the Group is required to make monthly defined contributions to these plans at rates ranging from 5% to 22% of the employees' basic salary, depending upon the applicable local regulations. The Group has no other obligations for the payment of pension and other post-retirement benefits of employees other than the above payments.

The retirement benefit schemes cost charged to the profit and loss statement during the year comprises contributions made by the Group to the schemes of HK$11,420,000 (2004: HK$16,124,000), less forfeitures of HK$144,000 (2004: HK$518,000), leaving no balance (2004: nil) available at the balance sheet date to reduce future contribution.

14. TAXATION CHARGE/(CREDIT)

	2005	2004
	HK$'000	HK$'000
Current taxation		
Hong Kong profits tax	**2,867**	1,311
Overseas taxation	**227**	4,179
Deferred taxation *(note 36)*	**139,775**	(6,951)
	142,869	(1,461)

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the year after setting off available tax losses brought forward. Taxation assessable on profits generated overseas has been provided at the rates of taxation prevailing in the countries in which the Group operates.

Share of taxation of jointly controlled entities for the year ended 31st December 2005 amounting to HK$17,185,000 (2004: HK$39,974,000) was included in the profit and loss statement as share of profits less losses of jointly controlled entities.

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the applicable taxation rate being the weighted average of rates prevailing in the countries in which the Group operates, as follows:

	2005	2004
	HK$'000	HK$'000
Profit before taxation	**393,249**	231,153
Tax calculated at applicable tax rate	**120,184**	7,401
Income not subject to taxation	**(9,257)**	(13,589)
Expenses not deductible for taxation purposes	**18,228**	7,440
Utilisation of previously unrecognised tax losses	**(3,909)**	(7,370)
Tax loss not recognised	**17,291**	4,695
Over provision in previous years	**332**	(38)
Taxation charge/(credit)	**142,869**	(1,461)

15. PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

The profit attributable to shareholders of the Company is dealt with in the financial statements of the Company to the extent of HK$1,187,969,000 (2004: HK$88,371,000).

16. DIVIDENDS

	2005 HK$'000	2004 HK$'000
Interim cash dividend of 1 cent (2004: Interim scrip dividend with a cash option of 2 cents) per share	**23,771**	40,195
Proposed final scrip dividend with a cash option of 1 cent (2004: cash dividend of 4 cents) per share *(a)*	**23,972**	89,859
	47,743	130,054
Special interim dividend in specie (2004: nil) *(b)*	**1,229,143**	—
	1,276,886	130,054
The dividends have been partially settled by cash as follows:		
Interim	**23,771**	33,284
Final	**—**	89,859
	23,771	123,143

(a) The Board of Directors recommended a final scrip dividend with a cash option in respect of 2005 of 1 cent (2004: cash dividend of 4 cents) per share. This dividend will be accounted for as an appropriation of revenue reserve in the year ending 31st December 2006.

(b) On 14th September 2005, the Board of Directors declared a special interim dividend effected by way of distribution in specie of shares of GEG on the basis of one GEG share for every ten shares of the Company. The dividend in specie was distributed on 4th November 2005.

17. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share for the year is based on the following:

	Continuing operations		Discontinued operations	
	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000
Profit attributable to shareholders of the Company	**94,638**	229,467	**3,549,410**	11,747
Effect of dilutive potential ordinary shares:				
Interest on convertible bonds, net of tax	**—**	2,675	**—**	—
Unamortised issue costs for convertible bonds, net of tax	**—**	(11,464)	**—**	—
Profit for calculation of diluted earnings per share	**94,638**	220,678	**3,549,410**	11,747

	Number of shares 2005	2004
Weighted average number of shares for calculating basic earnings per share	**2,311,056,000**	1,996,230,000
Effect of dilutive potential ordinary shares:		
Convertible bonds	**—**	265,522,000
Share options	**19,123,000**	17,563,000
Weighted average number of shares for calculating diluted earnings per share	**2,330,179,000**	2,279,315,000

The calculation of the diluted earnings per share for 2005 does not take into account of the convertible bonds which are anti-dilutive for the year.

18. PROPERTY, PLANT AND EQUIPMENT

Group

	Buildings	Plant and machinery	Other assets	Total
	HK$'000	HK$'000	HK$'000	HK$'000
Cost				
At 31st December 2004	83,192	700,383	312,444	1,096,019
Exchange difference	91	—	(91)	—
Additions	98	20,073	9,861	30,032
Transfer from development properties	12,137	—	—	12,137
Disposals	—	(1,929)	(6,150)	(8,079)
Deemed disposal of a subsidiary	(40,394)	(716,027)	(291,573)	(1,047,994)
At 31st December 2005	55,124	2,500	24,491	82,115
Accumulated depreciation				
At 31st December 2004	14,165	396,713	179,086	589,964
Exchange difference	39	—	(87)	(48)
Charge for the year	1,535	23,037	14,864	39,436
Disposals	—	(1,886)	(4,856)	(6,742)
Deemed disposal of a subsidiary	(5,293)	(417,864)	(171,312)	(594,469)
At 31st December 2005	10,446	—	17,695	28,141
Net book value				
At 31st December 2005	**44,678**	**2,500**	**6,796**	**53,974**
Cost				
At 31st December 2003	66,965	668,523	317,301	1,052,789
Exchange difference	—	—	67	67
Additions	16,227	42,448	9,293	67,968
Disposals	—	(10,588)	(14,217)	(24,805)
At 31st December 2004	83,192	700,383	312,444	1,096,019
Accumulated depreciation				
At 31st December 2003	10,720	360,423	162,644	533,787
Exchange difference	—	—	35	35
Charge for the year	3,445	42,782	27,609	73,836
Disposals	—	(6,492)	(11,202)	(17,694)
At 31st December 2004	14,165	396,713	179,086	589,964
Net book value				
At 31st December 2004	69,027	303,670	133,358	506,055

Buildings with carrying values of HK$42,881,000 (2004: HK$31,552,000) were pledged to secure the Group's banking facilities. Other assets comprise barges, furniture and equipment, leasehold improvements and motor vehicles.

19. INVESTMENT PROPERTIES

Group

	2005	2004
	HK$'000	HK$'000
At beginning of year	**326,798**	308,904
Exchange difference	**(1,849)**	3,389
Transfer from development properties/leasehold land and land use rights	**1,408,259**	23,397
Deemed disposal of a subsidiary	**(65,500)**	—
Change in fair value	**348,679**	(8,892)
At end of year	**2,016,387**	326,798

(a) Investment properties held under long-term leases outside Hong Kong amounting to HK$84,449,000 were valued at 31st December 2005 on an open market value basis by CB Richard Ellis (Pte) Ltd., independent professional valuers. Investment properties held under medium-term leases outside Hong Kong amounting to HK$1,808,338,000 were valued at 31st December 2005 on an open market value basis by Knight Frank Hong Kong Limited and Savills Property Services (Shanghai) Company Limited, independent professional valuers. Investment properties held under long-term leases in Hong Kong amounting to HK$123,600,000 were valued at 31st December 2005 on an open market value basis by Savills (Hong Kong) Limited, independent professional valuers.

(b) Investment properties with carrying values of HK$2,016,387,000 (2004: HK$261,298,000) were pledged to secure the Group's banking facilities.

(c) The Group had no unprovided contractual obligations for future repairs and maintenance.

20. LEASEHOLD LAND AND LAND USE RIGHTS

Group

	Hong Kong	Outside Hong Kong	2005	2004
	HK$'000	HK$'000	HK$'000	HK$'000
Long-term leases	67,826	—	**67,826**	255,498
Medium-term leases	—	2,676	**2,676**	1,849
	67,826	2,676	**70,502**	257,347

The interests in leasehold land and land use rights represent prepaid operating lease payments. Leasehold land and land use rights with carrying values of HK$68,705,000 (2004: HK$255,498,000) were pledged to secure the Group's banking facilities.

	2005	2004
	HK$'000	HK$'000
At beginning of year	**257,347**	283,064
Transfer from development properties	**879**	—
Additions	**—**	3,397
Transfer to investment properties	**—**	(23,397)
Deemed disposal of a subsidiary	**(183,971)**	—
Amortisation of prepaid operating lease payments	**(3,753)**	(5,717)
At end of year	**70,502**	257,347

21. JOINTLY CONTROLLED ENTITIES

Group

	2005 HK$'000	2004 HK$'000
At beginning of year	**489,739**	194,638
Acquisitions	**458,559**	100,290
Share of results		
Profit before taxation	**73,101**	238,976
Taxation	**(17,459)**	(40,730)
Share of exchange reserve	**9,511**	(212)
Dividends	**(180,000)**	(3,223)
Deemed disposal of a subsidiary	**(256,190)**	—
At end of year	**577,261**	489,739

The Group's share of the aggregate amounts of the assets, liabilities and results of the jointly controlled entities are as follows:

	2005 HK$'000	2004 HK$'000
Assets		
Non-current assets	**232,955**	292,443
Current assets	**1,133,896**	547,107
Liabilities		
Long-term liabilities	**(117,610)**	(101,564)
Current liabilities	**(671,980)**	(248,247)
Net assets	**577,261**	489,739
Income	**252,787**	1,109,611
Expenses	**(179,686)**	(870,635)
Profit before taxation	**73,101**	238,976
Representing:		
Continuing operations	**64,882**	224,354
Discontinued operations	**8,219**	14,622
	73,101	238,976

Details of jointly controlled entities of the Group are given in note 47(b). The jointly controlled entities do not have any material contingent liabilities as at 31st December 2005.

Company

	2005 HK$'000	2004 HK$'000
Unlisted shares, at cost	**438,568**	—

22. SUBSIDIARIES

Company

		2005	2004
		HK$'000	HK$'000
(a)	Unlisted shares, at cost less provision	**259,561**	259,561

Details of subsidiaries which, in the opinion of the Directors, materially affect the results or net assets of the Group are given in note 47(a).

(b) The loans receivable are unsecured, carry interest at prevailing market rate and have no fixed terms of repayment. The amounts receivable are unsecured, interest-free and have no fixed terms of repayment.

23. ASSOCIATED COMPANIES

Group

	2005	2004
	HK$'000	HK$'000
At beginning of year	**18,650**	16,098
Share of results		
(Loss)/profit before taxation	**(68,830)**	3,371
Taxation	**(183)**	(810)
Share of exchange reserve	**—**	(9)
Deemed disposal of a subsidiary	**(20,143)**	—
Transfer from deemed disposal of a subsidiary *(note 42b)*	**4,478,360**	—
Dividend in specie *(note 16)*	**(1,229,143)**	—
Transfer to available-for-sale financial assets	**(3,178,711)**	—
At end of year	**—**	18,650

The Group's share of the aggregate amounts of the assets, liabilities and results of the associated companies are as follows:

	2005	2004
	HK$'000	HK$'000
Assets		
Non-current assets	**—**	6,265
Current assets	**—**	24,118
Liabilities		
Non-current liabilities	**—**	(4,116)
Current liabilities	**—**	(7,617)
Net assets	**—**	18,650
Income	**116,700**	39,528
Expenses	**(185,530)**	(36,157)
(Loss)/profit before tax	**(68,830)**	3,371

24. AVAILABLE-FOR-SALE FINANCIAL ASSETS

Group

	2005	2004
	HK$'000	HK$'000
Listed in Hong Kong		
Market value	**2,690,556**	152,375

The available-for-sale financial assets in 2005 represent the Group's 18.7% equity interest in Galaxy Entertainment Group Limited ("GEG" formerly known as K. Wah Construction Materials Limited), a company incorporated in Hong Kong. The principal activities of GEG are gaming, sale, manufacture and distribution of construction materials. There was no provision for impairment on the financial assets in 2005.

25. OTHER NON-CURRENT ASSETS

Group

	2005	2004
	HK$'000	HK$'000
Deferred expenditure		
Overburden removal costs	—	99,679
Quarry site development	—	14,073
Issue costs for convertible bonds	—	13,896
	—	127,648
Quarry site improvements	—	136,049
Deferred receivable	—	6,707
Mortgage loans	**8,277**	18,168
	8,277	288,572

Mortgage loans are advances to purchasers of development properties of the Group and are secured by second mortgages on the related properties. The current portion of the loans is included under other receivables. The Group has recognised an impairment loss of HK$3,039,000 (2004: Nil) for its mortgage loans during the year ended 31st December 2005. The loss has been included in other operating expenses in the profit and loss statement.

26. DEVELOPMENT PROPERTIES

Group

	Completed HK$'000	Under development HK$'000	**2005 HK$'000**	2004 HK$'000
Leasehold land and land use rights	52,135	1,801,845	**1,853,980**	1,935,636
Development costs	92,860	2,187,198	**2,280,058**	2,599,825
	144,995	3,989,043	**4,134,038**	4,535,461

The leasehold land and land use rights represent prepaid operating lease payments and under the following terms:

	Hong Kong HK$'000	Outside Hong Kong HK$'000	**2005 HK$'000**	2004 HK$'000
Long-term lease	12,666	982,499	**995,165**	1,015,361
Medium-term lease	858,815	—	**858,815**	920,275
	871,481	982,499	**1,853,980**	1,935,636

27. INVENTORIES

Group

	2005 HK$'000	2004 HK$'000
Aggregates and sand	**—**	36,959
Concrete pipes and blocks	**—**	16,762
Cement	**—**	8,750
Spare parts	**—**	22,620
Consumables	**—**	8,084
	—	93,175

28. DEBTORS AND PREPAYMENTS

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Trade debtors, net of provision	**23,756**	471,934	**—**	—
Other receivables, net of provision	**105,781**	130,293	**—**	—
Amounts due from jointly controlled entities	**—**	155,237	**—**	—
Prepayments	**5,008**	63,133	**420**	270
	134,545	820,597	**420**	270

The Group has established credit policies which follow local industry standards. The average normal credit period ranges from 30 to 60 days for customers in Hong Kong and 120 to 180 days for customers in Mainland China. These are subject to periodic reviews by management.

The carrying amounts of the debtors, prepayments and amounts due from jointly controlled entities are approximate to their fair value based on prevailing market interest rate.

Approximate 52% (2004: 71%) of the debtors and prepayments are denominated in RMB, Japanese Yen and Singapore dollars. There is no concentration of credit risk with respect to trade debtors as the Group has a large number of customers.

The Group has recognised an impairment loss of HK$20,553,000 (2004: nil) for its trade and other receivables during the year ended 31st December 2005. The loss has been included in other operating expenses in the profit and loss statement.

The aging analysis of the Group's trade debtors based on the date of the invoices and net of provision for bad and doubtful debts is as follows:

	2005	2004
	HK$'000	HK$'000
Within one month	**14,566**	135,270
Two to three months	**3,137**	157,988
Four to six months	**987**	89,423
Over six months	**5,066**	89,253
	23,756	471,934

29. OTHER INVESTMENTS

Group

	2005	2004
	HK$'000	HK$'000
Listed equity securities in Hong Kong, at market value	**39,126**	44,547

30. CASH AND BANK BALANCES

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Cash at bank and in hand	**203,268**	295,103	**584**	239
Short-term bank deposits	**51,938**	486,203	**—**	320,654
	255,206	781,306	**584**	320,893

The effective interest rate on short-term bank deposits was 3.0% (2004: 0.6%); these deposits have an average maturity of 54 days (2004: 30 days).

The cash and bank balances include HK$25,074,000 (2004: HK$24,476,000) which have been pledged or assigned for specific purposes under certain conditions.

31. CREDITORS AND ACCRUALS

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Trade creditors	**210,515**	300,403	**—**	—
Other creditors	**29,944**	79,849	**1,763**	1,547
Amounts due to jointly controlled entities	**69,007**	204,500	**—**	—
Amounts due to minority shareholders	**208,341**	303,942	**—**	—
Accrued operating expenses	**24,833**	88,403	**1,424**	181
Deposits received	**176,597**	28,872	**—**	—
	719,237	1,005,969	**3,187**	1,728

Amounts due to jointly controlled entities are unsecured, interest free and have no fixed terms of repayments.

Amounts due to minority shareholders are unsecured, carry interest at prevailing market rates and have no fixed terms of repayments.

The carrying amounts of the creditors and accruals are approximate to their fair value based on prevailing market interest rate.

Approximate 79% (2004: 30%) of the trade creditors and accruals are denominated in RMB, Japanese Yen and Singapore dollars.

31. CREDITORS AND ACCRUALS (cont'd)

The aging analysis of the Group's trade creditors based on the dates of the invoices is as follows:

	2005	2004
	HK$'000	HK$'000
Within one month	**209,998**	186,800
Two to three months	**517**	63,237
Four to six months	**—**	26,502
Over six months	**—**	23,864
	210,515	300,403

32. SHARE CAPITAL

	2005		2004	
	Ordinary		Ordinary	
	Shares of		Shares of	
	HK$0.10 each	**HK$'000**	HK$0.10 each	HK$'000
Authorised:				
At beginning of year	**5,000,000,000**	**500,000**	3,888,000,000	388,800
Increase during the year *(a)*	**—**	**—**	1,112,000,000	111,200
At end of year	**5,000,000,000**	**500,000**	5,000,000,000	500,000
Issued and fully paid:				
At beginning of year	**2,015,644,738**	**201,564**	1,977,968,748	197,797
Share options exercised *(b)*	**24,383,000**	**2,438**	6,875,000	687
Conversion of convertible bonds *(c)*	**337,893,311**	**33,790**	—	—
Issued as scrip dividends	**—**	**—**	30,800,990	3,080
At end of year	**2,377,921,049**	**237,792**	2,015,644,738	201,564

(a) By a special resolution passed on 31st May 2004, the authorised share capital of the Company was increased from HK$388,800,000 to HK$500,000,000 by the creation of additional 1,112,000,000 ordinary shares of HK$0.10 each.

(b) During the year, share options to subscribe for 24,383,000 shares were exercised, of which HK$2,438,000 was credited to share capital and the balance of HK$15,005,000 to the share premium account.

(c) During the year, convertible bonds with face value of HK$760,260,000 were converted into 337,893,311 ordinary shares of the Company, of which HK$33,790,000 was credited to share capital and the balance to the share premium account.

33. SHARE OPTION SCHEME

The Company operates a share option scheme under which options to subscribe for ordinary shares in the Company are granted to selected executives. Under the scheme, share options may be granted to Directors, senior executives or employees of the Company or its affiliates and other qualifying grantees. Options are exercisable at a price equal to the average closing prices of the shares for the five business days immediately preceding the date of grant. Consideration to be paid on each grant of option is HK$1.00. The vesting period is one year. The period within which the shares must be taken up under an option is determined by the Board from time to time, except that such period shall not expire more than 10 years from the date of grant of the option.

Movements in the number of share options outstanding and their related weighted average exercise prices during the year are as follows:

	Average exercise price HK$	**2005 Number of share options**	Average exercise price HK$	2004 Number of share options
At beginning of year	**0.7524**	**27,831,000**	0.7163	39,767,000
Granted	**1.9060**	**20,729,000**	—	—
Exercised	**0.7154**	**(24,383,000)**	0.7221	(6,725,000)
Lapsed	**1.5210**	**(700,000)**	0.5162	(5,211,000)
At end of year	**1.7865**	**23,477,000**	0.7524	27,831,000
Vested at end of year	**1.0423**	**3,248,000**	0.7524	27,831,000

The weighted average share price at the date of exercise for share options during the year was HK$2.1403 (2004: HK$1.6781). The options outstanding at 31st December 2005 have exercise prices ranging from HK$0.36 to HK$1.906 (2004: HK$0.36 to HK$1.30) with weighted average remaining contractual life of 6.04 years (2004: 7.09 years).

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Exercise period	**Exercise price per share** HK$	**Number of share options** **2005**	2004
Directors			
20th May 1999 to 19th May 2008	0.5586	**—**	3,100,000
30th December 2000 to 29th December 2009	0.3600	**—**	3,920,000
1st March 2004 to 28th February 2013	0.7200	**150,000**	7,691,000
22nd October 2006 to 21st October 2011	1.9060	**8,200,000**	—
Employees and others			
20th May 1999 to 19th May 2008	0.5586	**33,000**	628,000
30th December 2000 to 29th December 2009	0.3600	**300,000**	1,570,000
1st March 2004 to 28th February 2013	0.7200	**765,000**	4,922,000
30th December 2003 to 29th December 2013	1.3000	**2,000,000**	6,000,000
22nd October 2006 to 21st October 2011	1.9060	**12,029,000**	—
		23,477,000	27,831,000

The fair value of options granted during the year, as determined by using the Black-Scholes valuation model, is HK$4.8 million. The significant inputs into the model are share price of HK$1.78 at the valuation date, exercise price at the date of granting the options, expected volatility of 25%, expected life of options of 2.5 years, expected dividend paid out rate of 3% and annual risk-free interest rate of 4.075%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last 260 trading days.

34. RESERVES

(a) Group

	Share premium	Share option reserve	Contributed surplus	Capital redemption reserve	Capital reserve	Convertible bonds reserve	Investment reserve	Property revaluation reserve	Foreign exchange reserve	Revenue reserve	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 31st December 2004											
As previously reported	810,646	—	99,089	13	34,188	—	—	68,037	5,760	1,511,938	2,529,671
Prior year adjustments											
Reversal of revaluation and amortisation for leasehold land (HKAS 17)	—	—	—	—	—	—	—	(57,783)	—	(9,596)	(67,379)
Transfer of leasehold land to investment properties (HKAS 40)	—	—	—	—	—	—	—	—	—	22,230	22,230
Increase in provisions (HKAS 16, 37 and HK(IFRIC)-Int1)	—	—	—	—	—	—	—	—	—	(13,332)	(13,332)
As restated, before opening adjustments	810,646	—	99,089	13	34,188	—	—	10,254	5,760	1,511,240	2,471,190
Opening adjustments											
Equity element of convertible bonds and related interest (HKAS 39)	—	—	—	—	—	192,037	—	—	—	(24,426)	167,611
Negative goodwill written off (HKFRS 3)	—	—	—	—	—	—	—	—	—	90	90
As 1st January 2005, as restated	810,646	—	99,089	13	34,188	192,037	—	10,254	5,760	1,486,904	2,638,891
Exchange differences	—	—	—	—	—	—	—	—	37,095	—	37,095
Conversion of Convertible bonds, net of tax	742,341	—	—	—	—	(168,928)	—	—	—	—	573,413
Exercise of share options	15,005	—	—	—	—	—	—	—	—	—	15,005
Fair value of share options	—	2,383	—	—	—	—	—	—	—	—	2,383
Change of fair value of available-for-sale financial assets	—	—	—	—	—	—	(489,184)	—	—	—	(489,184)
Realised on disposed of properties	—	—	—	—	—	—	—	(10,254)	—	10,254	—
Deemed disposal of a subsidiary	—	—	—	—	(33,706)	—	1,029	—	(2,487)	35,164	—
Profit for the year	—	—	—	—	—	—	—	—	—	3,644,048	3,644,048
2004 final dividend	—	—	—	—	—	—	—	—	—	(89,859)	(89,859)
2005 interim dividend	—	—	—	—	—	—	—	—	—	(23,771)	(23,771)
2005 special interim dividend in specie	—	—	—	—	—	—	—	—	—	(1,229,143)	(1,229,143)
At 31st December 2005	**1,567,992**	**2,383**	**99,089**	**13**	**482**	**23,109**	**(488,155)**	**—**	**40,368**	**3,833,597**	**5,078,878**
Retained by:											
Company and subsidiaries	1,567,992	2,383	99,089	13	482	23,109	(488,155)	—	30,857	3,745,724	4,981,494
Jointly controlled entities	—	—	—	—	—	—	—	—	9,511	87,873	97,384
	1,567,992	2,383	99,089	13	482	23,109	(488,155)	—	40,368	3,833,597	5,078,878
At 31st December 2003											
As previously reported	809,473	—	99,089	13	34,188	—	—	68,037	12,326	1,310,764	2,333,890
Prior year adjustments											
Reversal of revaluation and amortisation for leasehold land (HKAS 17)	—	—	—	—	—	—	—	(57,783)	—	(8,925)	(66,708)
Increase in provisions (HKAS 16, 37 and HK(IFRIC)-Int1)	—	—	—	—	—	—	—	—	—	(13,286)	(13,286)
As 1st January 2004, as restated	809,473	—	99,089	13	34,188	—	—	10,254	12,326	1,288,553	2,253,896
Exchange differences	—	—	—	—	—	—	—	—	(6,566)	—	(6,566)
Exercise of share options	4,253	—	—	—	—	—	—	—	—	—	4,253
Shares issued as scrip dividends	(3,080)	—	—	—	—	—	—	—	—	—	(3,080)
Reserve arising on scrip dividends	—	—	—	—	—	—	—	—	—	39,081	39,081
Transfer of leasehold land to investment properties (HKAS 40)	—	—	—	—	—	—	—	—	—	22,230	22,230
Profit for the year	—	—	—	—	—	—	—	—	—	241,214	241,214
2003 final dividend	—	—	—	—	—	—	—	—	—	(39,643)	(39,643)
2004 interim dividend	—	—	—	—	—	—	—	—	—	(40,195)	(40,195)
At 31st December 2004	810,646	—	99,089	13	34,188	—	—	10,254	5,760	1,511,240	2,471,190
Retained by:											
Company and subsidiaries	810,646	—	99,089	13	34,188	—	—	10,254	4,429	1,287,814	2,246,433
Jointly controlled entities	—	—	—	—	—	—	—	—	1,324	202,417	203,741
Associated companies	—	—	—	—	—	—	—	—	7	21,009	21,016
	810,646	—	99,089	13	34,188	—	—	10,254	5,760	1,511,240	2,471,190

34. RESERVES (cont'd)

(b) Company

	Share premium	Share option reserve	Contributed surplus	Capital redemption reserve	Convertible bonds reserve	Revenue reserve	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 31st December 2004							
As previously reported	810,646	—	213,560	13	—	969,260	1,993,479
Opening adjustments							
Equity element of convertible bonds and related interest (HKAS 39)	—	—	—	—	192,037	—	192,037
As 1st January 2005, as restated	810,646	—	213,560	13	192,037	969,260	2,185,516
Exercise of share options	15,005	—	—	—	—	—	15,005
Conversion of convertible bonds, net of tax	742,341	—	—	—	(168,928)	—	573,413
Fair value of share options	—	2,383	—	—	—	—	2,383
Profit for the year	—	—	—	—	—	1,187,969	1,187,969
2004 final dividend	—	—	—	—	—	(89,858)	(89,858)
2005 interim dividend	—	—	—	—	—	(23,771)	(23,771)
2005 special interim dividend in specie	—	—	—	—	—	(1,040,337)	(1,040,337)
At 31st December 2005	**1,567,992**	**2,383**	**213,560**	**13**	**23,109**	**1,003,263**	**2,810,320**
At 31st December 2003	809,473	—	213,560	13	—	921,646	1,944,692
Premium on shares issued	4,253	—	—	—	—	—	4,253
Shares issued as scrip dividends	(3,080)	—	—	—	—	—	(3,080)
Reserve arising on scrip dividends	—	—	—	—	—	39,081	39,081
Profit for the year	—	—	—	—	—	88,371	88,371
2003 final dividend	—	—	—	—	—	(39,643)	(39,643)
2004 interim dividend	—	—	—	—	—	(40,195)	(40,195)
At 31st December 2004	810,646	—	213,560	13	—	969,260	1,993,479

The distributable reserves of the Company at 31st December 2005, under the Companies Act 1981 of Bermuda (as amended), amounted to HK$1,216,823,000 (2004: HK$1,182,820,000).

35. BORROWINGS

Group

	2005 HK$'000	2004 HK$'000
Long-term bank loans *(a)*		
Secured	**2,212,055**	1,874,622
Unsecured	**279,798**	744,736
	2,491,853	2,619,358
Convertible bonds *(b)*	**81,122**	864,260
Loans from minority shareholders *(c)*	**98,242**	98,015
	2,671,217	3,581,633
Short-term bank loans *(a)*		
Secured	**10,000**	—
Unsecured	**694,520**	36,133
	3,375,737	3,617,766
Current portion included in current liabilities	**(1,807,880)**	(844,542)
	1,567,857	2,773,224

The long-term bank loans are repayable within the following periods:

	2005 HK$'000	2004 HK$'000
Within one year	**1,103,360**	808,409
Between one to two years	**384,886**	636,537
Between two to five years	**1,003,607**	1,174,412
	2,491,853	2,619,358

(a) The carrying amounts of the long-term and short-term bank borrowings are approximate to their fair value based on prevailing market interest rate. The effective interest rate at the balance sheet date was approximately 4% (2004: 2%). Approximate 54% (2004: 67%) of the borrowings are denominated in Hong Kong dollars, the remaining are denominated in RMB, Singapore dollars and Japanese Yen.

(b) In March 2004, the Group issued an aggregate amount of HK$864,260,000 0.5% guaranteed convertible bonds due in March 2009. The bonds are listed on the Luxembourg Stock Exchange and are convertible into shares of the Company on or after 23rd April 2004 up to 8th March 2009. The initial conversion price was HK$2.25 per share, which was adjusted to HK$1.88 per share in November 2005 due to the payment of the special interim dividend in specie. The bonds are redeemable at 91.49% of their principal amount on 23rd March 2009 according to relevant terms and conditions of the bonds.

Until 31st December 2004, the convertible bonds were carried at face value. Upon adoption of HKAS 39 on 1st January 2005, the values attributed to the liability component and option component were determined on issue of the bonds. The fair value of the liability component was calculated using a market interest rate for an equivalent non-conversion option. The residual value on issue, representing the value of the conversion option component, is recognised separately as convertible bond reserve under equity. As at 31st December 2005, face value of convertible bonds amounted to HK$760,260,000 have been converted into 337,893,311 ordinary shares of the Company and the remaining convertible bonds not yet converted were carried at amortised cost.

The fair value of the liability component of the convertible bonds at 31st December 2005 amounted to HK$78 million. The fair value is calculated using the cash flows discounted at a rate based on the borrowing rate of 7%. Interest expense on the bonds is calculated using the effective interest method by applying the effective interest rate of 5.5% to the liability component.

(c) The carrying amounts of the loans from minority shareholders are approximate to their fair values based on prevailing market interest rates. The loans are unsecured and wholly repayable in 2007. The effective interest rate at the balance sheet date was approximately 5.76% (2004: 5.76%).

35. BORROWINGS (cont'd)

Company

	2005 HK$'000	2004 HK$'000
Long-term bank loans — unsecured	**225,000**	420,000
Short-term bank loans — unsecured	**468,000**	—
	693,000	420,000
Current portion included in current liabilities	**(493,000)**	(395,000)
	200,000	25,000

The long-term bank loans are repayable within the following periods:

	2005 HK$'000	2004 HK$'000
Within one year	**25,000**	395,000
Between one to two years	**200,000**	25,000
	225,000	420,000

36. DEFERRED TAXATION LIABILITIES

Group

	Tax losses HK$'000	Other provisions HK$'000	Accelerated depreciation allowance HK$'000	Fair value gains HK$'000	Convertible Bonds HK$'000	Other HK$'000	Total HK$'000
At 31st December 2004	(25,579)	(3,099)	40,181	—	—	66,872	78,375
Translation adjustment	—	(55)	—	—	—	1,152	1,097
Opening adjustment: restatement of equity	—	—	—	—	40,735	—	40,735
Conversion of convertible bonds	—	—	—	—	(35,834)	—	(35,834)
Deemed disposal of a subsidiary	25,579	—	(39,463)	—	—	—	(13,884)
Charged to profit and loss statement	—	2,042	—	125,341	—	12,392	139,775
At 31st December 2005	**—**	**(1,112)**	**718**	**125,341**	**4,901**	**80,416**	**210,264**
At 31st December 2003	(29,426)	(3,859)	44,607	—	—	74,004	85,326
Charged/(credited) to profit and loss statement	3,847	760	(4,426)	—	—	(7,132)	(6,951)
At 31st December 2004	(25,579)	(3,099)	40,181	—	—	66,872	78,375

Deferred taxation is calculated in full on temporary differences under the liability method using applicable tax rates prevailing in the countries in which the Group operates. Deferred taxation assets and liabilities are offset when there is a legal right to set off current taxation assets with current taxation liabilities and when the deferred taxation relates to the same authority. The above liabilities shown in the consolidated balance sheet are determined after appropriate offsetting of the relevant amounts. All deferred tax liabilities are expected to be settled after twelve months.

Deferred taxation assets of HK$93,985,000 (2004: HK$112,856,000) arising from unused tax losses and other temporary differences totaling of HK$429,783,000 (2004: HK$548,080,000) have not been recognised in the financial statements. Unused tax losses of HK$308,664,000 (2004: HK$416,344,000) have no expiry date and the balance will expire at various dates up to and including 2011.

36. DEFERRED TAXATION LIABILITIES (cont'd)

Company

	Convertible Bonds
	HK$'000
At 31st December 2004	—
Opening adjustment: Restatement of equity	40,735
Conversion of convertible bonds	(35,834)
At 31st December 2005	4,901

37. NEGATIVE GOODWILL

	2005	2004
	HK$'000	HK$'000
At beginning of year	**136**	2,663
Opening adjustment: Negative goodwill written off (HKFRS 3)	**(136)**	—
Accumulated amortisation	**—**	(2,527)
At end of year	**—**	136

38. PROVISIONS

Group

	Environment restoration	**Quarrying right**	**Total**
	HK$'000	HK$'000	**HK$'000**
At 31st December 2003	145,894	54,880	**200,774**
Charged to the profit and loss statement	11,580	12,820	**24,400**
Used during the year	(18,502)	(8,710)	**(27,212)**
At 31st December 2004	138,972	58,990	**197,962**
Charged to profit and loss statement	825	6,410	**7,235**
Used during the year	(9,276)	(4,360)	**(13,636)**
Deemed disposal of a subsidiary	(130,521)	(61,040)	**(191,561)**
At 31st December 2005	—	—	**—**

In 2004, the current portion of the provisions amounting to HK$17,089,000 was included under other creditor.

39. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating profit to cash used in operations

	2005	2004
	HK$'000	HK$'000
Operating profit	**33,562**	65,908
Depreciation	**2,996**	2,693
Amortisation of deferred expenditure	**—**	2,452
Amortisation of leasehold land and land use rights	**35,654**	35,356
Loss on disposal of an unlisted investment	**—**	7,800
Change in fair value of listed investments	**1,204**	(16,128)
Interest income	**(3,706)**	(7,719)
Interest capitalised on properties under development	**69,563**	42,816
Dividend income from a listed investment	**(1,592)**	(1,807)
Loss on sale of property, plant and equipment	**117**	97
Impairment of trade and other receivables	**20,553**	—
Provision for mortgage loans	**3,039**	—
Share options expenses	**2,383**	—
Negative goodwill arising from acquisition of a jointly controlled entity	**(19,991)**	—
Operating profit before working capital changes	**143,782**	131,468
Increase in development properties	**(881,711)**	(2,083,214)
(Increase)/decrease in debtors and prepayments	**(15,878)**	249,930
Decrease in mortgage loans receivable	**6,735**	174,332
Increase in creditors and accruals	**220,620**	201,859
Cash used in operations	**(526,452)**	(1,325,625)

39. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (cont'd)

(b) Analysis of changes in financing

	Share capital and share premium HK$'000	Minority interests HK$'000	Loans HK$'000	Total HK$'000
At 31st December 2004				
As previously reported	1,012,210	1,147,265	3,519,751	5,679,226
Reclassification (HKAS 1)	—	(401,957)	98,015	(303,942)
As restated, before prior year adjustments	1,012,210	745,308	3,617,766	5,375,284
Prior year adjustments				
Reversal of revaluation and amortisation for leasehold land (HKAS 17)	—	(3,366)	—	(3,366)
Increase in provisions (HKAS 16, 37 and HK(IFRIC)-Int 1)	—	(18,588)	—	(18,588)
As restated, before opening adjustments	1,012,210	723,354	3,617,766	5,353,330
Opening adjustments				
Negative goodwill written off (HKFRS 3)	—	46	—	46
At 1st January 2005, as restated	1,012,210	723,400	3,617,766	5,353,376
Change in exchange rates	—	5,838	226	6,064
Conversion of convertible bonds	776,131	—	(783,138)	(7,007)
Minority interests' share of profits	—	159,750	—	159,750
Deemed disposal of a subsidiary	—	(1,667,056)	(388,370)	(2,055,426)
Cash inflow from financing	17,443	1,134,036	929,253	2,080,732
At 31st December 2005	**1,805,784**	**355,968**	**3,375,737**	**5,537,489**
At 31st December 2003				
As previously reported	1,007,270	1,083,869	1,635,246	3,726,385
Reclassification (HKAS 1)	—	(460,164)	178,709	(281,455)
As restated, before prior year adjustments	1,007,270	623,705	1,813,955	3,444,930
Prior year adjustments				
Reversal of revaluation and amortisation for leasehold land (HKAS 17)	—	(11,077)	—	(11,077)
Increase in provisions (HKAS 16, 37 and HK(IFRIC)-Int 1)	—	(18,524)	—	(18,524)
At 1st January 2004, as restated	1,007,270	594,104	1,813,955	3,415,329
Change in exchange rates	—	742	—	742
Deemed partial disposal of a subsidiary	—	10,501	—	10,501
Minority interests' share of profits	—	21,157	—	21,157
Cash inflow from financing	4,940	96,850	1,803,811	1,905,601
At 31st December 2004	1,012,210	723,354	3,617,766	5,353,330

40. COMMITMENTS

Group

		2005	2004
		HK$'000	HK$'000
(a)	Contracted but not provided for		
	Commitments in respect of property developments	**1,655,263**	969,302
	Commitments in respect of capital expenditure	**—**	75,198

(b) Operating lease commitments

The future aggregate minimum lease rental expense in respect of land and buildings under non-cancellable operating leases is payable in the following periods:

	2005	2004
	HK$'000	HK$'000
First year	**2,388**	7,497
Second to fifth years inclusive	**—**	24,843
After fifth year	**—**	22,696
	2,388	55,036

41. OPERATING LEASE RENTAL RECEIVABLE

The future aggregate minimum lease rental income in respect of land and buildings under non-cancellable operating leases is receivable in the following periods:

Group

	2005	2004
	HK$'000	HK$'000
First year	**170,697**	68,883
Second to fifth years inclusive	**303,353**	165,595
After fifth year	**618**	21,720
	474,668	256,198

42. BUSINESS COMBINATIONS

(a) Acquisition of a jointly controlled entity

	Acquiree's carrying amount HK$'000	Fair value HK$'000
Non-current assets	183,074	209,183
Current assets	515,772	949,224
	698,846	1,158,407
Non-current liabilities	—	(2,721)
Current liabilities	(319,684)	(697,127)
	(319,684)	(699,848)
Net assets	379,162	458,559
Cash consideration		438,568
Negative goodwill		19,991

In April 2005, the Group acquired 41.5% equity interest in Shanghai Baoland Co., Ltd., a company principally engaged in property development and investment in Shanghai.

(b) Disposal of subsidiaries

	2005 HK$'000	2004 HK$'000
Net assets disposed		
Property, plant and equipment	**453,525**	—
Leasehold land and land use rights	**183,971**	—
Investment properties	**65,500**	—
Jointly controlled entities	**256,190**	—
Associated companies	**20,143**	—
Available-for-sale financial assets	**92,054**	—
Goodwill	**16,617**	—
Other non-current assets	**240,108**	—
Inventories	**94,047**	—
Debtors and prepayments	**762,202**	—
Tax recoverable	**1,145**	—
Other investments	**69,534**	—
Bank balances	**1,280,363**	—
Borrowings	**(140,970)**	—
Deferred tax liabilities	**(13,884)**	—
Provisions	**(191,561)**	—
Creditors and accruals	**(407,237)**	—
Current portion of borrowings	**(247,400)**	—
Tax payable	**(806)**	—
Minority interests	**(1,666,647)**	—
Net assets	**866,894**	—
Transfer to associated companies *(Note 23)*	**4,478,360**	—
Gain on deemed partial disposal	**3,611,466**	—

The above represents the deemed disposal of GEG as more fully described in note 1 above.

43. CONTINGENT LIABILITIES

The Company has executed guarantees in favour of banks and financial institutions in respect of facilities granted to certain subsidiaries amounting to HK$3,571,683,000 (2004: HK$3,844,074,000) of which HK$ 2,078,682,000 (2004: HK$1,903,793,000) have been utilised.

The Company has executed guarantees in favour of convertible bondholders in respect of the convertible bonds issued by a subsidiary amounting to HK$104,000,000 (2004: HK$864,260,000).

The Company has executed a guarantee in favour of the HKSAR Government in respect of the performance obligation of an investee company under a contract with the HKSAR Government.

44. RELATED PARTY TRANSACTIONS

The following is a summary of significant transactions between the Group and related parties, in addition to those disclosed elsewhere in the financial statements which in the opinion of the directors, were carried out in the normal course of business during the year:

(a) Rental income from an associated company (deemed as disposed following the deemed disposal of GEG) amounted to HK$5,602,000 (2004: HK$9,737,000) based on the terms of rental agreement between the parties.

(b) Sales of aggregates to an associated company (deemed as disposed following the deemed disposal of GEG) amounted to HK$10,634,000 (2004: HK$18,640,000). These were made at prices and terms no less than those charged to other third party customers of the Group.

(c) On 22nd July 2002, Brighten Lion Limited, formerly a 66% owned subsidiary, granted a guaranteed unsecured revolving loan facility of HK$330,000,000 to Great Place Developments Limited, a wholly-owned subsidiary. The facility carries interest at the rate of 2.38% per annum over three-month HIBOR, with a maturity of three years and an option to extend the maturity for further one or two years. There was no loan outstanding during the year (2004: Maximum HK$70,000,000).

(d) Key management personnel comprise Executive Directors of the Company. Their emoluments are set out as follows:

	2005	2004
	HK$'000	HK$'000
Fee	**754**	400
Salaries and other emoluments	**14,421**	14,568
Discretionary bonus	**941**	—
Retirement benefits	**1,125**	1,093
Share options	**620**	—
	17,861	16,061

(e) Rental income from an investee company amounted to HK$1,172,000 (2004: Nil) based on the terms of rental agreement between the parties.

45. POST BALANCE SHEET EVENTS

As at 30th March 2006, face value of HK$36,000,000 of the convertible bonds have been converted into 19.1 million ordinary shares of the Company at the conversion price of HK$1.88 per share.

46. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on 30th March 2006.

47. PRINCIPAL SUBSIDIARIES AND JOINTLY CONTROLLED ENTITIES

(a) Subsidiaries

Name of company	Principal place of operation	Issued share capital Number of ordinary shares	Par value per share	Effective percentage of equity held by the Group	Principal activities
Directly held by the Company					
Incorporated in the British Virgin Islands					
			US$		
Sutimar Enterprises Limited	Hong Kong	100	1	100	Investment holding
Indirectly held by the Company					
Incorporated in Hong Kong					
			HK$		
Bright City Development Limited	Hong Kong	2	1	100	Property development
Chely Well Limited	Hong Kong	1,000	1	65	Investment holding
Chinapex Company Limited	Singapore	1,000	10	100	Property investment and development
China Win Enterprise Limited	Hong Kong	5,000,000	1	100	Investment holding
Colour Day International Limited	Hong Kong	2	1	100	Investment holding
Full Wealth Limited	Hong Kong	2	1	100	Property development
Grand Spark Limited	Hong Kong	1	1	100	Property development and investment
Greenwell Investments Limited	Guangzhou	2	1	100	Investment holding and property development
Goldstar Power Limited	Hong Kong	1	1	100	Investment holding and property development
Hero Plaza Limited	Hong Kong	2	1	100	Property development
Kingrand Limited	Hong Kong	2	1	100	Property investment
K. Wah Management Services Limited	Hong Kong	100	100	100	Provision of management services
K. Wah Properties Investment Limited	Hong Kong	1,000	10	100	Investment holding
K. Wah Stones (Holdings) Limited	Hong Kong	439,463,724	0.2	100	Investment holding
Lucky Way Investment Limited	Hong Kong	2	1	100	Property development
Minter Limited	Hong Kong	2	1	100	Investment holding
Netrich Limited	Hong Kong	2	1	100	Property development
New Fine Limited	Hong Kong	1	1	100	Property development
Orient Profit Limited	Hong Kong	1	1	100	Property development
Origin World Limited	Hong Kong	2	1	100	Property investment
Perfect Development Limited	Hong Kong	2	1	100	Property development
Polynice Limited	Hong Kong	2	1	100	Provision of finance
Union Profits Limited	Hong Kong	2	1	100	Property development
Victory Way Limited	Hong Kong	9,901,000	1	99.9	Investment holding
Incorporated in Japan					
			Yen		
Asahi Kohatsu Corporation	Japan	240	50,000	75	Trading

47. PRINCIPAL SUBSIDIARIES AND JOINTLY CONTROLLED ENTITIES (cont'd)

(a) Subsidiaries (cont'd)

Name of company	Principal place of operation	Issued share capital Number of ordinary shares	Par value per share	Effective percentage of equity held by the Group	Principal activities
Incorporated in the British Virgin Islands					
			US$		
All Smart Profits Limited	Hong Kong	10	1	100	Investment holding
Amazing Enterprises Limited	Hong Kong	10	1	100	Investment holding
Bestfull Profits Limited	Hong Kong	10	1	100	Investment holding
Cyber Point Assets Limited	Hong Kong	10	1	100	Investment holding
Great Place Developments Limited	Hong Kong	10	1	100	Investment holding
K. Wah International Finance Limited	Hong Kong	10	1	100	Provision of finance
Leharne Properties Limited	Hong Kong	10	1	100	Investment holding
Ontrack Developments Limited	Hong Kong	10	1	100	Investment holding
Ragon Properties Ltd.	Hong Kong	10	1	100	Investment holding
Repton Developments Limited	Hong Kong	10	1	100	Investment holding
Select Vantage Profits Ltd.	Hong Kong	10	1	100	Investment holding
Top Ridge Management Limited	Singapore	10	1	100	Property investment
Incorporated in Mainland China					
Wholly-owned foreign enterprise		**Registered capital**			
廣州市嘉華花都置業有限公司	Guangzhou	HK$93,600,000		100	Property development
K. Wah (China) Investment Co., Ltd.	Shanghai	US$30,000,000		100	Investment holding
Shanghai Guoguang Real Estate Development Co., Ltd.	Shanghai	US$31,000,000		100	Property development
Cooperative joint venture					
Hui Cheng Real Estate Development Co. Ltd. Guangzhou	Guangzhou	HK$200,000,000		99.9	Property development
Shanghai Jia Zhao Real Estate Development Co., Ltd.	Shanghai	US$24,000,000		100	Property development
Yue Hua Real Estate Development Co. Ltd. Guangzhou	Guangzhou	HK$187,000,000		100	Property development
廣州東鏡泰豐房地產開發經營有限公司	Guangzhou	US$10,000,000		100	Property development
Equity joint venture					
Jia Hui Da Real Estate Development Co., Ltd. Shanghai	Shanghai	US$53,000,000		36	Property development and investment
Shanghai Jiagangcheng Real Estate Development Co., Ltd.	Shanghai	US$13,000,000		95	Property development
Shanghai Jiashen Real Estate Development Co., Ltd.	Shanghai	US$38,000,000		99	Property development

(b) Jointly Controlled Entities

Name of company	Principal place of operation	Issued share capital Number of ordinary shares	Par value per share	Effective percentage of equity held by the Group	Principal activities
Incorporated in Hong Kong					
			HK$		
Anglers' Bay Property Management Company Limited	Hong Kong	2	1	50	Property management
Golden Famous International Limited	Hong Kong	2	1	25	Property development
Prime Force Limited	Hong Kong	2	1	50	Property development
Top Falcon Limited	Hong Kong	2	1	50	Provision of finance
Incorporated in Mainland China		**Registered capital**			
Shanghai Baoland Co., Ltd.	Shanghai	RMB717,674,797		41.5	Property development

	Type of Property	Gross Floor Area sq. metres	Group's Interest %	Lease Term	Stage of Completion	Estimated Completion Date
INVESTMENT AND OTHER PROPERTIES						
Singapore						
San Centre, 171 to 187 Chin Swee Road, Singapore *(Note)*	Office	5,747	100	2068	Completed	Existing
Hong Kong						
K. Wah Centre, 28th, 29th and 30th Floors, 191 Java Road, North Point	Office	2,926	100	2106	Completed	Existing
Skyline Commercial Centre, 71, 73, 75 & 77 Wing Lok Street, Sheung Wan	Office/ Commercial	3,894	100	2841	Completed	Existing
Mainland China						
Shanghai K. Wah Centre, Lot No. 26, Street No. 6, Huaihai Zhong Road, Xuhui District, Shanghai	Office	72,000	35.75	2047	Completed	Existing
Parkview Place/Parkview Centre, 148 Dongfeng Road West, Guangzhou City Phase 1	Commercial	3,527	100	2033	Completed	Existing

Note: Floor area of 1,964 sq. metres of San Centre is held for sale.

	Type of Property	Gross Floor Area sq. metres	Group's Interest %	Lease Term	Stage of Completion	Estimated Completion Date
DEVELOPMENT PROPERTIES						
Hong Kong						
Kingsfield Centre, 18–20 Shell Street, North Point,	Office	1,873	100	2069	Completed	Existing
Anglers' Bay 18A Castle Peak Road, Tsing Lung Tau	Residential	492	50	2050	Completed	Existing
Tung Lo Wan Hill Road, Sha Tin Town Lot 510, Sha Tin	Residential	24,227	100	2054	Construction	2007
Mainland China						
Songbolang Cun, Dongjing Cun, Xinhua Zhen, Hua Dou City, Guangdong	Mix Use	1,147,000	100	2034 to 2068	Planning	2008 and beyond
花都置業地塊新華鎮清布村迎賓大道北	Residential/ Commercial/ Office	267,560	100	2039 to 2069	Planning	2008 and beyond
Lot A&B, No. 68 Jianguo Xi Road, Xuhui District, Shanghai	Residential	140,000	100	2065	Demolition and relocation	2008
Plot Phase III of Yanjiazhai Jingan District, Shanghai	Residential	100,000	99	2072	Demolition and relocation	2008
Lot No. 701 Guangzhong Road, Zhabei District, Shanghai	Residential	380,000	100	2073	Construction	2007 (Phase 1)

目錄

02 企業使命
03 公司簡介
04 大事紀要與主要獎項
06 主席報告
08 企業管治報告書
14 管理層之討論及分析
36 五年賬目摘要
38 投資者關係
39 良好企業公民
40 公司資料
41 董事及高層管理人員
43 董事會報告書
53 核數師報告書
54 綜合損益表
55 綜合資產負債表
56 公司資產負債表
57 綜合現金流量表
58 綜合權益變動表
59 財務報表附註
107 集團主要物業

企業使命

本公司秉承以客為本及追求卓越之精神，

不斷透過研究、設計及具競爭力的價格，

恪守不屈不撓、群策群力及具遠見之經營

理念，為客戶提供優質產品及服務，

並為股東帶來理想投資回報。

公司簡介

嘉華國際集團有限公司（香港上市股份代號0173）於1987*年在香港上市，多年以來在上海、廣州和香港發展多項高質素物業，並在中國內地、香港和東南亞投資多項出租物業。集團旗下的嘉御山及上海嘉華中心便是兩項最新發展的物業。嘉華國際於2005年正式進駐澳門，透過持有銀河娛樂集團有限公司（香港上市股份代號0027）18.7%權益，涉足這個全球發展最神速的娛樂休閒城市。集團透過持有銀河娛樂集團權益，為股東投資於發展蓬勃的澳門市場提供一個理想渠道。

優質發展商品牌

嘉華國際的產品糅合設計、質素、功能與服務於一身，為現代生活注入新概念。集團秉承一貫堅持物超所值、不斷創新的理念，為客戶提供最優質的產品。嘉華國際所發展的物業以精品路線為主。集團的成就獲得國際性評級機構認同，在2006年初，嘉華便憑藉優質的產品和服務質素獲頒發「Business Superbrands」。

擁有龐大而低成本的土地儲備

早於90年代初，嘉華國際已率先拓展內地房地產發展，成為最早進軍內地市場的香港企業。集團更早著先機，在上海和廣州累積大量低成本的優質土地，為集團日後在這些龍頭城市發展奠下穩固基礎。嘉華國際將繼續以發展內地房地產為其主要業務增長來源。

** 嘉華石業（集團）有限公司於1987年上市。*


宝钢 嘉华
三菱 東急
上海宝地置业有限责任公司合资协议签字仪式

06/02/2005

嘉華國際與上海寶鋼集團公司、三菱商事株式會社及東急不動產株式會社組成策略性伙伴，成立**合資公司上海寶地置業有限公司**，以進一步拓展中國內地的房地產業務。



23/04/2005

上海嘉華中心正式開幕，集團邀得原法國總理拉法蘭（右）及著名法國藝術家 Richard Texier（左）與集團主席呂志和博士一同主持開幕儀式。





19/07/2005

集團旗下的嘉華建材（現稱銀河娛樂）成功**收購銀河娛樂場股份有限公司**。此舉為嘉華國際年內的一大突破，更為股東、銀河娛樂、嘉華國際及銀河娛樂場締造四贏局面。




ACQUISITION OF GALAXY CASINO S.A.
WAH CONSTRUCTION MATERIALS LIM
PRESS CONFERENCE






GREAT HILL 嘉御山
沙田南半山・望族大宅

03/10/2005

集團以旗下豪宅樓盤「嘉御山」之名，贊助著名歌劇「杜蘭朵」，作為**「嘉御山」主要市場推廣活動**之一。


Celebrating 50
K. WAH GROUP
嘉華集團





14/11/2005

嘉華集團 50 週年大型慶祝酒會，邀得特首曾蔭權及中聯辦副主任王鳳超親臨，與集團主席呂志和博士一同主禮，與過千貴賓同慶金禧。




AWARDED
BUSINESS
Superbrands
HONG KONG
2006

07/03/2006

嘉華憑藉多年來致力發展高質素住宅項目，於2006年榮膺 Business Superbrands，成為首家獲此殊榮的香港物業發展公司。



發揮業務潛能
創造豐厚價值

主席
呂志和博士
金紫荊勳賢, MBE, 太平紳士, LLD, DSSc

各位股東：

二零零五年是嘉華集團的金禧年。作為嘉華集團主要成員公司的嘉華國際集團有限公司（「嘉華國際」或「集團」），亦在這個值得慶賀的一年，為股東創造價值，本人在此欣然提呈本年度的報告。

於二零零五年，嘉華國際最重大的企業併購活動，莫過於決定將銀河(Galaxy Casino, S.A.) 博彩資產注入主要附屬公司－嘉華建材有限公司(「嘉華建材」)，使之成為香港歷史上第一家持有娛樂牌照的博彩企業，並正式通過將嘉華建材易名銀河娛樂集團有限公司(「銀河娛樂」)。

作為嘉華建材大股東，嘉華國際此項重大企業併購的成功，不但是開創先河之舉，更進一步釋放集團的資產價值，令集團在二零零五年取得龐大收益。

隨著銀河娛樂的上市，它將成為集團未來的重要投資。兩家公司的業務定位非常清晰，嘉華國際將繼續以香港及中國內地房地產發展與投資業務為重點。

現時全球經濟均以大中華為焦點，切合集團多年來的策略性部署。二零零五年，中國的國內生產總值增至人民幣 18.23 萬億

元，增幅為 9.9%，出口額攀升 28.4% 至 7,620 億美元。在這強勢增長下，中國近20年來經濟改革的成果漸顯，民間財富已逐步積累。因此，釋出民間財富，是大勢所趨。

人民收入上升，趨向於自置物業，必會帶來龐大住屋需求。集團迄今已在上海和廣州積累超過200萬平方米的土地儲備。建於上海的嘉華中心，點出了集團進駐上海之重要性，標誌著集團在內地最令人振奮之發展。

集團雖然在內地主要城市及海外都有發展，但香港仍然是集團的核心基地。去年，香港整體樓價上升將近７％，預料二零零六年香港樓價可以穩步上揚。其中，息口可能見頂、香港新增家庭數目上升、失業率下跌等都是利好因素，有助於加強置業者對市場的信心。

集團將會把握香港市況轉佳的良好勢頭，繼續拓展業務，紮根香港，放眼中國。踏入二零零六年，集團有兩個豪宅項目陸續推出樓花預售，其中，位於沙田南半山的嘉御山項目自二零零六年三月初推售以來，市場反應非常熱烈；另外，灣仔莊士敦道住宅發展項目，亦正進入最後籌備階段，本人深信兩項目的成績會符合預期，並可為股東創造理想的投資回報。

集團在高檔房地產市場素有優質發展商之譽，贏取眾多殊榮；最近，憑藉嘉華集團員工上下一心，群策群力，於二零零六年三月獲頒「Business Superbrands」，成為香港首間獲得國際評級機構嘉許的地產企業。此獎項亦代表嘉華無論在公司規模、市場定位、管理、物業質素等各方面，均達至國際水平。

本人在去年年報中，強調人才是集團邁步向前的主要動力來源。如今，集團在內地各主要城市如上海、廣州、香港、澳門和新加坡等地已建立龐大的業務網絡；如何有效地匯集資訊、分享管理經驗、發揮協同效益，以及為日後之業務發展作出最佳部署，無不與員工的素質息息相關。

本人慶幸擁有一批資深而忠誠的管理層和員工，盡心為集團效力。未來，集團將投放更多資源於人力資源，進一步加強集團的環球競爭能力，以期與國際性企業並駕齊驅。

本人謹藉此機會，對全體董事及員工在集團事業上所發揮的專業、幹勁和毅力，致以深厚謝忱。

主 席
呂志和
二零零六年三月三十日



早於二零零零年，企業管治一直為本公司核心企業價值的一部分。為提高透明度，讓股東對本公司有充分的了解，過去數年，本公司已發展一套健全的企業管治及披露常規，作為本公司企業文化的一部分。增加透明度及良好企業管治乃集團業務發展方針。

董事會及董事會常規

本集團管理架構是以主席領導的董事會為首，其目標是持續不斷為股東創造價值。

主席負責領導董事會並監督董事會，使其得以有效發揮功能。在董事總經理及公司秘書的支援下，主席批准董事會議程，並確保妥善向董事作出簡報，且及時就一切有關董事會的事宜向董事發放充足可靠的資料。

主席與董事總經理的職務明確劃分，職務由不同人士分別擔任。董事總經理負責領導管理層，專門負責本集團的日常營運。

董事會在主席領導下為本集團制定策略及政策，批准管理層所呈交的年度預算及業務計劃以達成策略性目標、評核表現及監督管理層。董事會負責作出策略性決定及董事會政策決定，工作的細節交由主席領導下的執行董事會負責，執行工作則由董事總經理全權處理。

董事會由六名執行董事（包括主席及董事總經理）及七名非執行董事（其中五名為獨立非執行董事）組成。董事之個人資料載於本年報第41至42頁。非執行董事並無參與本公司日常業務管理，但會提出富建設性的質詢，以協助發展的本集團業務。非執行董事的任期為三年。

鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生已各自就其獨立性向本公司發出確認函。董事會認為，上述所有董事均符合上市規則第3.13條有關獨立性的指引。其中一名獨立非執行董事具備合適的會計專業資格，其餘則擁有合適的業務技能及財務管理經驗。

根據本公司的公司細則及企業管治常規，許淇安先生及羅志聰先生（兩名執行董事），以及鍾逸傑爵士及李東海博士（兩名獨立非執行董事）將於本公司應屆股東週年大會上輪值告退，惟可分別膺選連任執行董事及獨立非執行董事。所有建議重選的董事概無與本公司訂立須給予逾一年通知或須支付等同一年以上酬金賠償，公司方可終止合約的服務合約（法定賠償除外）。

董事會在主席領導下定期檢討董事會的繼任及提名政策，確保董事會具備專業知識、技能及經驗均衡，以配合本集團的業務及長期發展。選拔和推薦候選人的準則包括彼等在特定範疇所具備的經驗和技能，以及對本集團業務及集團活動的了解及熟悉程度。

本公司為新委任董事制定一套全面的就任須知。此外，本公司亦定期向董事通函最新監管當局對上市公司指引及操守要求，並就本公司的業務活動所承擔的風險，為董事及高級職員投保。

董事會為例會制定時間表，每年最少召開四次會議，約每季一次，以鼓勵眾董事出席。公司秘書於會議舉行前最少三天向董事會傳閱議程及有關文件，而合資格會計師及公司秘書亦會出席董事會會議，負責回應其中的諮詢並在會議上協助董事。公司秘書保存並向全體董事傳閱董事會會議紀錄副本。所有董事可及時取得一切有關資料，並有權在需要時諮詢獨立的專業意見。董事會與會期間，管理層會向執行董事提供有關本集團業務活動及發展的最新資料。董事會於二零零五年舉行了四次會議，平均出席率為79%。

二零零五年董事於董事會會議及本公司其他會議的出席情況

會議次數	董事會會議 (4)	審核委員會 (2)	股東週年／特別大會 (2)	非正式董事委員會 (5)	獨立董事委員會 (1)
執行董事					
呂志和（主席）[1]	2/4	不適用	0/2	不適用	不適用
呂耀東（董事總經理）[2]	4/4	不適用	2/2	不適用	不適用
倫贊球（副董事總經理）	4/4	不適用	2/2	5/5	不適用
許淇安	4/4	不適用	2/2	5/5	參與者
羅志聰	4/4	不適用	2/2	參與者	參與者
鄧呂慧瑜[3]	4/4	不適用	2/2	不適用	不適用
非執行董事					
梁文建[4]	4/4	1/1	2/2	2/5	不適用
黃乾亨[5]	2/4	0/1	0/2	不適用	不適用
獨立非執行董事					
鍾逸傑爵士	3/4	不適用	1/2	不適用	1/1
吳樹熾[6]	不適用	不適用	不適用	不適用	不適用
李東海	3/4	不適用	2/2	不適用	1/1
陳有慶	0/4	不適用	1/2	不適用	1/1
張惠彬	4/4	2/2	2/2	不適用	不適用
廖樂柏	3/4	2/2	1/2	不適用	1/1
共計	**41/52**	**5/6**	**19/26**	**12/15**	**4/4**
平均出席率	**79%**	**83%**	**73%**	**80%**	**100%**

1 呂志和博士為呂耀東先生及鄧呂慧瑜女士之父。
2 呂耀東先生為呂志和博士之子，並為鄧呂慧瑜女士之胞弟。
3 鄧呂慧瑜女士為呂志和博士之女，並為呂耀東先生之胞姊。
4 梁文建先生於二零零五年三月三日獲委任為審核委員會成員。
5 黃乾亨博士於二零零五年三月三日辭任審核委員會成員。
6 吳樹熾博士於二零零五年一月九日辭世。

參與者： 毋須出席但有參與會議。

證券交易的標準守則

董事會已採納一套符合上市規則附錄十的守則作為董事及其關連人士買賣本公司證券的交易守則（「**標準守則**」）。經作出特別查詢後，各董事確認全年一直遵守標準守則。

除董事會報告書所披露的關連交易及持續關連交易外，年內或於結算日，概無董事在與本公司或其任何附屬公司訂立的重大合約中直接或間接擁有重大權益。

此外，本公司就其若干僱員的本公司證券買賣，已採納不比標準守則寬鬆的書面指引。

董事對財務報表的責任

董事知悉彼等有責任編製能真實公平反映本集團業績、表現及財務狀況的各財務年度之財務報表。經作出適當查詢後，董事認為本集團具備充足資源，可在可見將來持續經營業務。有鑒於此，本集團按持續經營基準編製其財務報表實屬恰當。董事在合資格會計師監督的財務部門協助下，確保本集團根據適用的會計準則及法律規定，及時編製及刊發財務報表。董事對財務報表的責任應與第53頁所載的核數師報告書一併閱讀，惟須區分當中差異，核數師報告書載有外聘核數師的申報責任。

董事委員會

董事會轄下設有執行董事會、審核委員會及薪酬委員會。審核委員會及薪酬委員會的具體職權範圍與上市規則附錄十四的強制性規定（「**守則條文**」）所要求者相符。


主席
董事會
審核委員會
成員：
張惠彬博士（委員會主席）
梁文建先生
廖樂柏先生
執行董事會
成員：
• 呂志和博士（主席）
• 呂耀東先生（董事總經理）
• 倫贊球先生
• 許淇安先生
• 羅志聰先生
• 鄧呂慧瑜女士
薪酬委員會
成員：
許淇安先生（委員會主席）
張惠彬博士
廖樂柏先生

執行董事會

董事會就授予執行董事會的權力定有清晰的書面指引。指引規定董事會就年度預算及賬目、股息、股本、衍生交易、關連交易、須經股東批准的交易以及若干超出預定限額的財務、收購、出售及經營業務等事皆保留最終權力。

執行董事會定期舉行會議，在董事會直接權力下以一般管理委員會的模式運作。在董事會授予的權力範圍下，執行董事會監督本集團一切日常事務及進度，推行董事會所制定策略、監察本集團的投資及交易表現、資金及融資需求以及檢討管理層表現。執行董事會透過主席向董事會滙報，倘若主席不在香港，則透過董事總經理向董事會滙報。執行董事會在董事總經理的領導下，將日常行政工作細目分派予其成員，委派他們負責特定的經營任務。

審核委員會

本公司早於一九九九年已成立審核委員會，作為企業管治當中一部分。審核委員會須向董事會負責，並協助董事會確保本公司具一套有效之財務申報以及內部監控及符合上市監管規定的有效制度。

審核委員會由兩名獨立非執行董事(張惠彬博士(委員會主席)及廖樂柏先生)以及一名非執行董事(梁文建先生)組成，彼等均具備會計專業技能及其他與其職責有關的業務經驗。

審核委員會的職責及權力載於書面職權範圍，當中規定審核委員會須監督與本公司外聘核數師(目前為羅兵咸永道會計師事務所(「**羅兵咸永道**」))之間的關係，審閱本集團中期業績及全年財務報表，並根據守則條文規定檢討本集團財務申報及內部監控系統的範疇、範圍及有效性。審核委員會可直接與高級管理層及羅兵咸永道溝通，並在需要時委聘其他專業顧問。董事會已於二零零五年九月十四日修訂審核委員會的職權範圍，使其職權範圍符合守則條文的規定。股東可向本公司隨時索閱有關審核委員會的職權範圍(修訂版)。

審核委員會每年須最少兩次向董事會滙報其活動。審核委員會於二零零五年度曾召開兩次會議，第一次會議是二零零五年二月，乃為審閱本集團二零零四年終期業績及經審核財務報表，審閱後呈交董事會；第二次會議是二零零五年九月，會上審閱本集團二零零五年中期業績及未經審核財務報表，審閱後呈交董事會。此外，審核委員會亦已考慮羅兵咸永道對本集團二零零五年中期業績作出的獨立審閱範圍及結果以及對本集團綜合財務報表進行的年度審核所作出之報告。二零零五年度，審核委員會成員的平均會議出席率為83%。羅兵咸永道之代表、合資格會計師及公司秘書出席會議，協助解答委員會成員所提出的任何諮詢。公司秘書為審核委員會之秘書，協助處理議程文件、會後通函成員傳閱並保存委員會會議紀錄。

審核委員會已與管理層審閱本集團的內部監控及風險管理系統。自二零零六年起，為遵照守則條文在此方面的規定，審核委員會將會協助董事會檢討及評核本集團內部監控及風險評估過程以及本集團管理業務及監控風險之方式，並就此向董事會作出建議，在董事會批准本公司的年度綜合財務報表前以供備考。

本集團對外聘核數師的政策乃確保本公司在符合成本效益的前提下，受惠於其核數師所積累的知識及經驗，同時亦須確保核數師保持所需程度的獨立性及客觀性。每年，委員會須就續聘外聘核數師及檢討其核數服務費用提出建議。

過去兩個年度向羅兵咸永道支付的酬金已於二零零五年財務報表附註第9項披露。二零零六年三月舉行會議進行檢討時，審核委員會信納羅兵咸永道的獨立性及客觀性，以及其審核過程的效率，故此，審核委員會已建議董事會於應屆股東週年大會上，續聘羅兵咸永道為本公司之核數師。

薪酬委員會

薪酬委員會於二零零五年十二月成立，由三名成員組成，其中兩名為獨立非執行董事(張惠彬博士及廖樂柏先生)，委員會主席由許淇安先生(執行董事)擔任。本公司已向股東提供薪酬委員會的職權範圍。

薪酬委員會以協助董事會招攬、挽留傑出能幹的頂尖人才及激發其士氣為目標，對本集團業務中發展、制定及執行策略實屬不可或缺。薪酬委員會協助發展及管理一套公平而透明度高的程序，以便制定本集團董事及高級管理層的薪酬政策。概無董事參與釐定其本身的薪酬水平。

薪酬委員會的職權範圍規定薪酬委員會每年最少舉行一次會議，有需要時亦會於年內舉行臨時會議，討論與薪酬相關的事宜。薪酬委員會須於每次會議後，向董事會滙報其建議。公司秘書身兼薪酬委員會秘書，負責籌辦會議及編製會議所需的文件。

薪酬委員會未成立之前，董事會於二零零五年舉行了兩次會議，藉以討論以下的薪酬相關事宜：(i)於二零零五年三月，將截至二零零四年十二月三十一日止年度的董事袍金由港幣50,000元增加至港幣80,000元，而董事出任審核委員會成員袍金則由港幣20,000元增加至港幣80,000元，以反映近年企業管治規定的發展，導致董事的職責及工作量增加；及(ii)於二零零五年九月，向董事及合資格僱員授予股份認股權，以肯定他們的理想表現及挽留重要人才。

薪酬委員會於二零零六年三月二十四日召開會議，全體成員均有出席。委員會在本集團人力資源部門主管的協助下，除檢討執行董事的個人表現及本集團的盈利能力外，亦檢討了相關的薪酬數據及市況。薪酬委員會察覺，執行董事直接對本集團負責，並履行本集團業務中的大部分主要職能，故此高級管理層在應用於本集團應只包括執行董事。有關本集團於二零零五年財政年度之董事酬金及五名最高薪僱員的詳情，載於本公司二零零五年財務報表附註第11及12項。

董事會接納由薪酬委員會建議之袍金，並將提呈股東於二零零六年股東週年大會上批准通過。

與股東進行溝通

本集團一向重視與股東溝通。每年公佈業績之時，本公司均向投資界別作出簡報，而執行董事亦定期與機構投資者進行對話。本公司除向股東發出年報、中期報告、通函及通告外，亦會適時將該等詳盡之資料同時登載於聯交所及本公司自

設的網站以供股東在線參閱。本公司一名執行董事專責投資者關係事宜。本公司會詳盡並及時處理股東、投資者及個別人士就有關其持股狀況及本公司業務的查詢。

本公司鼓勵全體股東出席股東週年大會以及所有其他股東會議，藉以商討進展。主席及董事在會議上解答股東對本集團業務的提問。而股東週年大會上提呈的所有實質決議案將按照上市規則的要求，由本公司之香港股份過戶登記分處進行的投票方式表決，有關投票結果將於報章刊登。在盡可能情況下，主席(及任何股東大會主席)均確保本公司在向股東發出的所有通函內，全面載列股東要求以投票方式表決的程序及權利，而本公司所有股東大會均會全面遵守上市規則第13.39(3)及(4)條的規定。

遵守附錄十四

二零零五年中期報告載有一項偏離守則條文的情況。關於偏離守則條文第E.1.2，是次二零零五年四月二十八日舉行的本公司股東週年大會，主席因有其他突發事務，未能出席。至於偏離守則條文第A.4.2，董事會認為該守則條文的精神已充分得到體現，故目前毋須考慮修改公司細則第189(viii)條。董事會檢討情況後知悉，實際上超過三分一董事確實每三年輪值告退一次(主席及董事總經理的情況除外)。另外，董事會亦認為強制性要求主席及董事總經理每三年輪值告退對本集團不利，因為他們均具備對本集團遍及多個地區的業務之深遠知識，加上彼等的領導才能及遠見，對本集團貢獻良多，實屬本公司資產。董事會確認將繼續應用此常規，本公司憑藉強大、多元化及具代表性的董事會(其中超過半數成員為非執行董事，接近40%為獨立非執行董事)，此舉董事會認為實可平衡任何固守職位的風險。除此之外，於本二零零五年年報所涵蓋的會計年度，本公司已遵守全部守則條文。

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銀河娛樂集團計劃於2006年第四季落成的旗艦項目
—星際酒店及娛樂場，將成為澳門最高的酒店



銀河路氹城大型娛樂渡假中心
預定於2008年開業，
提供一站式博彩、娛樂、
購物和餐飲設施





銀河娛樂員工齊齊參與
澳門公益金百萬行


公益金百萬行2004
Marcha de Caridade
銀河娛樂





業務檢討

二零零五年見證著銀河娛樂成功收購銀河娛樂場之88.1%有投票權股份(附有97.9%經濟權益)(「收購」)。收購完成後,銀河娛樂不再是本公司之附屬公司。於二零零五年九月,本公司決議以每持有十股本公司股份獲派一股銀河娛樂股份的基準派發特別中期股息。派發特別中期股息後,銀河娛樂之業績不再以權益會計法在綜合財務報表中入賬。

二零零五年度股東應佔溢利比上年度重列數額增加港幣3,403,000,000元至港幣3,644,000,000元(增加1,411%)。每股盈利由上年度港幣0.12元增至本年度港幣1.58元。主要原因是本集團所佔銀河娛樂之營運業績(停止入賬前)加上銀河娛樂以先舊後新形式,以每股港幣8元發行予投資者146,000,000新股及按協定價港幣8元,發行1,840,519,798新股進行收購銀河娛樂場而產生之被視作出售溢利,共約港幣35億元。

集團二零零五年度之營業額減至港幣289,000,000元,比上年度重列之營業額減少31%。集團本年度物業發展分部之營業額比二零零四年度減少。然而,物業租賃之營業額及溢利上升,令本年度毛利比上年度增加。

此乃本集團採納新訂香港財務報告準則後首份年度財務報告。除若干呈列方式有變連同比較數字作出調整外,該等會計政策之變動並無對所檢討之賬目形成任何重大影響。然而,該等變動可能會對本集團日後之營運尤其為發展物業之收益確認構成若干影響。

集團截至二零零五年十二月三十一日止年度之持續經營業務分部分析詳列如下:

按部門

	地產 港幣千元	貿易 港幣千元	未經分類 港幣千元	總數 港幣千元
營業額	226,330	62,977	—	289,307
銷售成本	(102,786)	(55,360)	—	(158,146)
	123,544	7,617	—	131,161
其他收益	2,609	8	2,681	5,298
其他營運收入	53,637	162	447	54,246
行政費用	(71,202)	(7,166)	(13,534)	(91,902)
其他營運費用	(62,155)	(69)	(3,017)	(65,241)
經營溢利／(虧損)	46,433	552	(13,423)	33,562

按部門之營業額分析

	2005 港幣千元	2004 港幣千元
A 地產	**226,330**	356,671
B 貿易	**62,977**	61,586
	289,307	418,257


B(21.8%)
A(78.2%)
2005


B(14.7%)
A(85.3%)
2004

按部門之資產總額分析

	2005 港幣千元	2004 港幣千元
A 地產	**5,955,417**	4,504,428
B 建築材料	**2,690,556**	1,547,260
C 貿易	**10,659**	9,498
D 中央服務	**136,537**	171,382
E 現金及銀行結餘	**255,206**	781,306
	9,048,375	7,013,874


D(1.5%)
E(2.9%)
C(0.1%)
A(65.8%)
B(29.7%)
2005


E(11.1%)
D(2.5%)
C(0.1%)
A(64.2%)
B(22.1%)
2004

按地區分佈

	香港 港幣千元	中國內地 港幣千元	新加坡 港幣千元	日本 港幣千元	總數 港幣千元
營業額	129,115	88,275	8,940	62,977	289,307
銷售成本	(63,694)	(35,596)	(3,496)	(55,360)	(158,146)
	65,421	52,679	5,444	7,617	131,161
其他收益	4,595	682	13	8	5,298
其他營運收入	1,936	53,784	(1,636)	162	54,246
行政費用	(51,831)	(31,103)	(1,802)	(7,166)	(91,902)
其他營運費用	(28,883)	(36,287)	(2)	(69)	(65,241)
經營(虧損)／溢利	(8,762)	39,755	2,017	552	33,562

按地區分佈之營業額分析

	2005 港幣千元	2004 港幣千元
A 香港	**129,115**	271,591
B 中國內地	**88,275**	75,890
C 新加坡	**8,940**	9,190
D 日本	**62,977**	61,586
	289,307	418,257


D(21.8%)
A(44.6%)
C(3.1%)
2005
B(30.5%)
D(14.7%)
A(64.9%)
C(2.2%)
2004
B(18.2%)

按地區分佈之資產總額分析

	2005 港幣千元	2004 港幣千元
A 香港	**4,745,909**	2,964,374
B 中國內地	**4,126,776**	3,871,412
C 新加坡	**162,374**	166,075
D 日本	**13,316**	12,013
	9,048,375	7,013,874


C(1.8%)
D(0.1%)
A(52.5%)
B(45.6%)
2005
C(2.3%)
D(0.2%)
A(42.3%)
2004
B(55.2%)

業務回顧

本集團與銀河娛樂分開發展，業務目標更見清晰，兩公司的管理層更能專心發展各自的核心實力。本集團的核心業務為物業發展及物業投資，並以香港和中國內地(「中國」)為主要發展市場。本集團致力建立優質發展商品牌，冀在建築設計、實用功能、高級設施和以客為先的售後服務各方面，達到卓越表現。

香港

二零零五年香港地產市道受加息影響。香港的房產價格於二零零五年第二季進入整固期，去年其他發展商亦減少推出物業項目預售。本集團在銷售策劃上作出相應調整。因此，我們於二零零五年內出售的物業項目較往年減少。然而，香港二零零五年之寫字樓租務市場有不俗表現，本集團旗下投資物業之出租率理想。

(甲) *目前主要發展物業*

(i) *銅鑼灣山路嘉御山(佔100%權益)*

此為面積約11,000平方米之地盤，其總樓面面積約24,000平方米，發展為低密度住宅項目。此項目之114個多層單位及8間獨立屋已於2006年3月開始預售。建築工程正在順利進行，預計整體發展將於2007年完成。

(ii) *灣仔莊士敦道內地段8997*

此項目由市區重建局(「市建局」)及本集團共同發展。地盤面積約2,000平方米，其總樓面面積約19,000平方米。建築工程正在進行，預計該項目於2007年完成。

(乙) *其他之主要物業(佔100%權益)*

(i) *上環永樂街嘉滙商業中心*

此乃樓高24層之商業大廈，包括寫字樓及地舖，樓面面積約3,900平方米。現持有作長線投資用途。此物業近乎全部租出，為集團帶來穩定之租金收益。

(ii) *北角蜆殼街嘉昌商業中心*

此物業為一幢樓高26層之商業大廈，辦公室面積約1,900平方米，持有作出售用途。此物業現正出租收取租金，出租情況理想。

中國內地物業

二零零五年中國地產市道受中央政府的宏觀調控措施影響，樓價出現調整。本集團旗下位於上海的慧芝湖花園豪宅項目暫緩樓花預售，以迴避市況下調的影響，造成了二零零五財政年度物業發展業務預售部分跌幅。

(甲) *目前主要發展物業*
(總樓面面積約為2,000,000平方米)

(i) *上海慧芝湖，大寧國際社區廣中路701號地塊(佔100%權益)*

此項目總樓面面積約380,000平方米。設計概念取材於美國洛杉磯的 Westwood 社區，此項目設計高尚，配套完善。上海慧芝湖分為三期發展，第一期總樓面面積約140,000平方米，已於2005年年中推出預售，預計於2007

年4月交付使用。其餘兩期，總樓面面積分別約為140,000平方米及100,000平方米，建築工程預計於2006年及2007年相繼展開。

(ii) *上海徐滙區建國西路68號A, B地塊(佔100%權益)*

此項目為上海徐滙區舊城改造最後大型地塊之一，位處於上海傳統的高尚住宅區地段。為彰顯地段的歷史價值及體現罕有的市中心位置，集團計劃將項目發展為極具標誌性及富有濃厚法國色彩的高尚住宅區。其總樓面面積約140,000平方米。拆遷工程正在進行中，預計建築工程在2006年度展開。

(iii) *上海靜安區嚴家宅三期地塊(佔99%權益)*

此項目位於靜安區烏魯木齊路，鄰近繁華的南京西路商業中心區。集團將興建總樓面面積約100,000平方米之優質住宅樓宇。由於該地塊由東向西伸延約450米，設計上能達到戶戶朝南，保證每戶均面向南京西路商業區及遠眺延安高架，繁華景象盡收眼簾。拆遷工程正進行中，建築工程預計於2006年開始。

(iv) *廣州市花都區新華鎮(佔99.99%權益)*

本集團於花都區新華鎮持有兩幅土地儲備地皮用作未來發展用途，可發展之總樓面面積達1,400,000平方米。現時正在初步籌劃階段。

(乙) *投資物業*

上海淮海中路上海嘉華中心(「上海嘉華中心」—— 佔35.75%權益)

集團於上海淮海中路之旗艦投資物業上海嘉華中心已於2005年建成。此為合營物業發展項目，集團佔35.75%權益，乃最大單一股東，餘下由上海廣電電子股份有限公司持有30%，Tidefull Investment Ltd. 持有15.4%，上海徐房(集團)有限公司持有15%及Nissho Iwai Hong Kong Corporation Ltd. 持有3.85%。集團為此物業之項目發展經理。

此物業位於上海市內環線、淮海路繁華商業中心區內。由一幢高層甲級寫字樓及兩幢副樓組成，總樓面面積約72,000平方米。自2005年初落成啟用後，此旗艦物業已全部租出。主要租戶包括「財富500」中之知名跨國企業及大型本地企業，租金為日租一平方米一美元，為上海甲級寫字樓租金之指標。上海嘉華中心之理想租務表現令租金收益及溢利上升。管理層認為上海甲級寫字樓市場將繼續發展。

在中國內地新的共同控制實體 — 上海寶地置業有限公司

集團於本年度投資於上海寶地置業有限公司(「寶地」)。此乃共同控制實體，本集團佔41.5%權益，上海寶鋼集團公司佔41.5%，三菱商事株式會社佔15%，東急不動產株式會社佔2%。寶地主要資產之一為上海楊浦區一幅多用途地皮，其樓面面積約為300,000平方米。其中200,000平方米為住宅用地，100,000平方米為商業用地。住宅項目已於2005下半年開始預售。現時為止，已預售約160個住宅單位。

在新加坡之主要物業

振瑞路新生商業中心(佔100%權益)

此為一幢樓高12層之商業大廈，附設停車場。現持有樓面面積約5,800平方米之寫字樓。其中約3,700平方米作長線投資用途，餘下部份則作出售用途。出租率滿意，為集團帶來穩定的租金收益。

澳門

隨著收購及派發銀河娛樂股份後，本集團持有之銀河娛樂股權由收購前65.8%被攤薄至收購後18.7%。銀河娛樂不再為本集團之附屬公司而成為本集團之一項長期投資(在財務報表中列為「可供出售之財務資產」)。雖然銀河娛樂往後之業績亦不再在綜合損益表內列賬，但集團在銀河娛樂之持股仍為一重要投資，股東們亦可透過此途徑，分享澳門蓬勃的經濟成果。

業務展望

踏入二零零六年，集團管理層相信香港住宅市場將會重回升軌。新建成的單位供應依然緊張，需求仍然強勁。一般預期加息周期將於二零零六年見頂，市場反應於二零零六年第一季漸見積極。本集團務求把握市場契機，已於二零零六年第一季推出豪宅項目嘉御山預售，反應熱烈。本年稍後亦將推出位於莊士敦道之優質住宅項目。本集團會繼續參與由香港政府、九廣鐵路、地下鐵路及市建局推出之土地拍賣或投標，亦會在私人物業市場進行收購，以壯大集團之土地儲備。

有關中國內地，集團對中國地產市道長遠前景樂觀。集團迄今已在上海和廣州積累超過二百萬平方米土地發展權。集團將於二零零六年上海地產市況好轉時再推售慧芝湖花園，以獲取最大溢利。集團的另外兩個最高尚的住宅項目建國西路(徐滙區)及嚴家宅(靜安區)的拆建計劃亦會於二零零六年加緊進行。

展望未來，中美及中歐貿易糾紛及台海緊張局勢均可能對內地經濟以至本集團業務發展有所影響。中央政府的調控措施亦為集團業務之不明朗因素。儘管如此，在廣州及北京，房產價格於二零零六年第一季有回升迹象，集團會繼續以審慎態度面對中國內地市場，制定發展策略。

財務檢討

資金來源

	2005 港幣千元	2004 港幣千元
A 股本	**237,792**	201,564
B 其他儲備	**1,245,281**	959,950
C 盈餘儲備	**3,833,597**	1,511,240
D 少數股東權益	**355,968**	723,354
E 借貸	**1,567,857**	2,773,224
借貸之現期部份	**1,807,880**	844,542
	9,048,375	7,013,874



2005
A(2.6%)
B(13.8%)
C(42.4%)
D(3.9%)
E(17.3%)
F(20.0%)
2004
A(2.9%)
B(13.7%)
C(21.6%)
D(10.3%)
E(39.5%)
F(12.0%)

(1) 財務狀況

資金運用之總額由去年港幣70億元，增至於二零零五年十二月三十一日港幣90億元，增幅為29%。

年內，可換股債券之轉換及認股權之行使令已發行股份總數有所增加，而所產生之攤薄影響已為本年度所賺取之溢利抵銷。

(2) 集團流動資金，財務資源及負債比率

集團於年內之流動資金水平理想。在二零零五年十二月三十一日集團之現金及銀行結餘為港幣255,000,000元。

長期銀行借款總額本年為港幣2,492,000,000元，去年為港幣2,619,000,000元。其中超過55%長期借款之還款期超逾一年或以上。

在負債比率方面(比率計算定義為未償還之總借款額減除現金與總資產額相比)，在二零零五年十二月三十一日，負債比率維持在31%之滿意水平，而去年則為36%。

於二零零五年十二月三十一日，集團除持有之現金及銀行結餘外，尚未動用之銀行融資額逾港幣1,600,000,000元。

集團之流動資金及負債比率穩健，足夠應付承約及營運資金之需求。

於二零零六年三月三十日，未償還之可換股債券面值為港幣68,000,000元(2009年到期)，佔可換股債券的總面值7.9%。

(3) 庫務政策

本集團管理外滙繼續以保守政策及控制風險為主，集團借貸以港幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣之組合作風險對沖。集團亦在適當的情況下，利用利率掉期合約以避免因利率大幅波動時而影響集團之營運。集團並無投資於與集團財務無關之衍生工具。

(4) 集團資產之抵押

於二零零五年十二月三十一日，集團賬面值港幣2,016,387,000元(二零零四年：港幣261,298,000元)

的投資物業及賬面值港幣111,586,000元(二零零四年:港幣287,050,000元)的土地和建築物已分別抵押予銀行作為集團信貸的擔保。

(5) 或然負債

本公司已就若干附屬公司取得之信貸額為港幣3,571,683,000元(二零零四年:港幣3,844,074,000元)向銀行及財務機構出具擔保。其中已動用之信貸額為港幣2,078,682,000元(二零零四年:港幣1,903,793,000元)。

本公司就一間附屬公司發行為數港幣104,000,000元(二零零四年:港幣864,260,000元)之可換股債券持有人出具擔保。

本公司就一集團佔有權益之公司與香港特別行政區政府之履行合約承擔向香港特別行政區政府出具擔保。

僱員及薪酬政策

於二零零五年十二月三十一日,集團在香港及中國內地僱員總人數為283人(不包括聯營公司及共同控制實體),二零零五年之僱員成本(不包括董事酬金)合共港幣147,000,000元。

集團相信公司的成功及其業務得以長遠發展,關鍵在於我們員工的素質、工作表現及承擔。本集團的薪酬制度旨在根據個別僱員之工作表現、能力及發展潛能釐定酬金水平,達致有效地吸引、挽留及提升潛質優秀及有能力之僱員。集團相信僱員現時之薪酬福利,在同儕中是公平、合理及具市場競爭力的。

本集團已為行政人員設立一項認股權計劃,藉此提供具競爭力的薪酬制度及長期挽留優秀管理人材。該計劃在獲得股東批准後於一九八九年開始推行。此外,集團亦參照內地市場的薪酬水平,釐定內地員工的薪酬福利,並著重為員工提供培訓及發展的機會。

培訓及發展

優秀人才是企業發展的原動力,持續進修是提高員工才能的主要關鍵。因此,集團積極支持各階層員工參與培訓及發展課程。

今年,集團企業論壇已踏入第十九屆,主題為「風險管理」。席間邀請專業顧問及知名人士以互相交流的方式深入探討危機評估及管理之精髓。透過此互動模式之研討會,令本集團之行政人員能有效地掌握化危為機的管理技巧及運作,為集團長遠成功發展作準備。

此外,集團亦致力提供培訓,進一步提升僱員的管理才能及技能知識。集團更積極資助及鼓勵僱員修讀香港及中國內地認可及著名的教育機構舉辦與工作有關的課程及工作坊。此等課程範圍廣泛,包括行政人員管理、領導才能及管理技巧、商業策略、溝通技巧、語言、顧客服務、財務、稅務、法律、人力資源及電腦應用等。

為配合及支持集團在中國內地業務的增長及長遠發展,集團在上海再度推行見習行政人員培訓計劃。此計劃旨在招聘國內優秀大學的資優畢業生,通過由各部門主管專責的在職訓練,致力栽培他們成為集團未來之領袖及管理層。

				重列	
	二零零一年	二零零二年	二零零三年	二零零四年	**二零零五年**
	港幣千元	港幣千元	港幣千元	港幣千元	**港幣千元**
綜合損益表					
營業額	2,274,900	2,134,552	3,076,143	418,257	**289,307**
除税前溢利	159,290	136,509	183,220	231,153	**393,249**
税項(支出)／抵免	(11,103)	(11,365)	(45,831)	1,461	**(142,869)**
持續經營業務之溢利	148,187	125,144	137,389	232,614	**250,380**
來自已終止經營業務之溢利	—	—	—	29,757	**3,553,418**
少數股東權益	(47,951)	(22,810)	(17,009)	(21,157)	**(159,750)**
股東應佔溢利	100,236	102,334	120,380	241,214	**3,644,048**
每股盈利(港仙)	5.6	5.4	6.2	12.1	**157.7**
每股股息(港仙) *(附註2)*	3.0	3.0	3.0	6.0	**53.7**
綜合資產負債表					
物業、機器及設備、投資物業及租賃土地及土地使用權	988,610	1,091,920	1,136,196	1,090,200	**2,140,863**
聯營公司及共同控制實體	634,976	551,952	553,128	508,389	**577,261**
其他非流動資產	163,650	303,491	433,227	440,947	**2,698,833**
流動資產淨額	2,953,616	3,436,640	2,884,322	4,389,180	**2,033,802**
資金之運用	4,740,852	5,384,003	5,006,873	6,428,716	**7,450,759**
資金來源：					
股本	187,075	191,955	197,797	201,564	**237,792**
儲備	2,196,995	2,233,979	2,333,890	2,471,190	**5,078,878**
股東權益	2,384,070	2,425,934	2,531,687	2,672,754	**5,316,670**
少數股東權益	1,071,648	1,067,785	1,083,869	723,354	**355,968**
長期負債	1,263,460	1,800,916	1,302,184	2,773,224	**1,567,857**
非流動負債	21,674	89,368	89,133	259,384	**210,264**
已運用資金	4,740,852	5,384,003	5,006,873	6,428,716	**7,450,759**
每股資產淨值(港元)	1.27	1.26	1.28	1.34	**2.30**

附註：

1. 二零零一年、二零零二年及二零零三年之摘要並無根據二零零五年始生效之香港財務報告準則再作重列。

2. 二零零五年之股息包括特別中期股息，按每持有十股本公司股份獲派一股銀河娛樂股份。

綜合營業額


港幣百萬元
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2001
2002
2003
2004
重列
2005
年份

每股盈利


港仙
160
140
120
100
80
60
40
20
0
2001
2002
2003
2004
重列
2005
年份

股息及股東應佔溢利


港幣百萬元
4,000
3,500
3,000
250
200
150
100
50
0
1,400
1,200
250
200
150
100
50
0
2001
2002
2003
2004
重列
2005
年份
股東應佔溢利
股息

每股股息


港仙
60
50
40
30
20
10
0
2001
2002
2003
2004
重列
2005
年份

末期股息 特別股息
中期股息

每股資產淨值


港幣
2.5
2.0
1.5
1.0
0.5
0
2001
2002
2003
2004
重列
2005
年份

總資產


港幣百萬元
10,000
8,000
6,000
4,000
2,000
0
2001
2002
2003
2004
重列
2005
年份

現金及銀行結餘 建築材料
中央服務 地產
貿易



集團非常重視與投資者的溝通，透過不同渠道向他們講解公司的最新發展情況，證券商聚會便屬其中一項定期活動

為加深投資者對集團業務的了解，集團不時安排他們考察集團的項目。最近便安排了分析員參觀集團2006年重點豪宅項目嘉御山的示範單位

集團深明，以專業態度、適時並主動地與股東及投資界保持良好溝通，是非常重要的。集團管理層的理念是維持高透明度，恰當與及時披露有關集團的企業策略和業務發展的最新資料。

集團通過年報和中期報告發放財務及營運資料，而股東週年大會則為董事會與股東提供溝通渠道。

集團在每次公佈業績後，均會隨即舉行記者招待會、分析員簡報會及投資者會議，而董事與高級管理層均會出席，解答各界有關集團的疑問。

其他溝通渠道包括向外界發放新聞資料、投資者簡訊及定期刊物，例如《嘉天下通訊》季刊等，以上資料全部均可在集團的網站「www.kwih.com」瀏覽，而公司年報和中期報告亦上載網站備閱。

高級管理層定期與香港和海外的證券分析員和機構投資者會面、出席主要投資者會議和參與非推銷性質的路演。集團亦舉辦考察團，安排分析員參觀集團在內地的業務，並為股票經紀業界舉行聯誼活動。


K. Wah's Views on
伍万元
OCEAN PARK
HONG KONG
热烈祝贺上海市第六届特殊奥林匹克运动会圆满成功！
上海市第六届特殊奥林匹克运动会
SHANGHAI 6th SPECIAL OLYMPICS GAMES
举重比赛

本集團相信企業公民責任與業務發展息息相關，相輔相成。集團秉承關心社會的信念及使命，在管理層的全力支持及員工的熱心參與下，集結更大的力量，履行良好企業公民責任。

在二零零五年，集團的員工及其家庭成員在管理層積極推動及帶領下，不遺餘力在香港及中國內地參與一連串多元化的義務工作，包括與多間社會服務機構建立策略性夥伴關係，透過企業力量，鼓勵員工熱心公益、服務社會、協助有需要的社群，積極參與慈善籌款活動，同時透過義工服務的經驗分享，向其他商業機構提倡及灌輸企業公民責任的意識。

本集團透過積極參與及推動各種社區公益服務，培養員工之歸屬感及提升團隊精神，同時讓員工擁有一個充實、健康及平衡的生活，凝聚一個守望相助，互相關懷的社會。

圖片說明： 1. 集團應邀與其他企業分享**推動義工服務**的經驗 2. **長腿叔叔信箱**讓員工透過書信解答小朋友生活上的疑難 3. **英語小組**義工為單親家庭的小朋友舉辦活動教學式的英文班 4. 集團響應**上海慈善基金會**舉行的「捐款助困獻愛心」活動 5. **捐血日** 6. **新世代魅力長者大賽** 7及8. 集團邀請來自單親家庭的小朋友，參與為員工及其家屬舉辦的**保良局日營**（左）及**海洋公園一日遊**（右） 9. **上海市第六屆特殊奧林匹克運動會**

主席

呂志和博士，GBS，MBE，太平紳士，LLD，DSSc

董事總經理

呂耀東先生

副董事總經理

倫贊球先生

執行董事

許淇安先生，GBS，CBE，QPM，CPM
羅志聰先生
鄧呂慧瑜女士，太平紳士

非執行董事

鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士*
梁文建先生，CBE，太平紳士
黃乾亨博士，GBS，太平紳士，LLD，DH
李東海博士，GBS，LLD，太平紳士*
陳有慶博士，GBS，LLD，太平紳士*
張惠彬博士，太平紳士*
廖樂柏先生*

* *獨立非執行董事*

公司秘書

陳明德先生，LLM

合資格會計師

王俊強先生，FCCA，AHKICPA

核數師

羅兵咸永道會計師事務所

主要往來銀行

恒生銀行有限公司
香港上海滙豐銀行有限公司
中國銀行(香港)有限公司
南洋商業銀行
永隆銀行

律師

麥堅時律師事務所
萬盛國際律師事務所
黃乾亨黃英豪律師事務所

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要辦事處

香港北角渣華道191號
嘉華國際中心二十九樓

主要股份過戶登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

香港股份過戶登記分處

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心十七樓
一七一二至一七一六室

美國預託證券存管處

The Bank of New York
101 Barclay Street
New York, NY 10286
USA

網址

http://www.kwih.com

股份上市

香港聯合交易所有限公司

股份代號

聯交所 : 173
彭博資訊 : 173 HK
路透社 : 0173.HK

債券上市

盧森堡證券交易所

執行董事

呂志和博士，GBS，MBE，太平紳士，LLD，DSSc，七十六歲，為本集團之創辦人，自一九八九年六月起任董事，現為本公司主席，呂博士同時亦為銀河娛樂之執行董事及主席。彼於礦務、建築材料及地產發展方面具逾四十七年之經驗，為英國礦業學會(香港分會)創會會長及東華三院前任主席。呂博士亦為香港酒店業主聯會創會主席、東尖沙咀地產發展商聯會會長、穗港經濟發展協會創會會長及滬港經濟發展協會名譽會長。此外，呂博士為第九屆中國人民政治協商會議全國委員會委員、香港特別行政區第一屆政府推選委員會及香港特別行政區選舉委員會委員。呂博士於二零零五年七月獲香港特別行政區政府頒授金紫荊星章榮譽。呂博士為呂耀東先生及鄧呂慧瑜女士之父。

呂耀東先生，五十歲，於一九七九年加入本集團。彼自一九八九年六月起任執行董事，現為本公司之董事總經理，呂先生亦為銀河娛樂之董事及副主席。彼持有美國加州柏克萊大學土木工程學理學學士學位及結構工程學理學碩士學位。呂先生為香港城市規劃委員會成員及中國人民政治協商會議上海市委員會委員。呂先生為呂志和博士之子及鄧呂慧瑜女士之胞弟。

倫贊球先生，五十一歲，於一九九九年加入本集團。彼自二零零一年十二月起任執行董事及副董事總經理。倫先生持有美國加州柏克萊大學電子及電腦碩士學位及香港大學工商管理碩士學位。在加入本集團之前，彼於多間著名跨國公司擔任高層行政及管理職位，彼對中國內地之市場運作擁有豐富而廣泛之經驗。

許淇安先生，GBS，CBE，QPM，CPM，六十二歲，於二零零三年加入本集團，現為集團常務董事。彼自二零零三年四月起任董事。許先生於二零零五年十二月起獲委任為本公司之薪酬委員會主席。在加入本集團前，許先生曾於香港警隊服務三十八年，於二零零一年退休前曾擔任香港警務處處長一職。於二零零一年，許先生獲香港特別行政區政府頒授金紫荊星章榮譽。彼亦為香港童軍總會的會員，目前為該組織之助理香港總監(國際及內聯)。許先生為香港足球總會副主席。

羅志聰先生，四十五歲，於二零零三年加入本集團，現為集團財務董事。彼自二零零四年四月起任執行董事。羅先生亦為銀河娛樂之執行董事。羅先生持有英國華威大學頒發之工商管理碩士學位及香港理工學院頒發之會計專業文憑。彼為香港會計師公會及英國特許公認會計師公會之資深會員，於審計、會計、財務管理、企業融資、策略規劃及投資者關係方面擁有逾二十三年之廣泛經驗。

鄧呂慧瑜女士，太平紳士，五十二歲，於一九八零年加入本集團，並自一九八九年六月起任執行董事。彼亦為銀河娛樂之執行董事。鄧女士持有加拿大麥基爾大學之商業學士學位，並為英格蘭及威爾斯特許會計師學會會員。鄧女士為香港特別行政區選舉委員會委員，並為香港藝術發展局成員及香港古物諮詢委員會委員。鄧女士於二零零五年七月一日獲香港特別行政區政府委任為太平紳士。鄧女士為呂志和博士之女及呂耀東先生之胞姊。

非執行董事

鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士，(獨立非執行董事)七十九歲，於一九八九年至一九九七年任本公司及嘉華建材有限公司(現稱銀河娛樂)之董事會顧問。彼自一九九七年七月起任董事。彼於多間公司擔任非執行董事之職務，亦為多間慈善機構之委員。彼曾為香港政府公務員及擔任職務，於一九八七年退任前任布政司及署理港督。鍾爵士於二零零二年獲香港特別行政區政府頒授最高榮譽大紫荊勳章。

梁文建先生，CBE，太平紳士，(非執行董事)六十七歲，於一九九八年加入本集團為副主席 — 行政，現為顧問。彼於一九九八年九月起任執行董事及於二零零一年三月起任非執行董事。梁先生自二零零五年三月起任本公司之審核

委員會成員。梁先生持有香港大學榮譽文學士學位及英國牛津大學政務及發展文憑。梁先生曾服務香港政府三十二年，在不同範疇擔任要職，包括運輸司、教育統籌司及廉政專員等，亦曾出任立法局官守議員。

黃乾亨博士，GBS，太平紳士，LLD，DH，(非執行董事)七十三歲，自一九八九年六月起任董事。彼於一九九九年至二零零五年三月期間出任本公司之審核委員會成員。黃博士為本港一間律師行之顧問律師，並為國際公證人及中國委托公證人。此外，黃博士為利民實業有限公司之董事。

李東海博士，GBS，LLD，太平紳士，(獨立非執行董事)八十四歲，自一九八九年六月起任董事。李博士為東泰集團主席及包括北京控股有限公司等多間香港上市公司之獨立非執行董事或非執行董事，彼為東華三院顧問局顧問、東華三院歷屆主席會主席、香港友好協進會主席及中華海外聯誼會副會長等多個公職委員會成員及社團首長，並曾任中國人民政治協商會議全國委員會第八及九屆常務委員、國務院港澳事務辦公室及新華社香港分社港事顧問、香港特別行政區籌備委員會委員及香港特別行政區第一屆政府推選委員會委員。李博士曾獲多國政府頒授勳銜，包括意大利大十字爵士勳銜、英帝國官佐勳銜、法國榮譽騎士勳銜、比利時里奧普二世司令勳銜及於一九九九年獲香港特別行政區政府頒授金紫荊星章榮譽。李博士在商業管理方面積逾四十年經驗。

陳有慶博士，GBS，LLD，太平紳士，(獨立非執行董事)七十三歲，自一九八九年六月起任董事，具有超過四十年銀行工作經驗，現為亞洲金融集團(控股)有限公司之主席，而該公司為亞洲商業銀行有限公司及亞洲保險有限公司之控股公司。陳博士亦為廖創興銀行有限公司及其他多家公司之董事。此外，彼現任中華人民共和國全國人民代表大會之代表及香港中華總商會當然永遠榮譽會長。

張惠彬博士，太平紳士，(獨立非執行董事)六十九歲，於一九八六年加入本集團，彼於一九八九年六月獲委任為執行董事及自一九九五年起任非執行董事。彼為本公司審核委員會之主席及薪酬委員會成員。張博士持有工商管理榮譽博士、工商管理碩士及理學士學位。彼在不同行業的高層管理擁有逾三十年經驗，包括在銀行業擁有逾二十二年經驗。彼為駿豪集團之集團行政總裁兼常務副主席，亦為多間於聯交所主板上市公司之獨立非執行董事兼審核委員會主席，包括銀河娛樂、上海電氣集團股份有限公司、建生國際集團有限公司及 Prime Investments Holdings Limited。張博士亦為菲律賓首都銀行之資深顧問。張博士曾任東華三院總理及顧問，並現為廣東省高爾夫球協會副會長。彼榮獲二零零二年(上市公司 —— 非執行董事)之傑出董事獎，並且張博士於二零零四年十一月獲香港特區政府再度委任為地產代理監管局之委員。

廖樂柏先生，(獨立非執行董事)五十三歲，自二零零四年九月起任本公司之董事及審核委員會成員。廖先生於二零零五年十二月起出任本公司之薪酬委員會成員。彼為香港會計師公會和英格蘭及威爾斯特許會計師學會之資深會員，於專業審計及會計方面擁有超過三十年經驗。廖先生於一九八零年至二零零二年間任職於羅兵咸永道，於一九八五年獲委任為羅兵咸永道之審計合夥人，除負責管理一批審核客戶外，並不時掌管電腦審計、持續教育及人力資源等部門。彼於二零零二年六月於羅兵咸永道離職後退休。

高層管理人員

在各部門主管(包括合資格會計師)的協助下，本公司各項業務及主要職責分別由執行董事直接負責，彼等被視為本公司的高級管理層。

董事提呈二零零五年財務報表及董事會報告書，以供閱覽。

主要業務

本公司乃一間投資控股公司，而其主要附屬公司及共同控制實體之主要業務為於香港、內地及新加坡從事物業發展及物業投資。各公司之業務已載於二零零五年財務報表附註第47項。

業績及分派

二零零五年財務報表由本年報第54頁起載列本集團截至二零零五年十二月三十一日止年度之業績。

年度內曾派發現金中期股息每股港幣0.01元及特別中期股息每股約港幣0.52元。董事會建議派發末期以股代息股息每股港幣0.01元，附有現金選擇權。本年度股息總額為每股港幣0.54元（二零零四年：港幣0.06元）。股息之詳情載於二零零五年財務報表附註第16項。

股本

二零零五年財務報表附註第32項載有年度內本公司之股本之詳細資料。

本公司於二零零五年十月二十一日授出20,729,000份認股權予本公司及其聯屬公司之董事及被選僱員，所有認股權之認股價為每股港幣1.906元。其中有500,000份認股權已失效。

由於行使先前授予的認股權及行使可換股債券，本公司在年內已發行股本因而增加，詳情載於二零零五年財務報表附註第33及35(b)項。

可換股債券

本公司在年度內發行0.5%有擔保於二零零九年到期可換股債券之詳情載於二零零五年財務報表附註第35(b)項。

上市證券的買賣

本公司於截至二零零五年十二月三十一日止年度內，並無贖回任何股份或債券。本公司及其任何附屬公司亦未於年內購入或出售任何股份及債券。

儲備

本集團及本公司年內之儲備變動詳情載於二零零五年財務報表附註第34項。

捐款

本集團年內之慈善捐款為港幣6,010,000元（二零零四年：港幣3,379,000元）。

物業、機器及設備

本集團在年度內之物業、機器及設備之變動詳情載於二零零五年財務報表附註第18項。

主要物業

本集團於二零零五年十二月三十一日持作投資及發展用途之主要物業詳情載於本年報第107至108頁。

董事

於年內服務本公司的董事包括呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生、鄧呂慧瑜女士、鍾逸傑爵士、梁文建先生、吳樹熾博士(於二零零五年一月九日辭世)、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

各董事之個人資料載於本年報第41至42頁。

遵照公司細則第一百零九(甲)條，許淇安先生、羅志聰先生、鍾逸傑爵士及李東海博士將於即將舉行之股東週年大會上輪席告退，但表示如再度獲選，願繼續留任。

本公司或任何其附屬公司與擬重選留任各董事均無訂立在一年內終止時須作出賠償之服務合約(法定賠償除外)。

經股東於即將舉行之股東週年大會上批准後，董事就截至二零零五年十二月三十一日止年度將各收取如下袍金：

	主席 港幣	成員 港幣
董事會	100,000	80,000
審核委員會	100,000	80,000
薪酬委員會	50,000	40,000

董事之合約權益

除本董事會報告書所披露者外，在二零零五年十二月三十一日或截至該日止年度內任何時間，本公司或其附屬公司並無就有關本集團之業務訂立與任何董事直接或間接或曾經直接或間接擁有重大實益之重大合約。

董事之證券權益

於二零零五年十二月三十一日，根據證券及期貨條例第XV部第七及第八分部向本公司及聯交所申報(包括根據證券及期貨條例該等條文被當作或視為擁有的權益及淡倉(如有))，及根據證券及期貨條例第三百五十二條而備存的登記冊內，或根據載於上市規則附錄十通知本公司及聯交所，各董事在本公司的股份、相關股份及債券之權益及淡倉，與有關認購股份之權益，及該等權益之行使之詳情，分列如下：

(甲) 普通股股份

	股份數目					佔已發行股本
董事名稱	個人權益	家族權益	公司權益	其他權益	合計	之概約百分率
呂志和	6,468,014	7,130,234 [1]	38,129,737 [2]	1,257,389,151 [3]	1,309,117,136	55.05
呂耀東	5,799,164	—	—	1,257,389,151 [3]	1,263,188,315	53.12
倫贊球	2,224,000	—	—	—	2,224,000	0.09
許淇安	580,000	—	—	—	580,000	0.02
羅志聰	630,000	—	—	—	630,000	0.03
鄧呂慧瑜	8,308,166	—	—	1,257,389,151 [3]	1,265,697,317	53.23
鍾逸傑爵士	150,000	—	—	—	150,000	0.01
梁文建	700,000	—	—	—	700,000	0.03
黃乾亨	600,000	—	—	—	600,000	0.03
李東海	650,000	—	—	—	650,000	0.03
陳有慶	928,977	—	—	—	928,977	0.04
張惠彬	907,239	—	—	—	907,238	0.04
廖樂柏	500,000	—	—	—	500,000	0.02

(乙) 認股權

詳情載於以下「認股權計劃」內。

附註：

(1) 呂志和博士透過其配偶之權益，被視作持有7,130,234股股份之權益。

(2) Best Chance Investments Ltd. 及步基證券有限公司分別持有35,075,725股股份及3,054,012股股份，該兩間公司均由呂志和博士控制。

(3) 該等1,257,389,151股股份由全權信託(由呂志和博士作為創立人成立)持有，佔本公司已發行股本三分之一以上。呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等家族全權信託之直接或間接可能受益人，因此被視為持有該等信託所持有上述股份權益。

(4) 上述所有個人權益均為各董事以實益擁有人之身份持有。

上述所有權益均指好倉。

呂志和博士、呂耀東先生及鄧呂慧瑜女士被視作於本公司之其他所有附屬公司及共同控制實體之已發行股本中擁有權益。

除上文所披露者外，於二零零五年十二月三十一日，本公司董事概無在本公司或其任何相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有任何權益或淡倉。

主要股東之權益

於二零零五年十二月三十一日，根據證券及期貨條例第336條而須予備存於本公司登記冊內，持有本公司股份及相關股份的權益之人士(而該等人士並非本公司董事或行政總裁)，分列如下：

股東名稱	普通股數目（好倉）	佔已發行股本之概約百分率
HSBC International Trustee Limited	1,257,579,151 (1)	52.89
Marapro Co., Ltd.	190,228,080 (2)	8.00
Symmetry Co., Ltd.	190,228,080 (2)	8.00
Polymate Co., Ltd.	190,228,080 (2)	8.00
Penta Investment Advisers Ltd.	253,584,104 (3)	10.66
Moore Michael William	253,584,104 (3)	10.66
Zwannstra John	253,584,104 (3)	10.66

附註：

(1) HSBC International Trustee Limited 為持有1,257,579,151股股份之全權信託之信託人。

(2) Marapro Co., Ltd. 及 Symmetry Co., Ltd. 分別為一項信託之受益人及信託人，而該信託擁有190,228,080股股份權益。Polymate Co., Ltd.為 Marapro Co., Ltd. 及 Symmetry Co., Ltd. 之最終控股公司。

(3) Penta Investment Advisers Ltd. 以投資經理之身份擁有253,584,104股股份權益。Moore Michael William 及 Zwannstra John 各自控制 Penta Investment Advisers Ltd. 已發行股本三分之一以上。

上述披露之權益重複如下：

(i) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之1,257,389,151股股份。HSBC International Trustee Limited 亦於該等股份中擁有權益，於該等股份中，Marapro Co., Ltd.、Symmetry Co., Ltd. 及 Polymate Co., Ltd. 對其中之190,228,080股股份同時擁有權益；及

(ii) Penta Investment Advisers Ltd.、Moore Michael William 及 Zwannstra John 擁有之253,584,104股股份。

除上述披露者外，於二零零五年十二月三十一日，本公司並無獲任何擁有本公司股份及相關股份中的權益或淡倉之人士須根據證券及期貨條例第XV部第2及第3部分向本公司申報該等權或淡倉。

認股權計劃

本公司之認股權計劃已獲股東於二零零二年五月三十日舉行之股東週年大會上採納。概要如下：

(1) 目的

認股權計劃旨在吸引及挽留優秀人才，協力發展本公司業務；向僱員、專家顧問、代理、代表、專業顧問、貨品及服務供應商、客戶、承辦商、業務夥伴及合營夥伴提供額外激勵及透過令認股權持有人的利益與股東利益一致，促進本公司長遠達致財政上的成功。

(2) 參與者

(i) 本公司或任何聯屬公司的任何僱員或任何高級行政人員或董事；或

(ii) 本公司或任何聯屬公司的任何專家顧問、代理、代表或專業顧問；或

(iii) 向本公司或任何聯屬公司提供貨品或服務的任何人士；或

(iv) 本公司或任何聯屬公司的任何客戶或承辦商；或

(v) 本公司或任何聯屬公司的任何業務夥伴或合營夥伴；或

(vi) 任何為僱員福利而設的信託的任何受託人；或

(vii) 就個人合資格承授人而言，指僅以該名合資格承授人或其直屬家庭成員或由合資格承授人或其直屬家庭成員控制的公司為受益人的信託。

「聯屬公司」指(a)本公司的控股公司；或(b)本公司控股公司的附屬公司；或(c)本公司的附屬公司；或(d)本公司的控股股東；或(e)本公司控股股東所控制的公司；或(f)本公司所控制的公司；或(g)本公司控股公司的聯營公司；或(h)本公司的聯營公司。

(3) 可予發行之股份總數

授權限額 — 在下段所述規限下，根據認股權計劃及本公司任何其他計劃授出之認股權在悉數行使時可予發行之股份總數，不得超過於二零零二年五月三十日之已發行股份的10%，即187,563,607股股份。

主要限額 — 本公司可由股東通過普通決議案重訂上段所述之授權限額，惟在此之前必須先行向股東發出通函。根據認股權計劃及本公司任何其他計劃授出及尚未行使之認股權在悉數行使時可予發行之股份總數，不得超過不時已發行股份之30%。

於本年報之日期，根據認股權計劃可予發行之股份總數為143,676,607股，佔本公司當時已發行股本約6.04%。

(4) 各參與者之限額

各參與者於任何十二個月期間內獲授之認股權(不論已行使或尚未行使)在行使時發行及將予發行之股份總數，不得超過已發行股份之1%。

如經股東在股東大會上另行批准，而有關參與者及其聯繫人(定義見上市規則)放棄對該項決議案投票，而本公司在尋求批准前向股東發出通函，則本公司可授出超出此限額的認股權予參與者。

(5) 行使期限

認股權涉及的股份必須接納的期間由董事會在授出認股權時全權決定，但該期間不得超過有關認股權授出之日起計十年。

(6) 認股權歸屬前必須持有之最低期限

認股權歸屬前必須持有的最低期限（如有）乃由董事會全權決定（認股權計劃本身並不設任何最低持有期限）。

(7) 接納認股權須付款項

承授人接納認股權時須向本公司支付1港元。認股權必須於授出日期起十四天內被接納，或於董事會以書面批准之較長期限。

(8) 認購價之釐定基準

認股權的認購價須為董事會在授出有關認股權時全權釐定的價格，惟不得低於下列各項中之最高者：

(i) 於授出日期的股份收市價；

(ii) 在緊接授出日期前五個營業日的股份平均收市價；及

(iii) 一股股份的面值。

(9) 認股權計劃之餘下年期

認股權計劃之年期為二零零二年五月三十日起計為期十年及將於二零一二年五月二十九日屆滿。

於二零零五年十二月三十一日年度內，根據認股權計劃或根據本公司之其他認股權計劃授出並由本公司董事、本公司僱員及其他參與人持有之認股權變動之詳情載列如下：

		認股權數目						
持有人	授出日期	於二零零五年一月一日持有	於年內授出[a]	於年內行使	於年內已失效	於二零零五年十二月三十一日持有	每股股份行使價（港元）	行使期
呂志和	一九九八年五月二十日	1,500,000	—	1,500,000[b]	—	—	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,350,000	—	1,350,000[c]	—	—	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	2,000,000	—	2,000,000[c]	—	—	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	—	1,350,000	—	—	1,350,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日

持有人	授出日期	認股權數目					每股股份行使價（港元）	行使期
		於二零零五年一月一日持有	於年內授出[a]	於年內行使	於年內已失效	於二零零五年十二月三十一日持有		
呂耀東	一九九八年五月二十日	1,000,000	—	1,000,000[c]	—	—	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,200,000	—	1,200,000[c]	—	—	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,868,000	—	1,868,000[c]	—	—	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	—	1,340,000	—	—	1,340,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
倫贊球	一九九九年十二月三十日	500,000	—	500,000[d]	—	—	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,054,000	—	1,054,000[d]	—	—	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	—	670,000	—	—	670,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
許淇安	二零零五年十月二十一日	—	580,000	—	—	580,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
羅志聰	二零零五年十月二十一日	—	530,000	—	—	530,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
鄧呂慧瑜	一九九八年五月二十日	600,000	—	600,000[e]	—	—	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	870,000	—	870,000[e]	—	—	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,269,000	—	1,269,000[e]	—	—	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	—	930,000	—	—	930,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
鍾逸傑爵士	二零零三年二月二十八日	150,000	—	—	—	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	—	500,000	—	500,000	—	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
梁文建	二零零三年二月二十八日	300,000	—	300,000[f]	—	—	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	—	400,000	—	—	400,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
黃乾亨	二零零三年二月二十八日	300,000	—	300,000[g]	—	—	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	—	300,000	—	—	300,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
李東海	二零零三年二月二十八日	150,000	—	150,000[h]	—	—	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	—	500,000	—	—	500,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日

持有人	授出日期	認股權數目 於二零零五年一月一日持有	於年內授出[a]	於年內行使	於年內已失效	於二零零五年十二月三十一日持有	每股股份行使價（港元）	行使期
陳有慶	二零零三年二月二十八日	150,000	—	150,000[i]	—	—	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	—	500,000	—	—	500,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
張惠彬	二零零三年二月二十八日	300,000	—	300,000[j]	—	—	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	—	600,000	—	—	600,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
廖樂柏	二零零五年十月二十一日	—	500,000	—	—	500,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
僱員（合共）	一九九八年五月二十日	628,000	—	395,000[k]	200,000	33,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,570,000	—	1,270,000[l]	—	300,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	4,550,000	—	3,935,000[m]	—	615,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零三年十二月二十九日	3,000,000	—	1,000,000[n]	—	2,000,000	1.3000	二零零三年十二月三十日至二零一三年十二月二十九日
	二零零五年十月二十一日	—	11,689,000	—	—	11,689,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
其他	二零零三年二月二十八日	522,000*	—	372,000[o]	—	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零三年十二月二十九日	3,000,000	—	3,000,000[p]	—	—	1.3000	二零零三年十二月三十日至二零一三年十二月二十九日
	二零零五年十月二十一日	—	340,000	—	—	340,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日

* *吳樹熾博士於二零零五年一月九日辭世後，其所持之認股權由「董事」重新分類為「其他」。*

附註：

(a) 股份在緊接認股權授出日期前一天之收市價為港幣1.78元。

(b) 於年內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣2.215元。

(c) 於年內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣2.215元。

(d) 於年內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣1.976元。

(e) 於年內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣1.845元。

(f) 於年內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣2.235元。

(g) 於年內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣2.235元。

(h) 於年內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣2.235元。

(i) 於年內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣2.235元。

(j) 於年內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣2.235元。

(k) 於年內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣2.327元。

(l) 於年內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣2.063元。

(m) 於年內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣2.168元。

(n) 於年內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣1.971元。

(o) 於年內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣2.540元。

(p) 於年內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣2.215元。

除於二零零三年十二月二十九日授出之認股權，可於授出日期行使所有認股權，上文所述之所有其他認股權，須受一年持有期限制。

於年內所授出的認股權之公平值載於二零零五年財務報表附註第33項。

每位承授人在每次接納認股權時所付之代價為港幣1元。於年內並無註銷任何認股權。

除根據本公司之認股權計劃授出之認股權外，本公司、其附屬公司、同母系附屬公司及控股公司於年內概無簽訂任何協議，使董事或其配偶或十八歲以下子女可藉收購本公司或其他法人團體之股份或債券而獲益。

關連交易及持續關連交易

一、 根據上市規則，集團前子公司嘉華建材有限公司(即現今之銀河娛樂)收購銀河娛樂場構成為關連交易及被視為出售事項，詳情已載於本公司及銀河娛樂於二零零五年六月三十日之聯合通函。於二零零五年七月十九日之股東特別大會上，股東已批准通過該項收購交易。

二、 在二零零五年七月二十二日完成收購後，本公司和銀河娛樂均被視為各自之關連人士。而兩者之間之交易，如屬持續或經常性質，則據上市規則，均成為持續關連交易。於二零零五年，本公司與銀河娛樂訂立以下之持續關連交易：

(甲) 於二零零五年六月二日，上海嘉滙達(「上海嘉滙達」)房地產開發經營有限公司(由本公司間接持有35.75%之附屬公司)分別與上海嘉建混凝土有限公司、上海信財混凝土有限公司及上海嘉申混凝土有限公司(均為銀河娛樂間接持有之附屬公司)訂立三份租賃協議(「租賃協議」)，由上海嘉滙達出租上海嘉華中心18樓1802、1803及1804室予該三間公司。所有租賃年期均為三年，(由二零零五年六月一日至二零零八年五月三十一日)，並構成持續關連交易。詳情已載於本公司及銀河娛樂於二零零五年八月二十三日之聯合公佈。於二零零五年，該等持續關連交易均在年度上限之內。並已由本公司之獨立非執行董事審核有關該三份租賃協議之持續關連交易及確認該等交易屬本集團的日常業務，是按照一般商務條款進行，亦是根據有關交易的協議條款進行；及交易條款屬公平合理，並且符合本公司股東的整體利益。

(乙) 於二零零二年七月二十二日，由銀河娛樂之間接全資附屬公司輝亨有限公司向本公司之間接全資附屬公司 Great Place Developments Limited 批出為數最高達港幣330,000,000元之循環備用貸款，並於年結時仍存有該貸款，及構成持續關連交易。詳情已載於本公司於二零零二年八月五日之通函。於二零零二年八月二十二日之股東特別大會上股東批准通過該貸款，詳情亦於其二零零三年年報及二零零四年年報內披露。該貸款並無包括年度上限。本公司之獨立非執行董事亦已審核該持續關連交易，並確認本公司而言，該等交易的條款不遜於獨立第三方可取得或提供(視屬何情況而定)的條款；及該等交易(根據有關交易的協議條款進行，即二零零二年七月二十二日訂立之貸款協議)之交易條款屬公平合理，並且符合股東的整體利益。

優先購買權

百慕達法例中之成文法或普通法並無股東優先購買權之規定。

競爭業務

於年內及截至本報告日期，呂志和博士，與呂耀東先生及鄧呂慧瑜女士(直接或間接透過家族信託)於若干在香港、內地及新加坡從事物業投資及發展業務之公司中擁有權益。董事會乃獨立於該等公司之董事會，故本集團有能力獨立地按公平基準進行其業務。

公眾持股量

根據在本年報日期可以得悉、而董事亦知悉的公開資料作為基準，本公司根據上市規則規定已發行股本之公眾持股量是足夠的。

財務概要

本集團過去五個財政年度之業績、資產及負債賬目摘要乃摘錄自經審核之賬項及按適當情況作出調整，現載於本年報第36至37頁。

主要客戶及供應商

在截至二零零五年十二月三十一日止年度：

(1) 集團最大五個顧客之營業額佔整體營業額少於百份之三十。

(2) 集團從其五位最大供應商購入之貨品(不包括資本性採購)百分比如下：

最大供應商	11.77%
五位最大供應商	42.14%

就本公司董事所知，未有任何董事，其聯繫人士，或就董事所知持有超過5%本公司已發行股份之股東、擁有此五大供應商(不包括資本性)之任何權益。

管理合約

年度內本公司並無訂立或存有任何重要之管理及行政合約。

核數師

本公司回顧二零零五年財務報表經由羅兵咸永道會計師事務所審核。該核數師於即將舉行之股東週年大會上任滿告退，但願意應聘續任。

承董事會命

董事總經理
呂耀東

香港，二零零六年三月三十日



羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓
電話 (852) 2289 8888
傳真 (852) 2810 9888

致嘉華國際集團有限公司全體股東
(於百慕達註冊成立之有限公司)

本核數師已完成審核第54頁至第106頁之財務報表，該等財務報表乃按照香港財務報告準則編製。

董事及核數師各自之責任

編製真實兼公平之財務報表乃　貴公司董事之責任。在編製該等真實兼公平之財務報表時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等財務報表作出獨立意見，並按照百慕達1981年公司條例第90條僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之香港審計準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評審董事於編製財務報表時所作之重大估計和判斷，所採用之會計政策是否適合　貴公司與　貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等財務報表是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之財務報表足以真實兼公平地顯示　貴公司與　貴集團於二零零五年十二月三十一日結算時之財務狀況，及　貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例之披露規定妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零六年三月三十日

綜合損益表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 港幣千元	重列 二零零四年 港幣千元
持續經營業務			
營業額	8	**289,307**	418,257
銷售成本		**(158,146)**	(289,775)
毛利		**131,161**	128,482
其他收益	8	**5,298**	9,526
其他營運收入		**54,246**	32,452
行政費用		**(91,902)**	(85,851)
其他營運費用		**(65,241)**	(18,701)
經營溢利	9	**33,562**	65,908
投資物業之公平值變動		**348,679**	(8,995)
財務費用	10	**(36,689)**	(10,140)
應佔共同控制實體之溢利減虧損		**47,697**	184,380
除稅前溢利		**393,249**	231,153
稅項(支出)/抵免	14	**(142,869)**	1,461
持續經營業務之溢利		**250,380**	232,614
已終止經營業務			
來自已終止經營業務之溢利		**3,553,418**	29,757
本年度溢利		**3,803,798**	262,371
應佔:			
本公司股東		**3,644,048**	241,214
少數股東權益		**159,750**	21,157
		3,803,798	262,371
股息			
中期		**23,771**	40,195
建議末期		**23,972**	89,859
		47,743	130,054
特別中期以實物分派		**1,229,143**	—
	16	**1,276,886**	130,054
		港仙	港仙
持續經營業務之每股盈利	17		
基本		**4.10**	11.50
攤薄		**4.06**	9.68
已終止經營業務之每股盈利	17		
基本		**153.58**	0.59
攤薄		**152.32**	0.52
經營業務之每股盈利	17		
基本		**157.68**	12.09
攤薄		**156.38**	10.20

二零零五年十二月三十一日

	附註	二零零五年 港幣千元	重列 二零零四年 港幣千元
資產			
非流動資產			
物業、機器及設備	*18*	**53,974**	506,055
投資物業	*19*	**2,016,387**	326,798
租賃土地及土地使用權	*20*	**70,502**	257,347
共同控制實體	*21*	**577,261**	489,739
聯營公司	*23*	—	18,650
可供出售之財務資產	*24*	**2,690,556**	152,375
其他非流動資產	*25*	**8,277**	288,572
		5,416,957	2,039,536
流動資產			
發展物業	*26*	**4,134,038**	4,535,461
存貨	*27*	—	93,175
應收賬款及預付款	*28*	**134,545**	820,597
可收回税項		**3,368**	4,384
其他投資	*29*	**39,126**	44,547
現金及銀行結餘	*30*	**255,206**	781,306
		4,566,283	6,279,470
總資產		**9,983,240**	8,319,006
權益			
股本	*32*	**237,792**	201,564
儲備	*34*	**5,078,878**	2,471,190
股東權益		**5,316,670**	2,672,754
少數股東權益		**355,968**	723,354
總權益		**5,672,638**	3,396,108
負債			
非流動負債			
借貸	*35*	**1,567,857**	2,773,224
遞延税項負債	*36*	**210,264**	78,375
負商譽	*37*	—	136
撥備	*38*	—	180,873
		1,778,121	3,032,608
流動負債			
應付賬款及應計費用	*31*	**719,237**	1,005,969
借貸之現期部份	*35*	**1,807,880**	844,542
應付税項		**5,364**	39,779
		2,532,481	1,890,290
負債總額		**4,310,602**	4,922,898
總權益及負債		**9,983,240**	8,319,006

呂耀東
董事

鄧呂慧瑜
董事

二零零五年十二月三十一日

	附註	二零零五年 港幣千元	重列 二零零四年 港幣千元
資產			
非流動資產			
附屬公司	*22*	**259,561**	259,561
共同控制實體	*21*	**438,568**	—
		698,129	259,561
流動資產			
貸款予附屬公司	*22*	**600,000**	300,000
應收附屬公司款項	*22*	**2,448,632**	1,734,970
應收賬款及預付款	*28*	**420**	270
可收回税項		**1,435**	1,077
現金及銀行結餘	*30*	**584**	320,893
		3,051,071	2,357,210
總資產		**3,749,200**	2,616,771
權益			
股本	*32*	**237,792**	201,564
儲備	*34*	**2,810,320**	1,993,479
股東權益		**3,048,112**	2,195,043
負債			
非流動負債			
借貸	*35*	**200,000**	25,000
遞延税項負債	*36*	**4,901**	—
		204,901	25,000
流動負債			
應付賬款及應計費用	*31*	**3,187**	1,728
借貸之現期部份	*35*	**493,000**	395,000
		496,187	396,728
負債總額		**701,088**	421,728
總權益及負債		**3,749,200**	2,616,771

呂耀東
董事

鄧呂慧瑜
董事

截至二零零五年十二月三十一日止年度

	附註	二零零五年 港幣千元	重列 二零零四年 港幣千元
經營業務之現金流量			
用於經營業務之現金	*39(a)*	**(526,452)**	(1,325,625)
税項支出淨額		**(37,035)**	(7,249)
利息支出		**(96,843)**	(52,956)
用於經營業務之現金淨額		**(660,330)**	(1,385,830)
投資業務之現金流量			
購買物業、機器及設備		**(5,730)**	(2,471)
收購共同控制實體	*42(a)*	**(438,568)**	—
出售物業、機器及設備		—	22
增加投資於共同控制實體		—	(4,407)
出售非上市投資		—	44,404
已收利息		**3,706**	7,719
已收上市證券投資之股息		**1,592**	1,807
(用於)／來自投資業務之現金淨額		**(439,000)**	47,074
融資活動之現金流量	*39(b)*		
發行新股本		**17,443**	4,940
可換股債券之發行費用		—	(16,348)
新增長期借款		**652,889**	2,189,036
償還長期借款		**(458,814)**	(344,460)
於借款日起計三個月後償還之短期銀行借款之增加／(減少)		**668,387**	(50,851)
已付予股東股息		**(113,630)**	(40,757)
來自融資活動之現金淨額		**766,275**	1,741,560
現金及銀行結餘之(減少)／增加淨額		**(333,055)**	402,804
於年度開始之現金及銀行結餘		**610,354**	210,711
滙率變動之影響		**(22,093)**	(3,161)
於年度終之現金及銀行結餘(除已終止經營業務)		**255,206**	610,354
已終止經營業務之現金及銀行結餘		—	170,952
於年度終之現金及銀行結餘		**255,206**	781,306

截至二零零五年十二月三十一日止年度

	股本 港幣千元	儲備 港幣千元	股東權益 港幣千元	少數股東 權益 港幣千元	總額 港幣千元
於二零零四年十二月三十一日					
按以往呈報	201,564	2,529,671	2,731,235	745,308	3,476,543
往年度調整					
撤銷租賃土地重估儲備及租賃土地攤銷					
(會計準則17)	—	(67,379)	(67,379)	(3,366)	(70,745)
租賃土地轉為投資物業(會計準則40)	—	22,230	22,230	—	22,230
增加撥備(會計準則16、37及					
HK(IFRIC)-Int 1)	—	(13,332)	(13,332)	(18,588)	(31,920)
經重列，於年初調整前	201,564	2,471,190	2,672,754	723,354	3,396,108
年初調整					
可換股債券之股權部份及利息					
(會計準則39)	—	167,611	167,611	—	167,611
註銷負商譽(財務報告準則3)	—	90	90	46	136
於二零零五年一月一日，經重列	**201,564**	**2,638,891**	**2,840,455**	**723,400**	**3,563,855**
兌滙率調整	—	**37,095**	**37,095**	**5,838**	**42,933**
可換股債券之轉換，除税	**33,790**	**573,413**	**607,203**	—	**607,203**
行使認股權而發行之股份	**2,438**	**15,005**	**17,443**	—	**17,443**
認股權之公平值	—	**2,383**	**2,383**	—	**2,383**
來自少數股東之資本	—	—	—	**1,138,480**	**1,138,480**
被視為出售一附屬公司部份					
權益之收益	—	—	—	**(577,123)**	**(577,123)**
被視為出售一附屬公司	—	—	—	**(1,089,524)**	**(1,089,524)**
收購附屬公司	—	—	—	**368**	**368**
可供出售之財務資產之公平值變動	—	**(489,184)**	**(489,184)**	**(777)**	**(489,961)**
本年度溢利	—	**3,644,048**	**3,644,048**	**159,750**	**3,803,798**
2004末期股息	—	**(89,859)**	**(89,859)**	**(4,444)**	**(94,303)**
2005中期股息	—	**(23,771)**	**(23,771)**	—	**(23,771)**
2005特別中期以實物分派股息	—	**(1,229,143)**	**(1,229,143)**	—	**(1,229,143)**
於二零零五年十二月三十一日	**237,792**	**5,078,878**	**5,316,670**	**355,968**	**5,672,638**
於二零零三年十二月三十一日					
按以往呈報	197,797	2,333,890	2,531,687	623,705	3,155,392
往年度調整					
撤銷租賃土地重估儲備及租賃土地攤銷					
(會計準則17)	—	(66,708)	(66,708)	(11,077)	(77,785)
增加撥備(會計準則16、37及					
HK(IFRIC)-Int 1)	—	(13,286)	(13,286)	(18,524)	(31,810)
於二零零四年一月一日，經重列	197,797	2,253,896	2,451,693	594,104	3,045,797
兌滙率調整	—	(6,566)	(6,566)	742	(5,824)
行使認股權而發行之股份	687	4,253	4,940	13,840	18,780
被視為出售一附屬公司部份權益之虧損	—	—	—	10,501	10,501
行使以股代息而發行之股份	3,080	(3,080)	—	4,088	4,088
發行代息股份所產生之儲備	—	39,081	39,081	—	39,081
來自少數股東之資本	—	—	—	88,302	88,302
租賃土地轉為投資物業(會計準則40)	—	22,230	22,230	—	22,230
本年度溢利	—	241,214	241,214	21,157	262,371
2003末期股息	—	(39,643)	(39,643)	—	(39,643)
2004中期股息	—	(40,195)	(40,195)	(9,380)	(49,575)
於二零零四年十二月三十一日	201,564	2,471,190	2,672,754	723,354	3,396,108

1. 一般資料

嘉華國際集團有限公司(「本公司」)及其附屬公司(「本集團」)主要於香港及中國內地從事物業發展及投資，製造、銷售及分銷建築材料。

本公司是在百慕達註冊成立之有限公司，並在香港聯合交易所有限公司主板上市。註冊地址為 Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。主要辦事處為香港北角渣華道191號嘉華國際中心29樓。

於二零零四年十二月三十一日，本集團擁有從事製造、銷售及分銷建築材料業務之銀河娛樂集團有限公司(「銀河娛樂」，原名為嘉華建材有限公司)65.8%之股權。

於二零零五年五月四日，銀河娛樂按每股面值港幣8元發行新股份146,000,000股。於二零零五年七月二十二日，銀河娛樂以收購價港幣18,405,000,000元(部份以發行1,840,519,798銀河娛樂新股支付)完成收購銀河娛樂場股份有限公司附有97.9%經濟權益之88.1%有投票權股份。隨後，本集團佔銀河娛樂之股權由65.8%被攤薄至佔25.9%，令本集團被視作出售銀河娛樂股權。因此銀河娛樂由二零零五年七月二十二日起不再是本集團之附屬公司而成為聯營公司，其業績以權益會計法在綜合財務報表中入賬。

於二零零五年九月十四日，本公司決議按每持有十股本公司股份，獲一股銀河娛樂股份的基準派發特別中期股息。於二零零五年十一月四日派發股息後，本集團佔銀河娛樂之股權進一步攤薄至18.7%，而銀河娛樂股權中50.5%由呂氏家族基金及呂氏家族成員持有。因此，本集團不再對銀河娛樂之管理具重大之影響力，而銀河娛樂則成為本集團之可供出售之財務資產。

於上述被視為出售銀河娛樂及特別股息派發後，本集團終止從事製造、銷售及分銷建築材料之業務。

2. 編製基準

財務報表按照香港會計師公會頒佈之香港財務報告準則(「財務準則」)而編製，採用歷史成本會計法，並就投資物業之重估、可供出售之財務資產及其他投資而作修訂，按公平值列賬。

編製符合財務準則的財務報表需要使用若干關鍵會計估算。這亦需要管理層在應用本公司會計政策過程中行使其判斷。其涉及高度的判斷或複雜性的範疇，或涉及對財務報表屬重大假設和估算的範疇，在附註5中披露。

2. 編製基準(續)

(a) 在二零零五年,本集團採納於二零零五年一月一日或之後開始生效,並與本集團業務有關之下列新訂或經修訂香港財務報告準則、香港會計準則(「會計準則」)及詮釋(「會計實務準則－詮釋」(HK-Int)、「香港(詮釋常務委員會)－詮釋」(HK(SIC)-Int) 及「香港(國際財務報告解釋委員會)－詮釋」(HK(IFRIC)-Int)),(合稱「新香港財務報告準則」):

會計準則1	財務報表之編製
會計準則2	存貨
會計準則7	現金流量表
會計準則8	會計政策、會計估算的變動及錯誤
會計準則10	結算日後事項
會計準則16	物業、機器及設備
會計準則17	租賃
會計準則21	滙率變動之影響
會計準則23	借貸成本
會計準則24	關聯方之披露
會計準則27	綜合及獨立財務報表
會計準則28	聯營公司投資
會計準則31	合營企業投資
會計準則32	金融工具:披露及呈列
會計準則33	每股盈利
會計準則36	資產減值
會計準則37	撥備、或然負債及或然資產
會計準則38	無形資產
會計準則39	金融工具:確認及計量
會計準則39(修訂)	財務資產和財務負債的過渡及初步確認
會計準則40	投資物業
HK-Int 3	收益 — 出售發展中物業之完成前合約
HK(SIC)-Int 12	綜合 — 特殊目的實體
HK(SIC)-Int 15	營運租賃 — 優惠
HK(SIC)-Int 21	所得稅 — 經重估非折舊資產的收回
HK(IFRIC)-Int 1	拆卸、復原及相類似的現存負債之變動
財務準則2	以股份支付之款項
財務準則3	業務合併
財務準則5	可供出售之非流動資產及已終止經營業務

2. 編製基準(續)

會計準則1影響少數股東權益、應佔聯營公司及共同控制實體稅後業績及其他披露的呈報形式，而會計準則24影響關聯方的確認和若干其他關聯方披露。採納新訂會計準則2、7、8、10、21、23、27、28、31、33以及香港(詮釋常務委員會)－詮釋12、15及21並無導致本集團的會計政策出現重大變動。總括而言，主要會計政策變動概括如下：

(1) 採納經修訂會計準則17導致會計政策改變，涉及將預付土地租金由物業、機器及設備以及發展中物業，重新分類為租賃土地及土地使用權。為租賃土地及土地使用權支付之預付款項，採用直線法按租賃期攤銷於損益表中，若出現減值則將減值於損益表中支銷。於以往年度，列於物業、機器及設備內之租賃土地乃按估值或成本扣除累計折舊及減值列賬，而於發展中物業則按成本(包括土地及建築成本)扣除預計虧損準備列賬。

(2) 採納會計準則32及39導致會計政策改變，涉及按公平值透過損益列賬處理的財務資產(包括其他投資)及可供出售之財務資產之分類。這亦導致貸款及應收款、借貸及對沖活動的確認及計量的改變。貸款、應收款及持至到期日投資，以有效息率方法按攤銷成本列賬。借貸最初按公平值扣除所產生的交易成本確認，其後以有效息率方法按攤銷成本列賬。可換股債券的負債部份之公平值乃以相等的非可換股債券之市場利率予以釐定。權益部份在該等債券獲撤銷確認時(不論獲兑換，贖回或已失效)於資本儲備內確認。

    於以往年度，本集團之投資，撇除附屬公司，聯營公司及共同控制實體分類為長期投資及短期投資。因特定長期目標或策略原因持有之證券均列入資產負債表之其他非流動資產，並按成本值扣除減值準備入賬。個別投資之賬面值在每年結算日均作檢討，以評估其公平值是否已下跌至低於其賬面值。為短期價格變動而產生利潤所持有之證券列入資產負債表之流動資產，並按公平值入賬。另外，長期負債及可換股債券按面值計入長期負債。有關發行可換股債券所產生的開支已按融資的有關年期以直線法攤銷。

    由於會計準則39並不容許財務資產及負債根據準則按追溯性之基準確認、撤銷確認或計量。故此，二零零四年十二月三十一日之比較數額並無予以重列。

(3) 採納經修訂會計準則40導致會計政策改變，其中投資物業公平值的變動在損益表中確認。在以往年度，公平值的減少在損益賬支銷，公平值的增加首先與早前損益表估值的減少對銷，餘額撥入投資物業重估儲備。於二零零四年十二月三十一日，投資物業估值低於原值，而重估虧損已在損益表中扣除，所以並無投資物業重估儲備。因此，無需作出往年度調整。

2. 編製基準(續)

(4) 採納財務準則3及會計準則36及會計準則38導致對商譽之會計政策改變。商譽每年作減值測試，及以成本減累積減值虧損列賬。倘收購者佔被購者可識辨資產、負債及或然債務等公平值之權益超過企業合併成本之餘額，即時於損益表中確認。

於以往年度，收購所產生之商譽以一項獨立資產計入資產負債表，並按其估計可使用年期(不超過二十年)，採用直線法攤銷。商譽之賬面值每年檢討，當董事認為出現非暫時性減值時，則會作出撥備。倘淨資產之公平值超過購買代價，則於收購年度或按所購非貨幣資產之加權平均可使用年期內，於損益表內確認該等差額。鑑於此項改變，本集團採用過渡安排，於二零零五年一月一日之年初盈餘儲備中，沖銷負商譽。二零零四年十二月三十一日之比較數額則並未重列。

(5) 採納會計準則16、會計準則37及香港(國際財務報告解釋委員會)－詮釋1後，有關環境復修及其相關資產之撥備的會計政策有所變動。計算環境復修撥備時出現之任何變動，須在其相關資產內予以加入或扣減。撥備貼現之定期計算，在產生時於損益表內確認為財務費用。

過往年度，與環境復修撥備相關之資產成本，並無因為撥備之變動而予以調整。

(6) 採納會計實務準則－詮釋3導致會計政策改變，當中物業銷售於物業之風險及回報轉至買家名下才確認收入。

於以往年度，在建物業之銷售按物業發展期間工程完成比例或已收和應收銷售款比例，兩者中較低者確認收入。本集團已選擇採納過渡安排，改變二零零五年一月一日或以後有關物業銷售之收入確認政策。

(7) 採納財務準則2導致對以股份支付之款項的會計政策有所變動。就取得僱員服務而授出認股權之公平值確認為開支並於損益表入賬。

於以往年度，向僱員授出之認股權並無於損益表內確認為開支。本集團已採用過渡安排，由於所有認股權於二零零五年一月一日或以前已生效，因此無需作出前年度調整。

(8) 採納財務準則5導致關於確認為已終止經營業務之會計政策出現變動。財務準則5闡明當一經營業務，符合分類為「持作出售」之條件或已出售時，該業務乃分類為已終止。

隨著被視為出售銀河娛樂及派發以銀河娛樂股份為實物之特別中期股息後(詳情見附註1)，銀河娛樂不再是集團的附屬公司或聯營公司，其業務因此列為已終止經營業務。

財務準則5之應用並不影響以往年度之財務報表，惟已終止經營業務令業績、現金流量及分部資料之呈列有所變動除外。本集團由二零零五年一月一日起採納財務準則5，有關影響載列於附註7。

2. 編製基準(續)

會計政策已根據有關會計準則之過渡安排而按追溯性基準修訂，惟有關會計準則39、會計實務準則－詮釋3、財務準則2、3及5之會計政策除外。因此，二零零四年之比較數字已就會計政策之變動而重列或修訂。有關變動概括於以下(b)及(c)。

(b) 採納新香港財務報告準則對截至二零零五年十二月三十一日綜合損益表及綜合資產負債表每項之影響詳列如下：

(i) 綜合損益表

	會計準則1 港幣千元	會計準則17 港幣千元	會計準則 32、39 港幣千元	財務準則2 港幣千元	財務準則3 港幣千元	總額 港幣千元
銷售成本		7,281				**7,281**
其他營運收入					18,991	**18,991**
行政費用		(5,077)	12,616	(2,383)		**5,156**
經營溢利						**31,428**
財務費用			(10,471)			**(10,471)**
應佔共同控制實體業績	(17,459)					**(17,459)**
除税前溢利						**3,498**
税項	17,459	587				**18,046**
本年度溢利	—	2,791	2,145	(2,383)	18,991	**21,544**
應佔：						
本公司股東	—	2,104	2,145	(2,383)	18,991	**20,857**
少數股東權益	—	687	—	—	—	**687**
	—	2,791	2,145	(2,383)	18,991	**21,544**

(ii) 綜合資產負債表

	會計準則17 港幣千元	會計準則 32、39 港幣千元	會計準則40 港幣千元	財務準則2 港幣千元	財務準則3 港幣千元	總額 港幣千元
非流動資產						
物業、機器及設備	(70,502)		(2,016,387)			**(2,086,889)**
投資物業			2,016,387			**2,016,387**
租賃土地及土地使用權	70,502					**70,502**
流動資產						
發展物業	(24,185)					**(24,185)**
應收賬款及預付款		(1,279)				**(1,279)**
總資產	(24,185)	(1,279)	—	—	—	**(25,464)**
權益						
股份溢價		15,870				**15,870**
可換股債券儲備		23,109				**23,109**
認股權儲備				2,383		**2,383**
盈餘儲備	(16,446)	(22,281)		(2,383)	18,991	**(22,119)**
少數股東權益	(4,053)					**(4,053)**
總權益						**15,190**
非流動負債						
借貸		(22,878)				**(22,878)**
遞延税項負債	(3,686)	4,901				**1,215**
負商譽					(18,991)	**(18,991)**
負債總額						**(40,654)**
總權益及負債	(24,185)	(1,279)	—	—	—	**(25,464)**

2. **編製基準(續)**

(c) 採納新香港財務報告準則過渡安排對截至二零零四年十二月三十一日綜合損益表及綜合資產負債表之變動詳列如下：

(i) 綜合損益表

	按以往呈報 港幣千元	會計準則1 港幣千元	會計準則17 港幣千元	會計準則 16、37 HK(IFRIC) - Int 1 港幣千元	財務準則5 港幣千元	重列 港幣千元
營業額	1,730,538				(1,312,281)	418,257
銷售成本	(1,548,383)		10,149		1,248,459	(289,775)
毛利	182,155					128,482
其他收益	17,164				(7,638)	9,526
其他營運收入	56,281				(23,829)	32,452
行政費用	(136,755)		(3,168)		54,072	(85,851)
其他營運費用	(41,001)			(110)	22,410	(18,701)
經營溢利	77,844					65,908
投資物業之公平值變動	(8,892)				(103)	(8,995)
財務費用	(13,425)				3,285	(10,140)
應佔溢利減虧損						
共同控制實體	238,976	(40,730)			(13,866)	184,380
聯營公司	3,371	(810)			(2,561)	—
除稅前溢利	297,874					231,153
稅項(支出)/抵免	(42,434)	41,540	60		2,295	1,461
持續經營業務之溢利	255,440					232,614
來自已終止經營業務之溢利	—				29,757	29,757
少數股東權益	(21,117)	3,145	(104)	64	18,012	—
本年度溢利	234,323	3,145	6,937	(46)	18,012	262,371
應佔：						
本公司股東	234,323	—	6,937	(46)	—	241,214
少數股東權益	—	3,145	—	—	18,012	21,157
	234,323	3,145	6,937	(46)	18,012	262,371
	港仙					港仙
經營業務之每股盈利						
基本	11.70					12.09
攤薄	9.90					10.20
持續經營業務之每股盈利						
基本						11.50
攤薄						9.68
已終止經營業務之每股盈利						
基本						0.59
攤薄						0.52

2. 編製基準(續)

(ii) 綜合資產負債表

	按以往呈報 港幣千元	會計準則1 港幣千元	會計準則17 港幣千元	會計準則 32、39 港幣千元	會計準則 40 港幣千元	會計準則 16、37 HK(IFRIC) - Int 1 港幣千元	重列 港幣千元
非流動資產							
物業、機器及設備	1,115,426		(304,803)		(304,568)		506,055
投資物業	—				326,798		326,798
租賃土地及土地使用權	—		257,347				257,347
共同控制實體	440,476	49,263					489,739
聯營公司	18,650						18,650
可供出售之財務資產	—			152,375			152,375
其他非流動資產	304,898			(152,375)		136,049	288,572
	1,879,450						2,039,536
流動資產							
發展物業	4,561,850		(26,389)				4,535,461
應收賬款及預付款	665,360	155,237					820,597
其他流動資產	923,412						923,412
	6,150,622						6,279,470
總資產	8,030,072	204,500	(73,845)	—	22,230	136,049	8,319,006
權益							
股本	201,564						201,564
其他儲備	1,017,733		(57,783)				959,950
盈餘儲備	1,511,938		(9,596)		22,230	(13,332)	1,511,240
股東權益	2,731,235						2,672,754
少數股東權益	1,147,265	(401,957)	(3,366)			(18,588)	723,354
總權益	3,878,500						3,396,108
非流動負債							
借貸	2,675,209	98,015					2,773,224
遞延税項負債	81,474		(3,100)			1	78,375
負商譽	136						136
撥備	—					180,873	180,873
	2,756,819						3,032,608
流動負債							
應付賬款及應計費用	510,432	508,442				(12,905)	1,005,969
借貸之現期部份	844,542						844,542
應付税項	39,779						39,779
	1,394,753						1,890,290
負債總額	4,151,572						4,922,898
總權益及負債	8,030,072	204,500	(73,845)	—	22,230	136,049	8,319,006

2. 編製基準(續)

(d) 尚未生效的準則、已修訂準則及詮釋

本集團並未採納若干已公佈但於二零零六年一月一日或之後開始之會計年度生效之新準則、對現有準則之修訂及詮釋。

於截至二零零六年十二月三十一日止年度生效

會計準則19(修訂)	僱員福利 — 精算盈虧、集體界定福利計劃和披露
會計準則21(修訂)	滙率變更的影響 — 在海外業務的淨投資
會計準則39(修訂)	預測集團內交易的現金流量對沖會計處理
會計準則39(修訂)	公平值期權
會計準則39及財務準則4(修訂)	金融工具：確認及計量與保險合約 — 財務擔保合約
財務準則 6	礦產資源的開採和評估
香港(國際財務報告解釋委員會)－詮釋4	釐定一項安排是否包含租賃
香港(國際財務報告解釋委員會)－詮釋5	對拆卸、復原及環境復修基金權益的權利
香港(國際財務報告解釋委員會)－詮釋6	參予特殊市場 — 電氣及電子設備廢料 — 產生的負債

於截至二零零七年十二月三十一日止年度生效

香港(國際財務報告解釋委員會)－詮釋7	應用會計準則29嚴重通脹經濟中的財務報告下的重列方法
財務準則7及會計準則1的修訂	金融工具：披露，及會計準則1：財務報表的呈報 — 資本披露的修訂補充

本集團已開始評估該等新準則、對現有準則之修訂及詮釋對集團之影響，但現階段未能就其對集團之財務狀況及營運影響作結論。

3. 主要會計政策

編製此財務報表之主要會計政策如下。除了上述附註2(a)提及者外，所應用之會計政策與過往年度所用者貫徹一致。

3.1 綜合基礎

本集團之綜合財務報表包括本公司及其附屬公司截至十二月三十一日止之賬目，並包括集團應佔共同控制實體及聯營公司之收購後業績及儲備。

本年度內購入或售出之附屬公司、共同控制實體或聯營公司之應佔業績由其收購生效日起計或計至出售日止反映在綜合損益表內。

出售附屬公司、共同控制實體或聯營公司之收益或虧損根據出售時應佔之資產淨值及應佔未沖銷商譽計算。

3. 主要會計政策(續)

3.2 附屬公司

附屬公司乃由本集團有權控制其財政及營運政策之公司，一般附帶超過半數投票權的股權(直接或間接)或持有過半數已發行股本。在評定本集團是否控制另一實體時，目前可行使或可兑換的潛在投票權的存在及影響均予考慮。

附屬公司在控制權轉移至本集團之日全面綜合入賬。附屬公司在控制權終止之日起停止綜合入賬。

收購會計法乃用作本集團收購附屬公司的入賬方法。收購的成本根據於交易日期所給予資產、所發行的股本工具及所產生或承擔的負債的公平值計算，另加該收購直接應佔的成本。在企業合併中所收購可識辨的資產以及所承擔的負債及或然負債，首先以彼等於收購日期的公平值計量，而不論任何少數股東權益的數額。收購成本超過本集團應佔所收購可識辨資產淨值公平值的數額記錄為商譽。若收購成本低於所購入附屬公司資產淨值的公平值，該差額直接在損益表確認。

集團內公司之間的交易、交易的結餘及未實現收益予以對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。附屬公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

在本公司之資產負債表內，於附屬公司之投資按成本值扣除減值虧損準備列賬。附屬公司之業績由本公司按已收及應收股息入賬。

3.3 少數股東

少數股東權益即外部股東於附屬公司之經營業績及淨資產值之權益。

本集團視與少數股東之交易為與外部人士之交易。集團因出售其權益予少數股東而產生之盈利及虧損在損益表中記賬。當收購少數股東權益時，其付出代價與應佔收購附屬公司淨資產的賬面值有差額，則產生商譽。

3.4 共同控制實體

共同控制實體乃本集團與合營者以合約協議方式經營業務，共同進行經濟活動，該活動受雙方共同控制，任何一方均沒有單方面之控制權。

共同控制實體以權益法入賬，本集團應佔之業績列入綜合損益表而本集團應佔之資產淨值則計入綜合資產負債表中。

3. 主要會計政策(續)

3.4 共同控制實體(續)

在本公司之資產負債表內，於共同控制實體之投資按成本值扣除減值虧損準備列賬。共同控制實體之業績由本公司按已收及應收股息入賬。

3.5 聯營公司

聯營公司乃非附屬公司或合營公司，但本集團在股權中擁有長期權益，並對其管理有重大影響力，通常附帶有20%－50%投票權的股權。

聯營公司投資以權益法入賬，初始以成本確認。本集團於聯營公司之投資包括收購時已識辨的商譽(扣除任何累計減值虧損)。

本集團應佔收購後聯營公司的溢利或虧損於損益表內確認，而應佔收購後儲備的變動則於儲備賬內確認。投資賬面值會根據累計之收購後儲備變動而作出調整。如本集團應佔一家聯營公司之虧損等於或超過其在該聯營公司之權益，包括任何其他無抵押應收款，本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

本集團與其聯營公司之間交易的未實現收益按集團在聯營公司權益的數額對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。

3.6 商譽

商譽指收購成本高於在收購日集團應佔所收購之附屬公司、共同控制實體及聯營公司之可識辨淨資產之公平值數額。若增持附屬公司，商譽則指收購成本高於所購少數股東份額之賬面值。收購成本以所付予的資產、發行之權益工具及於交易日所產生或承擔之債項的公平值計算，包括因收購而直接產生之費用。

收購附屬公司的商譽包括在無形資產內，收購共同控制實體及聯營公司的商譽包括在其投資內。商譽每年就減值進行測試，並按成本減累計減值虧損列賬。

當收購成本低於所收購淨資產之公平值或所購少數股東份額之賬面值時，其相差為負商譽在損益表內確認。

3. 主要會計政策(續)

3.7 物業、機器及設備

物業、機器及設備按歷史成本減去累計折舊及減值虧損列賬。歷史成本包括收購該項目直接應佔的開支。其後成本只有在與該項目有關的未來經濟利益有可能流入本集團,而該項目的成本能可靠計量時,才包括在資產的賬面值或確認為獨立資產(按適用)。所有其他維修及保養在產生的財政年度內於損益表支銷。

租賃土地上之樓房及裝修按其租賃年期以直接法計算折舊。其他物業、機器及設備則以直線法按其估計可使用年期及下列年率計算折舊:

廠場機器	9至25%
其他資產	10至25%

將資產重修至其正常運作狀態之重大支出均在損益表支銷。裝修改良支出均資本化,並按其對本集團之預計可用年期折舊。資產之剩餘價值及可使用年期在每個結算日進行檢討,及在適當時調整。如可收回價值已低於其賬面值,則將賬面值撇減至可收回價值。

出售資產之收益或虧損指出售所得收入淨額與資產賬面值之差額,並於損益表入賬。

3.8 投資物業

為獲得長期租金收益或資本增值或兩者兼備而持有,且並非由集團內的公司佔用的物業列為投資物業。投資物業包括以永久權持有土地、以營運租賃持有的土地及以融資租賃持有之樓宇。以營運租賃持有的土地,如符合投資物業其餘定義,按投資物業分類及記賬。營運租賃猶如其為融資租賃而記賬。

投資物業初步按其成本計量,包括相關的交易成本。在初步確認後,投資物業按公平值列賬。公平值乃根據外部估值師每年的評估。公平值變動在損益表列賬。

其後支出只有在與該資產有關的未來經濟利益有可能流入本集團,而該資產的成本能可靠衡量時,才計入在資產的賬面值中。所有其他維修及保養成本在產生的財政年度內於損益表支銷。

3. 主要會計政策(續)

3.8 投資物業(續)

若投資物業變成業主自用，會被重新分類為物業、機器及設備，其於重新分類日期的公平值，就會計目的而言變為其成本。現正興建或發展供日後用作投資物業的物業，被分類為發展中物業，並按成本列賬，直至建築或發展完成為止，屆時重新分類為投資物業並其後按投資物業記賬。

若物業、機器及設備的某個項目因其用途改變而成為投資物業，該項目於轉撥日期的賬面值與公平值的任何差額在權益中確認為物業、機器及設備的重估。然而，若公平值收益將以往的減值虧損撥回，該收益於損益表確認。

3.9 資產減值

沒有確定使用年期之資產無需攤銷，但最少每年就減值進行測試，及當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。須作攤銷之資產，當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額於損益表內確認。可收回金額以資產之公平值扣除銷售成本或使用價值兩者之較高者為準。於評估減值時，資產將按可識辦現金流量的最低層次組合。

3.10 投資

本集團將其投資分類如下：按公平值透過損益列賬的財務資產(包括其他投資)、貸款及應收款及可供出售之財務資產。分類方式視乎購入投資目的而定。管理層在初步確認時釐定其投資的分類，並於每個報告日期重新評估有關指定。

(a) *按公平值透過損益列賬的財務資產(包括其他投資)*

按公平值透過損益列賬的財務資產若為持作買賣或預期將於結算日後12個月內變現，則分類為流動資產。財務資產若在購入時主要用作在短期內出售或由管理層如此指定，則分類為此類別。此財務資產初步按公平值確認，交易成本於損益表中支銷，其後按公平值列賬。

(b) *貸款及應收款*

貸款及應收款包括在流動資產內，但到期日由結算日起計超過12個月者，則分類為非流動資產。貸款及應收款以有效息率法按攤銷成本列賬。

3. 主要會計政策(續)

3.10 投資(續)

(c) *可供出售之財務資產*

可供出售之財務資產為非衍生工具，被指定為此類別或並無分類為任何其他類別。除非管理層有意在結算日後12個月內出售該項投資，否則此等資產列在非流動資產內。可供出售之財務資產初步按公平值加交易成本確認，其後按公平值列賬。

投資的購入及出售在交易日確認 — 交易日指本集團承諾購入或出售該資產之日。當從投資收取現金流量的權利經已到期或經已轉讓，而本集團已將擁有權的所有風險和回報實際轉讓時，投資即終止確認。

因為按公平值透過損益列賬的財務資產類別的公平值變動而產生的已實現及未實現盈虧，列入產生期間的損益表內。被分類為可供出售的非貨幣證券公平值變動產生的未實現盈虧，在權益中確認。當分類為可供出售的證券被售出或減值時，累計公平值調整列入損益表作為投資證券的盈虧。

有報價投資的公平值根據當時的買盤價計算。若某項財務資產的市場並不活躍(及就非上市證券而言)，本集團利用重估技術設定公平值。這些技術包括利用近期公平原則交易、參考大致相同的其他工具、貼現現金流量分析和經改良的期權定價模式，以反映發行人的具體情況。

本集團在每個結算日評估是否有客觀證據證明某項財務資產或某組財務資產經已減值。對於分類為可供出售的股權證券，在釐定證券是否已經減值時，會考慮證券公平值有否大幅或長期跌至低於其成本值。若可供出售之財務資產存在此等證據，累計虧損 — 按收購成本與當時公平值的差額，減該財務資產之前在損益表確認的任何減值虧損計算 — 自權益中剔除並在損益表記賬。在損益表確認的股權工具減值虧損不會透過損益表撥回。

3.11 發展物業

發展物業作為流動資產處理，包括租賃土地及土地使用權，以成本減攤銷、建築費用、應佔經常性開支及發展項目之利息支出列賬，扣除可能發生之虧損準備。持作出售用途之已發展物業乃按成本值或可變現淨值二者之較低者入賬。可變現淨值是以預計之銷售價減除估計銷售費用計算。

為租賃土地及土地使用權而支付之成本，採用直線法按租賃期攤銷。在租賃土地物業之建築期或重建期間，租賃土地之攤銷列為發展中物業部份成本。至於在所有其他資產，該等攤銷即時於損益表中確認。

3. 主要會計政策(續)

3.12 應收賬款及預付款

應收賬款及預付款初步以公平值確認，其後利用有效息率法按攤銷成本扣除減值撥備計量。當有客觀證據證明本集團將無法按應收款的原有條款收回所有款項時，即就應收賬款及預付款設定減值撥備。當欠款人遇上重大財政困難、有可能破產及未能或延遲還款時，應視為應收賬款已經減值。撥備金額為資產賬面值與按有效息率貼現的估計未來現金流量的現值兩者的差額。撥備金額在損益表確認。

3.13 存貨

存貨按成本值或可變現淨值二者之較低者入賬。成本以加權平均數作基準，包括物料、直接勞工及應佔之經常性開支。可變現淨值是以預計之銷售價減除估計銷售費用計算。

3.14 現金及現金等價物

現金及現金等價物包括庫存現金及銀行結餘、存於銀行及財務機構於存款日起計三個月內可隨時提取之款項，減除由銀行及財務機構墊支而須於墊支日期起計三個月內償還之金額。

3.15 股本

普通股被列為權益。直接歸屬於發行新股或認股權的新增成本在權益中列為所得款的減少(扣除税項)。

如本公司回購其權益股本，所支付的代價，包括任何直接所佔的新增成本(扣除所得税)，自本公司權益持有人應佔的權益中扣除，而股份將被註銷。

3.16 借貸

借貸初步按公平值並扣除產生的交易成本確認。交易成本為取得、發行或出售某項財務資產或財務負債直接所佔的新增成本。借貸其後按攤銷成本列賬；所得款(扣除交易成本)與贖回價值的任何差額利用有效息率法於貸款期間內在損益表確認。

可換股債券負債部份的公平值利用等價的非可換股債券的市場利率釐定。此金額按攤銷成本基準記錄為負債，直至債券因被兑換或到期而消除為止。所得款的餘額分攤至換股權，在股東權益中確認和列賬，並扣除所得税影響。權益部份在該等債券獲撤銷確認時(不論獲兑換、贖回或已失效)於資本儲備內確認。

除非本集團有無條件權利將負債的結算遞延至結算日後最少12個月，否則借貸分類為流動負債。

3. 主要會計政策（續）

3.17 租賃

如租賃擁有權之重大部份風險和回報由出租人保留，分類為營運租賃。除被分類為投資物業外，為租賃土地及土地使用權支付之預付款項，採用直線法按租賃期攤銷，若出現減值則將減值於損益表中支銷。在租賃土地物業之建築期間，租賃土地及土地使用權之攤銷，在相關資產內資本化。

3.18 撥備

當因過往事件須承擔現有之法律或推定責任，而在解除責任時有可能令到資源流出，同時責任金額能夠可靠地作出估計時，則會確認準備。當預計準備可獲償付，則將償付金確認為一項獨立資產，惟只能在償付金可實質確定時確認。

3.19 遞延税項

遞延税項採用負債法就資產負債之税基與它們在綜合財務報表內之賬面值兩者之暫時差異作全數撥備。然而，若遞延税項來自在交易（不包括企業合併）中對資產或負債的初步確認，而在交易時不影響會計損益或應課税盈虧，則不作記賬。遞延税項採用在結算日前已頒佈或實質頒佈，並在有關之遞延税項資產實現或遞延税項負債結算時預期將會適用之税率（及法例）而釐定。

遞延税項資產是就可能有未來應課税盈利而就此可使用暫時差異而確認。

遞延税項乃就附屬公司，共同控制實體及聯營公司投資之暫時差異而撥備，但假若可以控制時差撥回之時間，而短期時差有可能在可見未來不會撥回則除外。

3.20 僱員福利

(a) *僱員權利、福利及花紅*

根據界定供款退休公積金計劃作出之供款在該年度之損益表內支銷。

僱員在年假和長期服務休假之權利在僱員應享有時確認。本集團為截至結算日止僱員已提供之服務而產生之年假及長期服務休假之估計負債作出撥備。僱員之病假及產假不作確認，直至僱員正式休假為止。

本集團因僱員所提供之服務須承擔於結算日起計算十二個月內全數支付的花紅計劃之現有法律或推定性的責任，而責任金額能夠可靠地作出估算時， 需確立撥備。

3. 主要會計政策(續)

3.20 僱員福利(續)

(b) *以股份為基礎的補償*

本集團設有一項以權益償付、以股份為基礎的補償計劃。僱員為獲取授予認股權而提供的服務的公平值確認為費用。在歸屬期間內將予支銷的總金額參考授予的認股權的公平值釐定，不包括任何非市場既定條件的影響。非市場既定條件包括在有關預期可予以行使的認股權數目的假設中。在每個結算日，本公司修訂其對預期可予以行使認股權數目的估計。本公司在損益表確認對原估算修訂(如有)的影響，並對權益作出相應調整。

3.21 借貸成本

凡直接與收購、建造或製造一項必須經一段時間籌備，以達致預定用途或出售之資產有關之借貸利息及成本，均作為該資產之部份成本。所有其他借貸成本在產生時於損益表支銷。

3.22 收入確認

收益包括集團正常業務範圍內之物業出售及服務之已收或應收代價的公平值。該等收益並扣除增值稅、退貨、回扣和折扣，以及集團內部銷售。收益確認如下：

(a) *物業銷售*

銷售物業之收益在物業的風險及利益轉至買家時確認。

(b) *租金收入*

租金收入扣除支付予承租人之優惠後按租約年期以直線法確認。

(c) *利息收入*

利息收入在考慮未償還本金額及適用利率後按時間比例根據有效息率法確認。

(d) *股息收入*

股息收入在確定有權利收取時確認。

3.23 外幣

(a) *功能和列賬貨幣*

本集團每個實體的財務報表所列項目均以該實體營運所在的主要經濟環境的貨幣(「功能貨幣」)計量。綜合財務報表以港幣呈報，港幣為本公司的功能及列賬貨幣。

3. 主要會計政策(續)

3.23 外幣(續)

(b) *交易及結餘*

外幣交易採用交易日的滙率換算為功能貨幣。除了符合在權益中遞延入賬的現金流量對沖和淨投資對沖外，結算此等交易產生的滙兑盈虧以及將外幣計值的貨幣資產和負債以年終滙率換算產生的滙兑盈虧在損益表確認。

非貨類項目(例如按公平值持有透過損益記賬的權益工具)的換算差額在損益表中呈報為公平值盈虧的一部份。非貨幣項目(例如分類為可供出售之財務資產的權益)的換算差額包括在權益的滙兑儲備內。

(c) *集團公司*

功能貨幣與列賬貨幣不同的所有集團實體的業績和財務狀況按如下方法換算為列賬貨幣：

(i) 每份呈報的資產負債表內的資產和負債按該資產負債表日期的收市滙率換算；

(ii) 每份損益表內的收入和費用按平均滙率換算；及

(iii) 所有由此產生的滙兑差額確認為權益的獨立組成項目。

在綜合賬目時，換算海外實體的淨投資，以及換算借貸及其他指定作為該等投資對沖的貨幣工具所產生的滙兑差額列入股東權益。當售出一項海外業務時，該等滙兑差額在損益表確認為出售盈虧的一部份。

收購海外實體產生的商譽及公平值調整視為該海外實體的資產和負債，並按收市滙率換算。

3.24 分部報告

業務分部指從事提供產品或服務的一組資產和業務，而產品或服務的風險和回報與其他業務分部的不同。地區分部指在某個特定經濟環境中從事提供產品或服務，其產品或服務的風險和回報與在其他經濟環境中營運的分部的不同。已終止經營業務分部與持續經營業務分部分開呈列。

3.25 股息分派

向本公司股東分派的股息在本公司就該股息須承擔現有之法律或推定責任期間內，於財務報表內列為負債。

4. 財務風險管理

4.1 財務風險因素

本集團經營活動面對各種財務風險，包括信貸風險、流動資金風險、現金流量及公平值利率風險、外幣風險和價格風險。集團整體的風險管理針對不可預測的金融市場和尋求降低潛在的負面因素對集團財務表現所帶來的風險。

財務風險管理由財務部根據由董事會批准的政策執行。

(a) *信貸風險*

本集團沒有集中於單一債務人單一或債務人組合的信貸風險。集團的政策是確保將產品銷售給有良好信用記錄的客戶。

(b) *流動資金風險*

流動資金風險指本集團未能應付現有到期債項之風險。

本集團藉着維持流動資金政策內訂下之審慎比率及限額，計量和監管其流動資金，包括本集團資產、負債、借款及承擔之流動性架構。

本集團亦設置穩建水平之流動資產，以確保有充裕之可動用流動現金，應付日常業務中任何突如其來之巨額現金需求。此外，亦設立備用信貸額以提供緊急流動資金支援。

(c) *現金流量及公平值利率風險*

利率風險為市場利率變動對本集團帶來負面影響之風險。

集團的政策是建立長期銀行信貸以應付其於香港及中國內地的長期投資。政策也包括對利率走勢作緊密監控及當有利的利率價格出現時，轉換及訂立新的銀行信貸。

(d) *外幣風險*

由於外幣經營活動有限，本集團並無重大滙率風險。因綜合賬目而換算海外實體的淨資產所產生的滙兑風險承擔，在滙兑儲備中入賬。

(e) *價格風險*

本集團持有的投資分類為可供出售之財務資產或其他投資，本集團就此承受股權證券的價格風險。

4. 財務風險管理（續）

4.2 公平值的估計

在活躍市場買賣的金融工具之公平值系依據結算日的市場報格列賬。本集團持有的財務資產的市場報價為當時買盤價；而財務負債的適當市場報價為當時賣盤價。

非公開交易的證券及其他金融工具的公平值系通過各種方法並依據結算日市場實際情況作出的假設進行評價。

長期借貸的公平值是按預期未來之付款額以市場利率貼現計算。

流動財務資產及負債、應收款及預付款、現金及現金等價物、應付款及應計部份及流動借貸的賬面價值減估計信貸調整，被假定接近其公平值。

5. 關鍵會計估算及判斷

編制本財務報表過程中，本集團根據以往經驗及其他因素，包括預期日後在合理情況下相信會出現之事件，對所作之會計估算和判斷持續進行評估。本集團就未來作出估算和假設，而所得出之會計估算難免偏離實際相關業績。對資產及負債之賬面值有重大影響之估算及假設討論如下：

(a) 投資物業公平值之估計

投資物業之公平值，由獨立專業測計師以公開市值基準測定。在作出判斷時，所考慮之假設主要為結算日當時之市場情況及適當的資本化比率。該等估算會定期以本集團真實之成交及市場資訊作比較。

(b) 資產減值

本集團每年測試有使用年限的商譽或資產是否出現減值。當有事情或情況改變而顯示資產之賬面值高於其可收回金額時，作減值檢討。資產或現金產生單位的可收回金額按照使用價值而釐定。此等計算需要利用估算，如貼現率、未來利潤及增長率。

(c) 所得税

本集團需要在多個司法權區繳納所得税。在釐定全球所得税撥備時，需要作出重大判斷。在一般業務過程中，有許多交易和計算所涉及的最終税務釐定都是不確定的。本集團根據對是否需要繳付額外税款的估計，就潛在之税務風險確認負債。如此等事件的最終税務後果與最初記錄的金額不同，此等差額將影響作出此等釐定期間的所得税和遞延税撥備。

(d) 可換股債券

可換股債券之公平值，由獨立專業測計師以市場價格而估計。市場價格乃根據該金融工具於市場之實際成交或相類似之金融工具之成交個案而釐定。

5. **關鍵會計估算及判斷(續)**

(e) **以股份支付之款項**

授出之認股權之公平值，由獨立專業測計師以認股權授出日之公平值釐定。此乃根據多項假設而產生，包括波幅、認股權之年期、股息分派率及無風險年利率，但不包括任何非市場既定條件之影響。

6. **分部資料**

集團主要從事物業發展和投資及機器貿易。隨著被視為出售銀河娛樂(附註1)，本集團終止經營製造、銷售及分銷建築材料。此外並沒有其他重大獨立分部業務。根據集團內部財務報告及經營業務，主要分部報告以業務分部呈列，而地區分部為次要分部。分部資產主要包括物業、機器及設備、其他非流動資產、存貨、物業、應收賬款及預付款，主要不包括部份投資、現金和銀行結餘及可收回稅項。分部負債主要包括應付賬款、應計費用及撥備。而分部之間沒有任何銷售或貿易交易。

業務分部資料如下：

	持續經營業務 地產 港幣千元	 貿易 港幣千元	 未經分類 港幣千元	 合計 港幣千元	已終止 經營業務 港幣千元
截至二零零五年十二月三十一日止年度					
營業額	226,330	62,977	—	289,307	546,158
其他收益	2,609	8	2,681	5,298	20,142
經營溢利／(虧損)	46,433	552	(13,423)	33,562	9,298
投資物業之公平值變動				348,679	—
財務費用				(36,689)	(5,998)
應佔溢利減虧損					
共同控制實體				47,697	7,945
聯營公司				—	1,492
除稅前溢利				393,249	12,737
稅項				(142,869)	(280)
除稅後溢利				250,380	12,457
被視為出售部份股權之收益				—	3,611,466
應佔虧損				—	(70,505)
本年度溢利				250,380	3,553,418
資本費用	5,607	123	—	5,730	24,465
折舊	2,913	83	—	2,996	36,440
攤銷	35,654	—	—	35,654	19,307
上市證券投資之公平值虧損／(收益)	—	—	1,204	1,204	(81)
於二零零五年十二月三十一日					
分部資產	6,387,786	29,428	2,691,065	9,108,279	
共同控制實體	577,261	—	—	577,261	
未經分類資產				297,700	
資產總額				9,983,240	
分部負債	697,297	18,712	3,228	719,237	
未經分類負債				3,591,365	
負債總額				4,310,602	

6. 分部資料(續)

	持續經營業務				已終止
	地產	貿易	未經分類	合計	經營業務
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
截至二零零四年十二月三十一日止年度					
營業額	356,671	61,586	—	418,257	1,312,281
其他收益	7,034	10	2,482	9,526	7,638
經營溢利	55,843	415	9,650	65,908	29,308
投資物業之公平值變動				(8,995)	103
財務費用				(10,140)	(3,285)
應佔溢利減虧損					
共同控制實體				184,380	13,866
聯營公司				—	2,561
除税前溢利				231,153	42,553
税項抵免／(支出)				1,461	(2,295)
本年度溢利				232,614	40,258
被視為出售部份股權之虧損					(10,501)
					29,757
資本費用	2,454	17	—	2,471	73,039
折舊	2,591	102	—	2,693	71,143
攤銷	37,808	—	—	37,808	39,287
上市證券投資之公平值(收益)／虧損	—	—	(16,128)	(16,128)	933

	地產	貿易	未經分類	小計	建築材料	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零四年十二月三十一日						
資產總額	5,051,008	16,175	10,270	5,077,453	1,802,417	6,879,870
共同控制實體	241,496	—	—	241,496	248,243	489,739
聯營公司	—	—	—	—	18,650	18,650
未經分類資產						930,747
資產總額						8,319,006
分部負債	563,705	7,030	2,809	573,544	613,298	1,186,842
未經分類負債						3,736,056
負債總額						4,922,898

按地區分佈之分析如下：

	持續經營業務		已終止經營業務			
	營業額	經營溢利／(虧損)	營業額	經營溢利	資本費用	資產總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
截至二零零五年十二月三十一日止年度						
香港	129,115	(8,762)	242,417	5,900	2,060	4,907,515
中國內地	88,275	39,755	303,741	3,398	3,525	4,878,348
新加坡	8,940	2,017	—	—	22	165,292
日本	62,977	552	—	—	123	32,085
	289,307	**33,562**	**546,158**	**9,298**	**5,730**	**9,983,240**
截至二零零四年十二月三十一日止年度						
香港	271,591	49,026	474,938	8,577	1,914	3,709,013
中國內地	75,890	11,744	837,343	20,731	528	4,421,887
新加坡	9,190	4,723	—	—	12	169,035
日本	61,586	415	—	—	17	19,071
	418,257	65,908	1,312,281	29,308	2,471	8,319,006

7. 已終止經營業務

建築材料	二零零五年 港幣千元	二零零四年 港幣千元
營業額	**546,158**	1,312,281
其他收益	**20,142**	7,638
經營溢利	**9,298**	29,308
投資物業之公平值變動	**—**	103
財務費用	**(5,998)**	(3,285)
應佔溢利減虧損		
共同控制實體	**7,945**	13,866
聯營公司	**1,492**	2,561
除稅前溢利	**12,737**	42,553
稅項	**(280)**	(2,295)
本期間／年度溢利	**12,457**	40,258
被視為出售部份股權之收益／(虧損)	**3,611,466**	(10,501)
應佔虧損	**(70,505)**	—
已終止經營業務之溢利	**3,553,418**	29,757
經營之現金流量	**4,435**	(15,276)
投資之現金流量	**(87,566)**	(208,435)
融資之現金流量	**1,192,300**	86,566
現金及銀行結餘之增加／(減少)淨額	**1,109,169**	(137,145)
滙率變動之影響	**242**	1,743
於期間／年度開始之現金及銀行結餘	**170,952**	306,354
總現金流量	**1,280,363**	170,952

銀河娛樂於本年不再是本集團之附屬公司，因此其所經營之製造、銷售及分銷建築材料業務則列為已終止經營業務(附註1)。

8. 營業額及其他收益

	二零零五年 港幣千元	二零零四年 港幣千元
營業額		
物業銷售	**126,285**	332,135
租金收入	**100,045**	24,536
貨品銷售	**62,977**	61,586
	289,307	418,257
其他收益		
銀行存款利息收入	**2,410**	1,231
按揭貸款利息收入	**1,296**	6,488
上市證券投資股息收入	**1,592**	1,807
	5,298	9,526
總收益	**294,605**	427,783

9. 經營溢利

	二零零五年 港幣千元	二零零四年 港幣千元
經營溢利已計入：		
上市證券投資所得股息	**1,592**	1,807
上市證券投資之公平值變動	**—**	16,128
收購一共同控制實體之負商譽	**19,991**	—
滙兑溢利淨額	**31,914**	7,314
及已扣除：		
銷售存貨成本	**55,360**	53,236
折舊	**2,996**	2,693
攤銷		
租賃土地及土地使用權	**35,654**	35,356
可換股債券之發行費用	**—**	2,452
員工成本包括董事酬金*(a)*	**94,984**	84,373
核數師酬金		
核數費用	**989**	946
非核數費用	**1,193**	871
上市證券投資之公平值變動	**1,204**	—
出售物業、機器及設備虧損	**117**	97
出售非上市投資虧損	**—**	7,800
房地產之經營租賃租金	**852**	—
投資物業的支出		
產生租金收入的投資物業的直接營運費用	**2,645**	2,122
不產生租金收入的投資物業的直接營運費用	**430**	821

(a) 員工成本包括認股權之公平值為港幣2,383,000元(二零零四年：無)。

10. 財務費用

	二零零五年 港幣千元	二零零四年 港幣千元
利息支出		
銀行貸款、透支及其他	**95,493**	49,715
可換股債券之財務費用	**10,759**	3,241
資本化作為興建中物業成本	**(69,563)**	(42,816)
	36,689	10,140

從一般借貸得來並用作物業發展之資金以年率介乎於2%至4%(二零零四年：1%至5%)計入物業發展成本內。

11. 董事酬金

姓名	袍金 港幣千元	薪金、津貼及非現金利益 港幣千元	酌情花紅 港幣千元	退休計劃的供款 港幣千元	認股權(a) 港幣千元	**二零零五年合計 港幣千元**	二零零四年合計 港幣千元
呂志和	160	4,200	294	428	155	**5,237**	4,669
呂耀東	160	3,123	234	294	154	**3,965**	4,451
倫贊球	80	2,100	74	105	77	**2,436**	2,149
許淇安	80	1,800	125	12	66	**2,083**	1,562
羅志聰	114	1,805	126	78	61	**2,184**	1,814
鄧呂慧瑜	160	1,393	88	208	107	**1,956**	1,416
鍾逸傑爵士	80	—	—	—	—	**80**	50
梁文建	80	600	—	—	46	**726**	2,041
吳樹熾	80	—	—	—	—	**80**	50
黃乾亨	160	—	—	—	35	**195**	70
李東海	80	—	—	—	58	**138**	50
陳有慶	80	—	—	—	58	**138**	50
張惠彬	320	—	—	—	69	**389**	140
廖樂柏	50	—	—	—	58	**108**	—
	1,684	15,021	941	1,125	944	**19,715**	18,512

(a)： 根據財務準則2，按本公司認股權計劃授予董事的認股權之價值，乃以其公平值在本年之損益表入賬。因財務準則2在二零零五年一月一日後始生效及毋須就於二零零五年一月一日或以前已生效之認股權按追溯性作調整，故此二零零四年之酬金不包括授出認股權之價值。

12. 五位最高薪酬人士

本年度集團最高薪酬的五位人士包括四位(二零零四年：兩位)董事，他們的薪酬在附註11中反映。本年度支付予其餘一位(二零零四年：三位)人士的薪酬如下：

	二零零五年 港幣千元	二零零四年 港幣千元
薪金及其他酬金	**2,170**	7,609
退休福利	**193**	322
酌情花紅	**153**	—
認股權	**80**	—
	2,596	7,931

該位人士(二零零四年：三位)的薪酬組別如下：

	僱員人數 二零零五年	二零零四年
港幣2,000,001元至港幣2,500,000元	—	2
港幣2,500,001元至港幣3,000,000元	**1**	—
港幣3,000,001元至港幣3,500,000元	—	1
	1	3

13. 退休福利計劃

本集團根據職業退休計劃條例及強積金條例，在香港設有兩種界定供款計劃。兩種計劃之所有資產由獨立基金管理，並與本集團之資產分開持有。強積金供款根據強積金條例執行， 而職業退休計劃之供款則為僱員基本薪金之5%至10%(視乎有關僱員之服務年資而定)減去相關之強積金強制性供款。倘僱員在享有僱主供款利益之全數前退出職業退休計劃，所沒收之供款可用以扣減本集團向該計劃之供款。

13. 退休福利計劃(續)

本集團亦為其在中國內地員工根據各省及市政府法規而制訂之退休福利計劃供款，每月供款額為僱員基本工資之5%至22%視乎當地規例而定。除以上供款外，集團沒有其他責任為僱員支付養老及退休福利金。

於本年度自損益表內扣除之退休福利計劃開支，包括本集團對退休計劃之供款額港幣11,420,000元(二零零四年：港幣16,124,000元)，減除沒收之供款港幣144,000元(二零零四年：港幣518,000元)，於結算日沒有剩餘款額(二零零四年：無)可用作扣減未來的供款。

14 稅項支出／(抵免)

	二零零五年 港幣千元	二零零四年 港幣千元
本年度稅項		
香港利得稅	**2,867**	1,311
海外稅項	**227**	4,179
遞延稅項 *(附註36)*	**139,775**	(6,951)
	142,869	(1,461)

香港利得稅乃按照本年度估計應課稅溢利減承前可用之稅項虧損後依17.5%(二零零四年：17.5%)稅率提撥。於海外經營業務產生之應課稅溢利乃按有關國家適用之稅率作出準備。

截至二零零五年十二月三十一日止年度，應佔共同控制實體之稅項為港幣17,185,000元(二零零四年：港幣39,974,000元)，已計入損益表內應佔共同控制實體溢利減虧損之中。

本集團除稅前溢利之稅項與採用適用稅率(即本集團營業地區之適用稅率之加權平均數)而計算之理論稅款有異，詳情如下：

	二零零五年 港幣千元	二零零四年 港幣千元
稅前盈利	**393,249**	231,153
按適用稅率之稅項	**120,184**	7,401
毋須課稅之收入	**(9,257)**	(13,589)
不可扣稅之支出	**18,228**	7,440
使用先前未確認之稅務虧損	**(3,909)**	(7,370)
未確認之稅務虧損	**17,291**	4,695
往年度撥備剩餘	**332**	(38)
稅項支出／(抵免)	**142,869**	(1,461)

15. 股東應佔公司溢利

計入本公司財務報表之股東應佔溢利為港幣1,187,969,000元(二零零四年：港幣88,371,000元)。

16. 股息

	二零零五年 港幣千元	二零零四年 港幣千元
中期現金股息，每股港幣1仙(二零零四年：以股代息附現金選擇權，每股港幣2仙)	**23,771**	40,195
建議末期以股代息附現金選擇權，每股港幣1仙(二零零四年：現金股息，每股港幣4仙)(a)	**23,972**	89,859
	47,743	130,054
特別中期股息，以實物分派(二零零四年：無)(b)	**1,229,143**	—
	1,276,886	130,054
部份股息以現金支付，詳細資料如下：		
中期	**23,771**	33,284
末期	—	89,859
	23,771	123,143

(a) 董事會建議末期以股代息，附現金選擇權，每股港幣1仙(二零零四年：現金股息，每股港幣4仙)。此項股息將於截至二零零六年十二月三十一日止年度列作盈餘儲備中分派。

(b) 董事會於二零零五年九月十四日決議派發特別中期股息按每持有十股本公司股份，獲派一股銀河娛樂股份的基準於二零零五年十一月四日派發。

17. 每股盈利

本年度之每股基本及攤薄盈利之計算如下：

	持續經營業務		已終止經營業務	
	二零零五年 港幣千元	二零零四年 港幣千元	二零零五年 港幣千元	二零零四年 港幣千元
股東應佔本公司溢利	**94,638**	229,467	**3,549,410**	11,747
具攤薄作用之潛在普通股之影響：				
可換股債券之利息，除税	—	2,675	—	—
未攤銷之可換股債券發行費用，除税	—	(11,464)	—	—
用以計算每股攤薄盈利之溢利	**94,638**	220,678	**3,549,410**	11,747

	股份數目	
	二零零五年	二零零四年
用以計算每股基本盈利之股份加權平均數	**2,311,056,000**	1,996,230,000
具攤薄作用之潛在普通股之影響：		
可換股債券	—	265,522,000
認股權	**19,123,000**	17,563,000
用以計算每股攤薄盈利之股份加權平均數	**2,330,179,000**	2,279,315,000

二零零五年度可換股債券具反攤薄作用，因此計算每股攤薄盈利時不包括可換股債券。

18. 物業、機器及設備

集團

	樓房 港幣千元	廠場機器 港幣千元	其他資產 港幣千元	總額 港幣千元
成本				
二零零四年十二月三十一日	83,192	700,383	312,444	1,096,019
兌滙率調整	91	—	(91)	—
添置	98	20,073	9,861	30,032
來自發展物業	12,137	—	—	12,137
出售	—	(1,929)	(6,150)	(8,079)
被視為出售一附屬公司	(40,394)	(716,027)	(291,573)	(1,047,994)
二零零五年十二月三十一日	55,124	2,500	24,491	82,115
累積折舊				
二零零四年十二月三十一日	14,165	396,713	179,086	589,964
兌滙率調整	39	—	(87)	(48)
本年折舊	1,535	23,037	14,864	39,436
出售	—	(1,886)	(4,856)	(6,742)
被視為出售一附屬公司	(5,293)	(417,864)	(171,312)	(594,469)
二零零五年十二月三十一日	10,446	—	17,695	28,141
賬面淨值				
二零零五年十二月三十一日	**44,678**	**2,500**	**6,796**	**53,974**
成本				
二零零三年十二月三十一日	66,965	668,523	317,301	1,052,789
兌滙率調整	—	—	67	67
添置	16,227	42,448	9,293	67,968
出售	—	(10,588)	(14,217)	(24,805)
二零零四年十二月三十一日	83,192	700,383	312,444	1,096,019
累積折舊				
二零零三年十二月三十一日	10,720	360,423	162,644	533,787
兌滙率調整	—	—	35	35
本年折舊	3,445	42,782	27,609	73,836
出售	—	(6,492)	(11,202)	(17,694)
二零零四年十二月三十一日	14,165	396,713	179,086	589,964
賬面淨值				
二零零四年十二月三十一日	69,027	303,670	133,358	506,055

賬面值港幣42,881,000元(二零零四年:港幣31,552,000元)的樓房已抵押予銀行作為集團信貸的擔保。其他資產包括躉船、傢俬及設備、租賃物業裝修及汽車。

19. 投資物業

集團

	二零零五年 港幣千元	二零零四年 港幣千元
年初	**326,798**	308,904
兌滙率調整	**(1,849)**	3,389
來自發展物業／租賃土地及土地使用權	**1,408,259**	23,397
被視為出售一附屬公司	**(65,500)**	—
公平值變動	**348,679**	(8,892)
年終	**2,016,387**	326,798

(a) 海外之長期租賃投資物業於二零零五年十二月三十一日由獨立專業測計師 CB Richard Ellis (Pte) Ltd. 採用公開市值基準重估為港幣84,449,000元。海外之中期租賃投資物業於二零零五年十二月三十一日由獨立專業測計師 Knight Frank Hong Kong Limited 及 Savills Property Services (Shanghai) Company Limited 採用公開市值基準重估為港幣1,808,338,000元。香港之長期租賃投資物業於二零零五年十二月三十一日由獨立專業測計師第一太平戴維斯香港有限公司採用公開市值基準重估為港幣123,600,000 元。

(b) 賬面值港幣2,016,387,000元(二零零四年： 港幣261,298,000元)的投資物業已抵押予銀行作為集團信貸的擔保。

(c) 本集團並沒有已簽約但未撥備之將來維修及保養。

20. 租賃土地及土地使用權

集團

	香港 港幣千元	海外 港幣千元	二零零五年 港幣千元	二零零四年 港幣千元
長期租賃	67,826	—	**67,826**	255,498
中期租賃	—	2,676	**2,676**	1,849
	67,826	2,676	**70,502**	257,347

租賃土地及土地使用權的權益指預付營運租賃款。賬面值港幣68,705,000元(二零零四年：港幣255,498,000元)的租賃土地及土地使用權已抵押予銀行作為集團信貸的擔保。

	二零零五年 港幣千元	二零零四年 港幣千元
年初	**257,347**	283,064
來自發展物業	**879**	—
添置	—	3,397
轉至投資物業	—	(23,397)
被視為出售一附屬公司	**(183,971)**	—
預付營運租賃款的攤銷	**(3,753)**	(5,717)
年終	**70,502**	257,347

21. 共同控制實體

集團

	二零零五年 港幣千元	二零零四年 港幣千元
年初	**489,739**	194,638
收購	**458,559**	100,290
應佔之業績		
除稅前溢利	**73,101**	238,976
稅項	**(17,459)**	(40,730)
應佔滙兑儲備	**9,511**	(212)
股息	**(180,000)**	(3,223)
被視為出售一附屬公司	**(256,190)**	—
年終	**577,261**	489,739

本集團應佔共同控制實體之總資產、負債及業績如下：

	二零零五年 港幣千元	二零零四年 港幣千元
資產		
非流動資產	**232,955**	292,443
流動資產	**1,133,896**	547,107
負債		
長期負債	**(117,610)**	(101,564)
流動負債	**(671,980)**	(248,247)
淨資產	**577,261**	489,739
收入	**252,787**	1,109,611
費用	**(179,686)**	(870,635)
除稅前溢利	**73,101**	238,976
代表：		
持續經營業務	**64,882**	224,354
已終止經營業務	**8,219**	14,622
	73,101	238,976

本集團共同控制實體的資料，詳見附註47(b)。於二零零五年十二月三十一日，共同控制實體並沒有重大之或然負債。

公司

	二零零五年 港幣千元	二零零四年 港幣千元
非上市投資，成本	**438,568**	—

22. 附屬公司

公司

		二零零五年 港幣千元	二零零四年 港幣千元
(a)	非上市投資，成本減撥備	**259,561**	259,561

董事會認為對集團業績或資產淨值有重大影響之附屬公司，資料詳見附註47(a)。

(b) 應收貸款為無抵押及無固定還款期，但須依據當時之市場利率收取利息。應收賬款為無抵押、免息及無固定還款期。

23. 聯營公司

集團

	二零零五年 港幣千元	二零零四年 港幣千元
年初	**18,650**	16,098
應佔業績		
除税前(虧損)／溢利	**(68,830)**	3,371
税項	**(183)**	(810)
應佔滙兑儲備	—	(9)
被視為出售－附屬公司	**(20,143)**	—
來自被視為出售－附屬公司 *(附註42b)*	**4,478,360**	—
以實物分派股息 *(附註16)*	**(1,229,143)**	—
轉至可供出售之財務資產	**(3,178,711)**	—
年終	—	18,650

本集團應佔聯營公司之總資產、負債及業績如下：

	二零零五年 港幣千元	二零零四年 港幣千元
資產		
非流動資產	—	6,265
流動資產	—	24,118
負債		
長期負債	—	(4,116)
流動負債	—	(7,617)
淨資產	—	18,650
收入	**116,700**	39,528
費用	**(185,530)**	(36,157)
除税前(虧損)／溢利	**(68,830)**	3,371

24. 可供出售之財務資產

集團

	二零零五年 港幣千元	二零零四年 港幣千元
香港上市		
市值	**2,690,556**	152,375

於二零零五年可供出售之財務資產為集團應佔在香港註冊成立之銀河娛樂集團有限公司(「銀河娛樂」,原名為嘉華建材有限公司)之18.7%權益。其主要從事娛樂和銷售、製造及分銷建築材料。二零零五年之財務資產沒有減值準備。

25. 其他非流動資產

集團

	二零零五年 港幣千元	二零零四年 港幣千元
遞延支出		
清除表土費用	—	99,679
石礦場發展費用	—	14,073
可換股債券之發行費用	—	13,896
	—	127,648
石礦場改善費用	—	136,049
遞延應收賬款	—	6,707
按揭貸款	**8,277**	18,168
	8,277	288,572

按揭貸款是借予購買本集團物業之買方及以有關物業作第二抵押。按揭貸款之現期部份,已包括於其他應收款內。二零零五年的按揭貸款減值虧損為港幣3,039,000元(二零零四年:無),此項虧損已列損益表的「其他營運費用」內。

26. 發展物業

集團

	已落成 港幣千元	興建中 港幣千元	**二零零五年 港幣千元**	二零零四年 港幣千元
租賃土地及土地使用權	52,135	1,801,845	**1,853,980**	1,935,636
發展成本	92,860	2,187,198	**2,280,058**	2,599,825
	144,995	3,989,043	**4,134,038**	4,535,461

租賃土地及土地使用權的權益指預付營運租賃款，按其租賃年期分析如下：

	香港 港幣千元	海外 港幣千元	**二零零五年 港幣千元**	二零零四年 港幣千元
長期租賃	12,666	982,499	**995,165**	1,015,361
中期租賃	858,815	—	**858,815**	920,275
	871,481	982,499	**1,853,980**	1,935,636

27. 存貨

集團

	二零零五年 港幣千元	二零零四年 港幣千元
石料及沙	—	36,959
混凝土管筒及磚	—	16,762
水泥	—	8,750
零件	—	22,620
雜項存貨	—	8,084
	—	93,175

28. 應收賬款及預付款

	集團		公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	港幣千元	港幣千元	**港幣千元**	港幣千元
應收貿易賬款，扣除撥備	**23,756**	471,934	—	—
其他應收賬款，扣除撥備	**105,781**	130,293	—	—
應收共同控制實體款項	—	155,237	—	—
預付款	**5,008**	63,133	**420**	270
	134,545	820,597	**420**	270

本集團根據當地有關行業之標準制定信貸政策。本集團給予香港客戶之信用期限平均一般介乎30天至60天，而給予中國內地客戶之信貸期限則介乎120天至180天。此政策由管理層作定期檢討。

按現行市場利率計算，應收賬款、預付款及應收共同控制實體款項之賬面值與其公平值相近。

應收賬款及預付款約52%(二零零四年：71%)的貨幣以人民幣、日元及星加坡元為單位。

因集團有眾多客戶，故應收貿易賬款並無集中的信貸風險。

本集團於應收貿易賬款及其他應收賬款之減值虧損為港幣20,553,000元(二零零四年：無)，此虧損已列入損益表之「其他營運費用」內。

下列為集團之貿易應收賬款依發票日期計算及扣除呆壞賬之撥備後之賬齡分析：

	二零零五年	二零零四年
	港幣千元	港幣千元
一個月內	**14,566**	135,270
二至三個月	**3,137**	157,988
四至六個月	**987**	89,423
六個月以上	**5,066**	89,253
	23,756	471,934

29. 其他投資

集團

	二零零五年	二零零四年
	港幣千元	港幣千元
香港上市之股票，市值	**39,126**	44,547

30. 現金及銀行結餘

	集團		公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	港幣千元	港幣千元	**港幣千元**	港幣千元
銀行及庫存現金	**203,268**	295,103	**584**	239
短期銀行存款	**51,938**	486,203	**—**	320,654
	255,206	781,306	**584**	320,893

短期銀行存款的有效息率為3.0%(二零零四年：0.6%)；此等存款的平均到期日為54天(二零零四年：30天)。

現金及銀行結餘中包括港幣25,074,000元(二零零四年：港幣24,476,000元)，此等款項已被抵押或在若干情況下須用於指定用途。

31. 應付賬款及應計費用

	集團		公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	港幣千元	港幣千元	**港幣千元**	港幣千元
貿易應付賬款	**210,515**	300,403	**—**	—
其他應付賬款	**29,944**	79,849	**1,763**	1,547
應付共同控制實體款項	**69,007**	204,500	**—**	—
應付少數股東款項	**208,341**	303,942	**—**	—
應計營運費用	**24,833**	88,403	**1,424**	181
已收按金	**176,597**	28,872	**—**	—
	719,237	1,005,969	**3,187**	1,728

應付共同控制實體款項為無抵押、免息及無固定還款期。

應付少數股東款項為無抵押及無固定還款期，但須依據當時之市場利率計算利息。

按現行市場利率計算，應付賬款及應計費用之賬面值與其公平值相近。

應付賬款及應計費用約79%(二零零四年：30%)的貨幣以人民幣、日元及星加坡元為單位。

31. 應付賬款及應計費用（續）

本集團之貿易應付賬款依發票日期計算之賬齡分析如下：

	二零零五年 港幣千元	二零零四年 港幣千元
一個月內	**209,998**	186,800
二至三個月	**517**	63,237
四至六個月	—	26,502
六個月以上	—	23,864
	210,515	300,403

32. 股本

	二零零五年		二零零四年	
	每股面值港幣一角之普通股	**港幣千元**	每股面值港幣一角之普通股	港幣千元
法定：				
年初	**5,000,000,000**	**500,000**	3,888,000,000	388,800
增加法定普股本*(a)*	—	—	1,112,000,000	111,200
年末	**5,000,000,000**	**500,000**	5,000,000,000	500,000
發行及繳足：				
年初	**2,015,644,738**	**201,564**	1,977,968,748	197,797
行使認股權*(b)*	**24,383,000**	**2,438**	6,875,000	687
可換股債券之轉換*(c)*	**337,893,311**	**33,790**	—	—
發行以股代息股份	—	—	30,800,990	3,080
年末	**2,377,921,049**	**237,792**	2,015,644,738	201,564

(a) 按照二零零四年五月三十一日通過之特別決議案，本公司增加每股面值港幣一角之普通股1,112,000,000，將法定普通股股本由港幣388,800,000元增加至港幣500,000,000元。

(b) 年內，因行使認股權而發行24,383,000股股份之認股權已獲行使。其中港幣2,438,000元已入賬為股本，餘下之金額港幣15,005,000元則入賬為股份溢價。

(c) 年內，面值港幣760,260,000元之可換股債券已被轉換為本公司337,893,311股普通股。其中港幣33,790,000元已入賬為股本，餘下之金額則入賬為股份溢價。

33. 認股權計劃

按照本公司之認股權計劃，可認購本公司普通股之認股權已授予選定之行政人員。根據認股權計劃，認股權將授予本公司或其聯屬公司之董事、高級行政人員或僱員及其他合資格承受人。認股權之行使價以授出日期前五個營業日的股份平均收市價釐定。每宗授出之認股權均收取港幣一元正為代價。此認股權須受一年持有期限制。董事會決定可根據認股權認購股份之期限，但該段期間不得超逾認股權授出日期起計十年。

本年度尚未行使之認股權變動及其相關之加權利平均行使價如下：

	平均行使價 每股港幣	**二零零五年 認股權數目**	平均行使價 每股港幣	二零零四年 認股權數目
年初	**0.7524**	**27,831,000**	0.7163	39,767,000
授出	**1.9060**	**20,729,000**	—	—
已行使	**0.7154**	**(24,383,000)**	0.7221	(6,725,000)
已失效	**1.5210**	**(700,000)**	0.5162	(5,211,000)
年末	**1.7865**	**23,477,000**	0.7524	27,831,000
年末可行使	**1.0423**	**3,248,000**	0.7524	27,831,000

年內，在行使時有關之加權平均股價為每股港幣2.1403元（二零零四年：港幣1.6781元）。於二零零五年十二月三十一日尚未行使的認股權，其行使價分別由港幣0.36元至港幣1.906元（二零零四年：港幣0.36元至港幣1.30元），而加權平均餘下合約年期為6.04年（二零零四年：7.09年）。

尚未行使之認股權

行使期限	**每股 行使價** 港幣	**認股權數目 二零零五年**	**二零零四年**
董事			
一九九九年五月二十日至二零零八年五月十九日	0.5586	—	3,100,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.3600	—	3,920,000
二零零四年三月一日至二零一三年二月二十八日	0.7200	**150,000**	7,691,000
二零零六年十月二十二日至二零一一年十月二十一日	1.9060	**8,200,000**	—
僱員及其他			
一九九九年五月二十日至二零零八年五月十九日	0.5586	**33,000**	628,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.3600	**300,000**	1,570,000
二零零四年三月一日至二零一三年二月二十八日	0.7200	**765,000**	4,922,000
二零零三年十二月三十日至二零一三年十二月二十九日	1.3000	**2,000,000**	6,000,000
二零零六年十月二十二日至二零一一年十月二十一日	1.9060	**12,029,000**	—
		23,477,000	27,831,000

在年內授出認股權的公平值利用 Black-Scholes 估值模式釐定為港幣4,800,000元。對該模式輸入的重大數據為估值日期的股價為港幣1.78元、授出認股權日期的行使價、預期波動幅度為25%、認股權的預計年期2.5年、預期派息率3%及無風險年利率4.075%。波動幅度是按照預期股價回報的標準差而計量，並據過去260個交易日之每日股價的統計分析計算。

34. 儲備

(a) 集團

	股份溢價 港幣千元	認股權儲備 港幣千元	盈餘貢獻 港幣千元	股本贖回儲備 港幣千元	資本儲備 港幣千元	可換股債券儲備 港幣千元	投資儲備 港幣千元	房地產重估儲備 港幣千元	滙兌儲備 港幣千元	盈餘儲備 港幣千元	總額 港幣千元
於二零零四年十二月三十一日											
按以往呈報	810,646	—	99,089	13	34,188	—	—	68,037	5,760	1,511,938	2,529,671
往年度調整											
撤銷租賃土地重估儲備及租賃土地攤銷(會計準則17)	—	—	—	—	—	—	—	(57,783)	—	(9,596)	(67,379)
租賃土地轉為投資物業(會計準則40)	—	—	—	—	—	—	—	—	—	22,230	22,230
增加撥備(會計準則16、37及HK(IFRIC)-Int 1)	—	—	—	—	—	—	—	—	—	(13,332)	(13,332)
經重列，於年初調整前	810,646	—	99,089	13	34,188	—	—	10,254	5,760	1,511,240	2,471,190
年初調整											
可換股債券之股權部份及利息(會計準則39)	—	—	—	—	—	192,037	—	—	—	(24,426)	167,611
註銷負商譽(財務報告準則3)	—	—	—	—	—	—	—	—	—	90	90
於二零零五年一月一日，經重列	810,646	—	99,089	13	34,188	192,037	—	10,254	5,760	1,486,904	2,638,891
兌滙率調整	—	—	—	—	—	—	—	—	37,095	—	37,095
可換股債券之轉換，除稅	742,341	—	—	—	—	(168,928)	—	—	—	—	573,413
已行使認股權	15,005	—	—	—	—	—	—	—	—	—	15,005
認股權之公平值	—	2,383	—	—	—	—	—	—	—	—	2,383
可供出售財務資產之公平值變動	—	—	—	—	—	—	(489,184)	—	—	—	(489,184)
出售物業變現	—	—	—	—	—	—	—	(10,254)	—	10,254	—
被視為出售一附屬公司	—	—	—	—	(33,706)	—	1,029	—	(2,487)	35,164	—
本年度溢利	—	—	—	—	—	—	—	—	—	3,644,048	3,644,048
二零零四年末期股息	—	—	—	—	—	—	—	—	—	(89,859)	(89,859)
二零零五年中期股息	—	—	—	—	—	—	—	—	—	(23,771)	(23,771)
二零零五年特別中期以實物分派股息	—	—	—	—	—	—	—	—	—	(1,229,143)	(1,229,143)
於二零零五年十二月三十一日	**1,567,992**	**2,383**	**99,089**	**13**	**482**	**23,109**	**(488,155)**	—	**40,368**	**3,833,597**	**5,078,878**
保留於：											
本公司及附屬公司	1,567,992	2,383	99,089	13	482	23,109	(488,155)	—	30,857	3,745,724	4,981,494
共同控制實體	—	—	—	—	—	—	—	—	9,511	87,873	97,384
	1,567,992	2,383	99,089	13	482	23,109	(488,155)	—	40,368	3,833,597	5,078,878
於二零零三年十二月三十一日											
按以往呈報	809,473	—	99,089	13	34,188	—	—	68,037	12,326	1,310,764	2,333,890
往年度調整											
撤銷租賃土地重估儲備及租賃土地攤銷(會計準則17)	—	—	—	—	—	—	—	(57,783)	—	(8,925)	(66,708)
增加撥備(會計準則16、37及HK(IFRIC)-Int1)	—	—	—	—	—	—	—	—	—	(13,286)	(13,286)
於二零零四年一月一日，經重列	809,473	—	99,089	13	34,188	—	—	10,254	12,326	1,288,553	2,253,896
兌滙率調整	—	—	—	—	—	—	—	—	(6,566)	—	(6,566)
已行使認股權	4,253	—	—	—	—	—	—	—	—	—	4,253
發行代息股份	(3,080)	—	—	—	—	—	—	—	—	—	(3,080)
發行代息股份所產生之儲備	—	—	—	—	—	—	—	—	—	39,081	39,081
租賃土地轉為投資物業(會計準則40)	—	—	—	—	—	—	—	—	—	22,230	22,230
本年度溢利	—	—	—	—	—	—	—	—	—	241,214	241,214
二零零三年末期股息	—	—	—	—	—	—	—	—	—	(39,643)	(39,643)
二零零四年中期股息	—	—	—	—	—	—	—	—	—	(40,195)	(40,195)
於二零零四年十二月三十一日	810,646	—	99,089	13	34,188	—	—	10,254	5,760	1,511,240	2,471,190
保留於：											
本公司及附屬公司	810,646	—	99,089	13	34,188	—	—	10,254	4,429	1,287,814	2,246,433
共同控制實體	—	—	—	—	—	—	—	—	1,324	202,417	203,741
聯營公司	—	—	—	—	—	—	—	—	7	21,009	21,016
	810,646	—	99,089	13	34,188	—	—	10,254	5,760	1,511,240	2,471,190

34. 儲備（續）

(b) 公司

	股份溢價	認股權儲備	盈餘貢獻	股本贖回儲備	可換股債券儲備	盈餘儲備	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零四年十二月三十一日							
按以往呈報	810,646	—	213,560	13	—	969,260	1,993,479
年初調整							
可換股債券之股權部份及利息							
（會計準則39）	—	—	—	—	192,037	—	192,037
於二零零五年一月一日，經重列	810,646	—	213,560	13	192,037	969,260	2,185,516
已行使認股權	15,005	—	—	—	—	—	15,005
可換股債券之轉換，除稅	742,341	—	—	—	(168,928)	—	573,413
認股權之公平值	—	2,383	—	—	—	—	2,383
本年度溢利	—	—	—	—	—	1,187,969	1,187,969
二零零四年末期股息	—	—	—	—	—	(89,858)	(89,858)
二零零五年中期股息	—	—	—	—	—	(23,771)	(23,771)
二零零五年特別中期							
以實物分派股息	—	—	—	—	—	(1,040,337)	(1,040,337)
於二零零五年十二月三十一日	**1,567,992**	**2,383**	**213,560**	**13**	**23,109**	**1,003,263**	**2,810,320**
於二零零三年十二月三十一日	809,473	—	213,560	13	—	921,646	1,944,692
發行股份溢價	4,253	—	—	—	—	—	4,253
發行代息股份	(3,080)	—	—	—	—	—	(3,080)
發行代息股份所產生之儲備	—	—	—	—	—	39,081	39,081
本年度溢利	—	—	—	—	—	88,371	88,371
二零零三年末期股息	—	—	—	—	—	(39,643)	(39,643)
二零零四年中期股息	—	—	—	—	—	(40,195)	(40,195)
於二零零四年十二月三十一日	810,646	—	213,560	13	—	969,260	1,993,479

根據百慕達一九八一年公司法經修訂於二零零五年十二月三十一日，本公司之可分派儲備為港幣1,216,823,000元（二零零四年：港幣1,182,820,000元）。

35. 借貸

集團

	二零零五年 港幣千元	二零零四年 港幣千元
長期銀行借款*(a)*		
有抵押	**2,212,055**	1,874,622
沒有抵押	**279,798**	744,736
	2,491,853	2,619,358
可換股債券*(b)*	**81,122**	864,260
來自少數股東之貸款*(c)*	**98,242**	98,015
	2,671,217	3,581,633
短期銀行借款*(a)*		
有抵押	**10,000**	—
沒有抵押	**694,520**	36,133
	3,375,737	3,617,766
列為流動負債之現期部份	**(1,807,880)**	(844,542)
	1,567,857	2,773,224

長期銀行借款的到期日如下：

	二零零五年 港幣千元	二零零四年 港幣千元
一年內	**1,103,360**	808,409
第二年	**384,886**	636,537
第三年至第五年	**1,003,607**	1,174,412
	2,491,853	2,619,358

(a) 根據現行市場利率計算，長期銀行借款與短期銀行借款的賬面值與其公平值相近。於結算日的有效息率約為4%(二零零四年：2%)。貸款的賬面金額約54%(二零零四年：67%)以港元為單位，剩餘之賬面金額分別以人民幣、星加坡元及日元為單位。

(b) 本集團於二零零四年三月，按面值發行一批面值港幣864,260,000元附有年息0.5%有擔保可換股債券，此債券於二零零九年三月到期。該等債券於盧森堡證券交易所上市，並且可於二零零四年四月二十三日至二零零九年三月八日內，按初步換股價每股港幣2.25元兌換為本公司股份(因本集團於二零零五年十一月，以實物分派特別中期股息，故調整至每股港幣1.88元兌換為本公司股份)。該等債券可於二零零九年三月二十三日根據該等債券的有關條款及條件以其本金之91.49%贖回。

直至二零零四年十二月三十一日，可換股債券均按面值列賬。於二零零五年一月一日採納會計準則39後，歸屬予負債部份及股權部份之價值均按發行該等債券時予以釐定。可換股債券的負債部份之公平值乃以相等的非可換股債券之市場利率計算。發行的餘值指換股權部份的價值，則獨立地在股東權益下確認為可換股債券儲備。於二零零五年十二月三十一日，面值港幣760,260,000元的可換股債券已轉換為本公司之普通股337,893,311股，而未兌換之可換股債券均按攤銷成本列賬。

按現金流量以貸款利率7%的比率貼現計算，截至二零零五年十二月三十一日，可換股債券的負債部份之公平值為港幣78,000,000元。可換股債券的利息支出以有效息率5.5%的比率貼現計算。

(c) 按現行市場利率計算，來自少數股東之貸款賬面值與其公平值相近。該貸款為無抵押及將於二零零七年全數歸還。於結算日的有效息率約為5.76%(二零零四年：5.76%)。

35. 借貸(續)

公司

	二零零五年 港幣千元	二零零四年 港幣千元
長期銀行借款 — 沒有抵押	**225,000**	420,000
短期銀行借款 — 沒有抵押	**468,000**	—
	693,000	420,000
列為流動負債之現期部份	**(493,000)**	(395,000)
	200,000	25,000

長期銀行借款的到期日如下:

	二零零五年 港幣千元	二零零四年 港幣千元
一年內	**25,000**	395,000
第二年	**200,000**	25,000
	225,000	420,000

36. 遞延税項負債

集團

	税務虧損 港幣千元	其他撥備 港幣千元	加速折舊免税額 港幣千元	公平值收益 港幣千元	可換股債券 港幣千元	其他 港幣千元	總數 港幣千元
於二零零四年十二月三十一日	(25,579)	(3,099)	40,181	—	—	66,872	78,375
兑滙率調整	—	(55)	—	—	—	1,152	1,097
期初調整:重列權益	—	—	—	—	40,735	—	40,735
可換股債券之轉換	—	—	—	—	(35,834)	—	(35,834)
被視為出售一附屬公司	25,579	—	(39,463)	—	—	—	(13,884)
在損益表扣除	—	2,042	—	125,341	—	12,392	139,775
於二零零五年十二月三十一日	**—**	**(1,112)**	**718**	**125,341**	**4,901**	**80,416**	**210,264**
於二零零三年十二月三十一日	(29,426)	(3,859)	44,607	—	—	74,004	85,326
在損益賬扣除／(計入)	3,847	760	(4,426)	—	—	(7,132)	(6,951)
於二零零四年十二月三十一日	(25,579)	(3,099)	40,181	—	—	66,872	78,375

遞延税項根據負債法採用集團營運國家之適用税率就暫時差價全數計算。當有法定權利可將現有税項資產與現有負債抵銷而遞延税項涉及同一財政機關,則可將遞延税項資產與遞延税項負債互相抵銷。經計入適當抵銷後,以上負債在綜合資產負債表內列賬。所有遞延税項負債預期十二個月後償付。

未用税損及其他暫時差異合共港幣429,783,000元(二零零四年:港幣548,080,000元)產生之遞延税項資產港幣93,985,000元(二零零四年:港幣112,856,000元)並無在賬目中確認。未用税損港幣308,664,000元(二零零四年:港幣416,344,000元)並無到期日,而其餘將於二零一一年或以前之多個日期到期。

36. 遞延稅項負債(續)

公司

	可換股債券 港幣千元
於二零零四年十二月三十一日	—
年初調整：權益重列	40,735
可換股債券之轉換	(35,834)
於二零零五年十二月三十一日	4,901

37. 負商譽

	二零零五年 港幣千元	二零零四年 港幣千元
年初	**136**	2,663
年初調整：註銷負商譽(財務準則3)	**(136)**	—
累計攤銷	—	(2,527)
年末	—	136

38. 撥備

集團

	環境復修 港幣千元	採礦權益 港幣千元	總數 港幣千元
於二零零三年十二月三十一日	145,894	54,880	**200,774**
在損益表扣除	11,580	12,820	**24,400**
本年度支出	(18,502)	(8,710)	**(27,212)**
於二零零四年十二月三十一日	138,972	58,990	**197,962**
在損益表扣除	825	6,410	**7,235**
本年度支出	(9,276)	(4,360)	**(13,636)**
被視為出售一附屬公司	(130,521)	(61,040)	**(191,561)**
於二零零五年十二月三十一日	—	—	—

二零零四年現期部份的撥備金額為港幣17,089,000元包括在其他應付款。

39. 綜合現金流量表附註

(a) 經營溢利與用於經營業務之現金對賬表

	二零零五年 港幣千元	二零零四年 港幣千元
經營溢利	**33,562**	65,908
折舊	**2,996**	2,693
遞延支出攤銷	**—**	2,452
租賃土地及土地使用權之攤銷	**35,654**	35,356
出售非上市投資虧損	**—**	7,800
上市證券投資之公平值變動	**1,204**	(16,128)
利息收入	**(3,706)**	(7,719)
撥作興建中物業成本之利息	**69,563**	42,816
上市證券投資所得股息	**(1,592)**	(1,807)
出售物業、機器及設備虧損	**117**	97
應收貿易賬款及其他應收賬款之減值撥備	**20,553**	—
按揭貸款賬款之減值撥備	**3,039**	—
認股權之費用	**2,383**	—
收購一共同控制實體之負商譽	**(19,991)**	—
營運資產變動前之經營溢利	**143,782**	131,468
發展物業增加	**(881,711)**	(2,083,214)
應收賬款及預付款(增加)／減少	**(15,878)**	249,930
按揭貸款賬款減少	**6,735**	174,332
應付賬款及應計費用增加	**220,620**	201,859
用於經營業務之現金	**(526,452)**	(1,325,625)

39. 綜合現金流量表附註(續)

(b) 融資活動分析

	股本及股份溢價 港幣千元	少數股東權益 港幣千元	借款 港幣千元	總額 港幣千元
於二零零四年十二月三十一日				
按以往呈報	1,012,210	1,147,265	3,519,751	5,679,226
重新分類(會計準則1)	—	(401,957)	98,015	(303,942)
經重列,於往年度調整前	1,012,210	745,308	3,617,766	5,375,284
往年度調整				
撤銷租賃土地重估儲備及租賃土地攤銷(會計準則17)	—	(3,366)	—	(3,366)
增加撥備(會計準則16、37及HK(IFRIC)-Int 1)	—	(18,588)	—	(18,588)
經重列,於期初調整前	1,012,210	723,354	3,617,766	5,353,330
年初調整				
註銷負商譽(財務準則3)	—	46	—	46
於二零零五年一月一日,經重列	1,012,210	723,400	3,617,766	5,353,376
兌滙率調整	—	5,838	226	6,064
可換股債券之轉換	776,131	—	(783,138)	(7,007)
少數股東應佔溢利	—	159,750	—	159,750
被視為出售一附屬公司	—	(1,667,056)	(388,370)	(2,055,426)
來自融資之現金流入	17,443	1,134,036	929,253	2,080,732
於二零零五年十二月三十一日	**1,805,784**	**355,968**	**3,375,737**	**5,537,489**
於二零零三年十二月三十一日				
按以往呈報	1,007,270	1,083,869	1,635,246	3,726,385
重新分類(會計準則1)	—	(460,164)	178,709	(281,455)
經重列,於往年度調整前	1,007,270	623,705	1,813,955	3,444,930
往年度調整				
撤銷租賃土地重估儲備及租賃土地攤銷(會計準則17)	—	(11,077)	—	(11,077)
增加撥備(會計準則16、37及HK(IFRIC)-Int 1)	—	(18,524)	—	(18,524)
於二零零四年一月一日經重列	1,007,270	594,104	1,813,955	3,415,329
兌滙率調整	—	742	—	742
被視為出售部份附屬公司	—	10,501	—	10,501
少數股東應佔溢利	—	21,157	—	21,157
來自融資之現金流入	4,940	96,850	1,803,811	1,905,601
於二零零四年十二月三十一日	1,012,210	723,354	3,617,766	5,353,330

40. 承擔

集團

	二零零五年 港幣千元	二零零四年 港幣千元
(a) 已簽約但未撥備		
物業發展支出承擔	**1,655,263**	969,302
資本支出承擔	—	75,198

(b) 營業租約承擔

根據土地及樓房之不可撤銷營業租約而須於下列期間支付之最低租金費用如下：

	二零零五年 港幣千元	二零零四年 港幣千元
第一年內	**2,388**	7,497
第二至第五年內	—	24,843
五年後	—	22,696
	2,388	55,036

41. 經營租約收入

根據土地及樓房之不可撤銷經營租約而可於下列期間收取之最低租金收入如下：

集團

	二零零五年 港幣千元	二零零四年 港幣千元
第一年內	**170,697**	68,883
第二至五年內	**303,353**	165,595
五年後	**618**	21,720
	474,668	256,198

42. 企業合併

(a) 收購共同控制實體

	被收購者之賬面值 港幣千元	公平值 港幣千元
非流動資產	183,074	209,183
流動資產	515,772	949,224
	698,846	1,158,407
非流動負債	—	(2,721)
流動負債	(319,684)	(697,127)
	(319,684)	(699,848)
淨資產	379,162	458,559
現金收購代價		438,568
負商譽		19,991

於二零零五年四月，本集團收購上海寶地置業有限公司之41.5%權益，其主要從事物業發展及投資。

(b) 出售附屬公司

	二零零五年 港幣千元	二零零四年 港幣千元
出售之淨資產		
物業、機器及設備	**453,525**	—
租賃土地及土地使用權	**183,971**	—
投資物業	**65,500**	—
共同控制實體	**256,190**	—
聯營公司	**20,143**	—
可供出售之財務資產	**92,054**	—
商譽	**16,617**	—
其他非流動資產	**240,108**	—
存貨	**94,047**	—
應收賬款及預付款	**762,202**	—
可收回稅項	**1,145**	—
其他投資	**69,534**	—
現金及銀行結餘	**1,280,363**	—
借貸	**(140,970)**	—
遞延稅項負債	**(13,884)**	—
撥備	**(191,561)**	—
應付賬款及應計之費用	**(407,237)**	—
借貸之現期部份	**(247,400)**	—
應付稅項	**(806)**	—
少數股東權益	**(1,666,647)**	—
淨資產	**866,894**	—
轉至聯營公司 *(附註23)*	**4,478,360**	—
被視為出售部份之收益	**3,611,466**	—

以上指被視為出售之銀河娛樂，在附註1內有詳細說明。

43. 或然負債

本公司已就若干附屬公司取得之信貸額港幣3,571,683,000元(二零零四年:港幣3,844,074,000元)向銀行及財務機構出具擔保。已動用之信貸額為港幣2,078,682,000元(二零零四年:港幣1,903,793,000元)。

本公司就一附屬公司發行港幣104,000,000元(二零零四年:港幣864,260,000元)之可換股債券,向債券持有人出具擔保。

本公司就一集團佔有權益之公司與香港特別行政區政府之履行合約承擔向香港特別行政區政府出具擔保。

44. 有關連人士交易

除於賬目中其他章節所披露外,本年度集團與有關連人士於董事認為集團正常業務範圍內進行之重大交易摘錄如下:

(a) 根據與一聯營公司(隨着被視為出售銀河娛樂,該等公司被視為已出售)之租務協議條款收取租金為港幣5,602,000元(二零零四年:港幣9,737,000元)。

(b) 出售石料予一聯營公司(隨着被視為出售銀河娛樂,該等公司被視為已出售)合計為港幣10,634,000元(二零零四年:港幣18,640,000元),該項交易是按不低於向集團其他第三方顧客所訂立之價格條款進行。

(c) 於二零零二年七月二十二日,持有66%權益之附屬公司輝亨有限公司向全資附屬公司 Great Place Developments Limited 批出港幣330,000,000元之有擔保無抵押循環備用貸款。貸款年息率為三個月香港銀行同業拆息加2.38厘,備用貸款年期為三年,並可延期一或兩年。年內並沒有動用之貸款額(二零零四年:港幣70,000,000元)。

(d) 主要管理人員包括本公司之執行董事之酬金如下:

	二零零五年 港幣千元	二零零四年 港幣千元
袍金	**754**	400
薪金及其他酬金	**14,421**	14,568
酌情獎金	**941**	—
退休福利	**1,125**	1,093
認股權	**620**	—
	17,861	16,061

(e) 根據與一集團佔有權益之公司之租務協議條款收取租金為港幣1,172,000元(二零零四年:無)。

45. 結算日後事項

截至二零零六年三月三十日，面值港幣36,000,000元之可換股債券已按換股價每股港幣1.88元轉換為19,100,000股本公司之普通股。

46. 財務報表之批准

財務報表已獲董事會於二零零六年三月三十日批准。

47. 主要附屬公司及共同控制實體

(a) 附屬公司

公司名稱	主要經營地區	發行股本 普通股股數	每股面值	集團持有股權百分比	主要業務
本公司直接全資擁有在英屬處女群島註冊成立					
			美元		
Sutimar Enterprises Limited	香港	100	1	100	投資控股
本公司間接持有在香港註冊成立					
			港元		
彩都發展有限公司	香港	2	1	100	物業發展
志惠有限公司	香港	1,000	1	65	投資控股
華繼有限公司	新加坡	1,000	10	100	物業投資及發展
華中企業有限公司	香港	5,000,000	1	100	投資控股
彩虹日國際有限公司	香港	2	1	100	投資控股
迎豐有限公司	香港	2	1	100	物業發展
承輝有限公司	香港	1	1	100	物業發展及投資
興威投資有限公司	廣州	2	1	100	投資控股及物業發展
金達動力有限公司	香港	1	1	100	物業發展及投資控股
雄合有限公司	香港	2	1	100	物業發展
興弘有限公司	香港	2	1	100	物業投資
嘉華企業管理有限公司	香港	100	100	100	提供管理服務
嘉華房產投資有限公司	香港	1,000	10	100	投資控股
嘉華石業(集團)有限公司	香港	439,463,724	0.2	100	投資控股
兆途投資有限公司	香港	2	1	100	物業發展
銘泰有限公司	香港	2	1	100	投資控股
富網有限公司	香港	2	1	100	物業發展
新財有限公司	香港	1	1	100	物業發展
東國有限公司	香港	1	1	100	物業發展
世源基業有限公司	香港	2	1	100	物業投資
佳越發展有限公司	香港	2	1	100	物業發展
寶力有限公司	香港	2	1	100	提供財務服務
聯廣有限公司	香港	2	1	100	物業發展
宏途有限公司	香港	9,901,000	1	99.9	投資控股
在日本註冊成立					
			日圓		
Asahi Kohatsu Corporation	日本	240	50,000	75	貿易

47. 主要附屬公司及共同控制實體（續）

(a) 附屬公司（續）

公司名稱	主要經營地區	發行股本 普通股股數	發行股本 每股面值	集團持有股權百分比	主要業務
在英屬處女群島註冊成立					
			美元		
All Smart Profits Limited	香港	10	1	100	投資控股
Amazing Enterprises Limited	香港	10	1	100	投資控股
Bestfull Profits Limited	香港	10	1	100	投資控股
Cyber Point Assets Limited	香港	10	1	100	投資控股
Great Place Developments Limited	香港	10	1	100	投資控股
K. Wah International Finance Limited	香港	10	1	100	提供財務服務
Leharne Properties Limited	香港	10	1	100	投資控股
Ontrack Developments Limited	香港	10	1	100	投資控股
Ragon Properties Ltd.	香港	10	1	100	投資控股
Repton Developments Limited	香港	10	1	100	投資控股
Select Vantage Profits Ltd.	香港	10	1	100	投資控股
Top Ridge Management Limited	新加坡	10	1	100	物業投資
在內地註冊成立					
外商獨資企業		註冊資本			
廣州市嘉華花都置業有限公司	廣州	港元93,600,000		100	物業發展
嘉華（中國）投資有限公司	上海	美元30,000,000		100	投資控股
上海國廣房地產經營有限公司	上海	美元31,000,000		100	物業發展
合作合營企業					
廣州匯城房地產開發有限公司	廣州	港元200,000,000		99.9	物業發展
上海嘉兆房地產開發經營有限公司	上海	美元 24,000,000		100	物業發展
廣州市越華房地產發展有限公司	廣州	港元187,000,000		100	物業發展
廣州東鏡泰豐房地產開發經營有限公司	廣州	美元 10,000,000		100	物業發展
合資經營企業					
上海嘉匯達房地產開發經營有限公司	上海	美元 53,000,000		36	物業發展及投資
上海嘉港城房地產開發經營有限公司	上海	美元 13,000,000		95	物業發展
上海嘉申房地產開發經營有限公司	上海	美元 38,000,000		99	物業發展

(b) 共同控制實體

公司名稱	主要經營地區	發行股本 普通股股數	發行股本 每股面值	集團持有股權百分比	主要業務
			港元		
在香港註冊成立					
海雲軒物業管理有限公司	香港	2	1	50	物業管理
金輝美國際有限公司	香港	2	1	25	物業發展
弘雄有限公司	香港	2	1	50	物業發展
高暐有限公司	香港	2	1	50	提供財務服務
在中國內地註冊成立		註冊資本			
上海寶地置業有限公司	上海	人民幣717,674,797		41.5	物業發展

	物業類型	樓面面積 平方米	集團權益 百分比	批租期	完成階段	預算 落成日期
投資及其他物業						
新加坡						
新加坡振瑞路171－187號 新生商業中心(註)	寫字樓	5,747	100	2068	已落成	現有
香港						
北角渣華道191號 嘉華國際中心 二十八樓、二十九樓 及三十樓	寫字樓	2,926	100	2106	已落成	現有
上環永樂街71號、73號、 75號及77號 嘉匯商業中心	寫字樓／商業	3,894	100	2841	已落成	現有
中國內地						
上海市 徐滙區淮海中路6街坊 26號地塊 上海嘉華中心	寫字樓	72,000	35.75	2047	已落成	現有
廣州市 東風西路148號 嘉和苑 第一期	商業	3,527	100	2033	已落成	現有

註： 新生商業中心樓面面積1,964平方米作出售用

	物業類型	樓面面積 平方米	集團權益 百分比	批租期	完成階段	預算 落成日期
發展物業						
香港						
北角蜆殼街18－20號 嘉昌商業中心	寫字樓	1,873	100	2069	已落成	現有
青山公路青龍頭段18A海雲軒	住宅	492	50	2050	已落成	現有
銅鑼灣山路，沙田市地段510	住宅	24,227	100	2054	施工階段	2007
中國內地						
廣州市花都區 新華鎮東鏡村地塊	綜合	1,147,000	100	2034至 2068	籌劃階段	2008及之後
花都置業地塊 新華鎮清布村迎賓大道北	住宅／商業／ 寫字樓	267,560	100	2039至 2069	籌劃階段	2008及之後
上海市 徐滙區建國西路68號 A、B地塊	住宅	140,000	100	2065	拆遷階段	2008
上海市 靜安區嚴家宅三期地塊	住宅	100,000	99	2072	拆遷階段	2008
上海市 閘北區廣中路701號地塊	住宅	380,000	100	2073	施工階段	2007 (第一期)

Financial Calendar

DATES	EVENTS
14th September 2005	Announcement of results for the six months ended 30th June 2005
4th November 2005	Payment of 2005 interim cash dividend and a special interim dividend effected by way of distribution in specie of one GEG share for every ten Shares
30th March 2006	Announcement of results for the year ended 31st December 2005
23rd May 2006 to 29th May 2006 (both days inclusive)	Closure of registers of members
29th May 2006	2006 annual general meeting
7th July 2006	Payment of 2005 final scrip dividend with a cash option

財務誌要

日期	事宜
二零零五年九月十四日	公佈截至二零零五年六月三十日止六個月之業績
二零零五年十一月四日	派發二零零五年度現金中期股息及特別中期股息，後者以實物派付，基準為每持有十股股份獲派一股銀河娛樂股份
二零零六年三月三十日	公佈截至二零零五年十二月三十一日止年度之業績
二零零六年五月二十三日至二零零六年五月二十九日（首尾兩天包括在內）	暫停辦理股份過戶登記手續
二零零六年五月二十九日	二零零六年股東週年大會
二零零六年七月七日	派發二零零五年度之末期以股代息股息，附有現金選擇權



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong
香港北角渣華道 191 號嘉華國際中心 29 樓

Tel 電話：(852) 2880 0178 Fax 傳真：(852) 2880 5610